UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 5, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on Economic and Financial Analysis

1Q22

bradesco

Table of Contents

Managerial Analysis of Results

bradesco

1Q22 Highlights

Recurring Net Income

R$6.8 billion

+3.1% in the quarter (1Q22 vs. 4Q21)

+4.7% in 12 months (1Q22 vs. 1Q21)

Quarterly ROAE **18.0%**

Quarterly ER **43.5%**

Improvement of

0.5 p.p. In the quarter

3.4 p.p. In the quarter

Payout of **35%** (gross)

R$2.3 bi

of Interest on Shareholders' Equity/Dividends in the quarter (**+13%** vs. 1Q21)

Total Ratio | Basel

15.7%

+0.3 p.p. in 12 months

Income from Insurance, Pension Plans and Capitalization Bonds

R$3.3 bi

+4.7% in 12 months

-6.8% in the quarter

Fee and Commission Income

R$8.6 bi

+6.7% in 12 months

-2.9% in the quarter

Client Portion

R$15.8 bi

+19.6% in 12 months

+7.0% in the quarter

The **Spread** continues to improve, reaching **9.7%** in the **1Q22**

Operating Expenses

R$11.7 bi

+4.4% in 12 months

-9.1% in the quarter

Expanded loan portfolio

R$834.5 bi

+18.3% in 12 months

+2.7% in the quarter

Individuals **R$331.4 bi**

+22.6% in 12 months **+3.3%** in the quarter

Companies **R$503.1 bi**

+15.7% in 12 months **+2.3%** in the quarter


Recurring Net Income
R$ million
6,238
6,462
6,542
6,645
3,753
3,873
5,031
6,801
6,515
6,319
6,767
6,613
6,821
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22

Summary of the results for the first quarter of 2022

We achieved a recurring net income of R$6.8 billion in the first quarter of 2022, with good performance of net interest income, fee and commission income, and operating expenses. This result is a demonstration of our ability to capture opportunities, even in a scenario of uncertainty – with high inflation, rising interest rates, and geopolitical tensions. Our net earnings totaled R$231 million with the demutualization of the CIP (Interbank Payments Clearing House) investment, which we classified as an extraordinary event, not benefitting, therefore, our recurring net income.

The figures show that we are on the right track: we have reached the mark of 74.8 million clients (+5.8% vs. 1Q21). From this total, 21 million clients are from digital operations: 11 million from next, 6 million from Bitz and 4 million from Digio. We are committed to making the banking experience more convenient, faster and safer for our clients. This journey did not start now, as we are pioneers in banking automation and artificial intelligence, always expanding our digital transformation, with customized solutions that go beyond the offering of financial products.

In the quarter, the digital channels accounted for 32% of the credits released, reaching R$23.6 billion, a 44% growth compared to R$16.4 billion in 1Q21, contributing to the increase in the loan portfolio, which exceeded R$834 billion (+18% vs. 1Q21). Highlight for the growth of the operations of individuals, in particular, credit cards, personal/payroll-deductible loans, real estate financing and CDC/leasing of vehicles. ALL expenses grew in an expected movement, due to the expansion of credit products. The quality of the portfolio continues at normal and profitable levels, maintaining good coverage rates.

In revenue we had a growth in the client portion (+7.0% vs. 4Q21 and +19.6% vs. 1Q21) – with an improvement in the spread since 3Q21 – maintenance of fee and commission income and a solid income from insurance operations, which surpassed the R$3.2 billion mark.

Operating expenses grew by 4.4% in the annual comparison, far less than the accumulated inflation in the period – IPCA 11.3% and IGP-M 14.8%, reflecting the Management's actions in the efficient management of costs.

In our Sustainability Strategy, we have reaffirmed our commitment to sustainable development. We will intensify the following actions: Sustainable Business, Climate Agenda, and Financial Citizenship. Regarding Sustainable Business, we continue to expand our portfolio and we have already met 43% of the target of directing R$250 billion to sectors with positive impact by 2025 (totaling R$107 billion as of 1Q22). With respect to Climate Change, we are accelerating our stakeholder engagement and awareness actions regarding Net-Zero. In Financial Citizenship, we have assumed, with the UN, a commitment on Health and Financial Inclusion, whereby we are the only Brazilian bank taking part in the signatory group.

Main Information

R$ million (unless otherwise stated)	1Q22	4Q21	1Q21	1Q22 x 4Q21	1Q22 x 1Q21
\\ Recurring Income Statement					
Recurring Net Income (1)	6,821	6,613	6,515	3.1	4.7
Book Net Income	7,009	3,170	6,153	121.1	13.9
Operating Income	10,342	10,283	9,768	0.6	5.9
Net Interest Income	17,061	16,962	15,578	0.6	9.5
Expanded ALL	(4,836)	(4,283)	(3,907)	12.9	23.8
Fee and Commission Income	8,611	8,864	8,067	(2.9)	6.7
Operating Expenses (Personnel, Administrative and Other Operating Expenses, Net of Income)	(11,702)	(12,867)	(11,204)	(9.1)	4.4
Income from Insurance, Pension Plans and Capitalization Bonds	3,286	3,527	3,137	(6.8)	4.7
\\ Statement of Financial Position					
Total Assets	1,724,422	1,695,217	1,662,619	1.7	3.7
Loans - Expanded Loan Portfolio	834,451	812,657	705,160	2.7	18.3
- Individuals	331,404	320,760	270,220	3.3	22.6
- Companies	503,047	491,897	434,940	2.3	15.7
Shareholders' Equity	151,099	147,121	144,240	2.7	4.8
Assets under Management	2,633,530	2,604,416	2,550,871	1.1	3.2
\\ Capital and Liquidity - %					
Total Ratio	15.7	15.8	15.4	(0.1) p.p.	0.3 p.p.
Tier I Capital	13.7	13.7	13.6	-	0.1 p.p.
Liquidity Coverage Ratio (LCR)	137.4	138.1	162.9	(0.7) p.p.	(25.5) p.p.
Net Stable Funding Ratio (NSFR)	118.1	117.1	114.8	1.0 p.p.	3.3 p.p.
\\ Profitability and Efficiency %					
Annualized Return on Average Equity (ROAE) (2)	18.0	17.5	18.7	0.5 p.p.	(0.7) p.p.
Annualized Return on Average Assets (ROAA)	1.6	1.6	1.6	-	-
Efficiency Ratio (ER)	43.5	46.9	45.0	(3.4) p.p.	(1.5) p.p.
\\ Market Indicators					
Recurring Net Income per Share (accumulated 12 months) - R$ (3)	2.49	2.46	2.08	1.2	19.4
Market Capitalization (4)	196,132	171,480	222,092	14.4	(11.7)
Dividends / Interest on Shareholders' Equity	1,998	2,613	1,754	(23.5)	13.9
Price / Earnings Ratio (5)	7.4	6.5	10.0	13.1	(26.0)
Price to Book Ratio	1.3	1.2	1.5	8.3	(13.3)
Dividend Yield - % (6) (7)	4.5	5.3	2.5	(0.8) p.p.	2.0 p.p.
\\ Portfolio Indicators - %					
Delinquency Ratio (over 90 days)	3.2	2.8	2.5	0.4 p.p.	0.7 p.p.
Delinquency Ratio (over 60 days)	4.0	3.4	3.3	0.6 p.p.	0.7 p.p.
NPL Creation - 90 days	1.2	0.9	1.2	0.3 p.p.	-
Coverage Ratio (> 90 days)	235.4	260.9	349.8	(25.5) p.p.	-
Coverage Ratio (> 60 days)	189.3	215.4	266.7	(26.1) p.p.	(77.4) p.p.

(1) According to the non-recurring events described on page 09 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(4)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(5)** Recurring net income in 12 months; **(6)** Source: Economatica; and **(7)** Calculated by the share with the highest liquidity.

Recurring Income Statement

For a better understanding, comparability and analysis of results, we present the Statement of Recurrent Income, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

R$ million	1Q22	4Q21	1Q21	1Q22 x 4Q21	1Q22 x 1Q21
\\ Net Interest Income	**17,061**	**16,962**	**15,578**	**0.6**	**9.5**
- Client Portion	15,818	14,779	13,225	7.0	19.6
- Market Portion	1,243	2,183	2,353	(43.1)	(47.2)
\\ Expanded ALL	**(4,836)**	**(4,283)**	**(3,907)**	**12.9**	**23.8**
\\ Gross Income from Financial Intermediation	**12,225**	**12,679**	**11,671**	**(3.6)**	**4.7**
Income from Insurance, Pension Plans and Capitalization Bonds	3,286	3,527	3,137	(6.8)	4.7
Fee and Commission Income	8,611	8,864	8,067	(2.9)	6.7
Operating Expenses	(11,702)	(12,867)	(11,204)	(9.1)	4.4
Personnel Expenses	(5,501)	(5,774)	(5,069)	(4.7)	8.5
Other Administrative Expenses	(5,083)	(5,663)	(4,812)	(10.2)	5.6
Other Operating Income / (Expenses)	(1,118)	(1,430)	(1,323)	(21.8)	(15.5)
Tax Expenses	(2,100)	(1,962)	(1,933)	7.0	8.6
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	22	42	30	(47.6)	(26.7)
\\ Operating Income	**10,342**	**10,283**	**9,768**	**0.6**	**5.9**
Non-Operating Income	1	(8)	(89)	-	-
Income Tax / Social Contribution	(3,456)	(3,593)	(3,096)	(3.8)	11.6
Non-controlling interests in subsidiaries	(66)	(69)	(68)	(4.3)	(2.9)
\\ Recurring Net Income	**6,821**	**6,613**	**6,515**	**3.1**	**4.7**

Main non-recurring events

R$ million	1Q22	4Q21	1Q21
\\ Recurring Net Income	**6,821**	**6,613**	**6,515**
\\ Non-Recurring Events	**188**	**(3,443)**	**(362)**
- Realization/Reclassification of Financial Instruments (1)	-	(1,881)	-
- Impairment of Non-Financial Assets (2)	-	(509)	-
- Provision for Restructuring (3)	-	(441)	-
- Contingent Liabilities (4)	-	(278)	-
- Goodwill Amortization (Gross)	(42)	(42)	(356)
- Demutualization of the CIP (Interbank Payments Clearing House) investment	231	-	-
- Other	-	(291)	(6)
\\ Book Net Income	**7,009**	**3,170**	**6,153**

(1) It includes results achieved with the reclassification of securities (TVMs) from the portfolio of the "Available for Sale" to "Under Negotiation", and turnover in the market of financial instruments; (2) It includes impairment of assets related to the acquisition of the right to provide financial services (payroll), goodwill, intangible and systems/hardware; (3) Related to restructuring, mainly in the branch network; and (4) Composed by civil provisions.

Summarized Analysis of Recurring Net Income

Recurring Net Income, Returns and Efficiency

We ended the first quarter of 2022 with very solid results and with profitability at 18%. Good performance over the previous period reflects our wide diversity of products, services and solutions specially designed for clients, reinforcing our proximity to them through a physical and digital service network that is constantly being modernized.

The largest operating income in the quarter reflects the good performance of the client portion, the maintenance of fee and commission income – even considering the seasonality of the end of the year -, the gradual recovery of the income from insurance operations and lower operating expenses, which absorbed the higher costs with ALL, given the significant growth of the loan portfolio.

We improved our ER (Operational Efficiency Ratio – quarterly) by 3.4 p.p. due to the reduction in operating expenses, which were even below inflation, and the maintenance of fee and commission income. This result was made possible by the business management and efficient cost control by the Management.

Compared to 1Q20, which was immediately before the pandemic began, there was an improvement in the ER, both quarterly and accrued. This good performance is a direct consequence of the strong growth in revenues, which was higher than the growth in expenses, which was below inflation.

In relation to the risk-adjusted ER (accrued and quarterly), its evolution is in line with the ALL expenses, whose increase follows the relevant increase in our loan portfolio.


Recurring Net Income
R$ million
3,753
30.9
69.1
6,515
25.0
75.0
6,319
10.4
89.6
6,767
22.8
77.2
6,613
22.9
77.1
6,821
23.5
76.5
1Q20
1Q21
2Q
3Q
4Q
1Q22
Banking Activities %
Insurance Activities %


ROAE Quarterly and Accrued
%
11.7
11.7
18.7
18.7
18.2
17.6
18.6
18.3
18.1
17.5
18.0
18.0
1Q20
1Q21
2Q
3Q
4Q
1Q22
ROAE - Quartely
ROAE - Accrued


ER / Risk-Adjusted ER
%
77.4
66.7
49.1
67.9
60.7
45.3
63.4
60.3
45.7
60.6
59.0
45.4
62.5
60.7
46.0
61.5
60.9
45.6
49.3
45.0
45.8
46.0
46.9
43.5
1Q20
1Q21
2Q
3Q
4Q
1Q22
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER

Net Interest Income

"Evolution of the Client Portion, with a spread of 9.7% in 1Q22."

R$ million	1Q22	4Q21	1Q21	1Q22 x 4Q21 R$	1Q22 x 4Q21 %	1Q22 x 1Q21 R$	1Q22 x 1Q21 %
\\ Net Interest Income	**17,061**	**16,962**	**15,578**	**99**	**0.6**	**1,483**	**9.5**
\\ Client Portion [(1)]	**15,818**	**14,779**	**13,225**	**1,039**	**7.0**	**2,593**	**19.6**
Average Balance	683,588	667,926	609,579	347		1,606	
Average Rate	9.7%	9.1%	9.1%	693		988	
\\ Market Portion [(2)]	**1,243**	**2,183**	**2,353**	**(940)**	**(43.1)**	**(1,110)**	**(47.2)**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Client Portion - Indicators

R$ million



9.1
8.9
9.0
9.1
9.7
6.3
6.6
6.8
6.4
6.7
13,225
13,471
14,054
14,779
15,818
3,907
3,487
3,358
4,283
4,836
9,318
9,984
10,696
10,496
10,982
1Q21
2Q
3Q
4Q
1Q22
Expanded ALL
Net Client Portion
Average Rate %
Quarterly Net Average Rate %

Change in the Client Portion

R$ million



14,779
347
810
184
(302)
15,818
4Q21
Average Volume
Spread
Products Mix
Number of Days
1Q22

Product Mix – Individuals %



Mar22
25.5
23.7
17.8
11.9
10.3
10.8
2021
26.2
24.2
17.1
11.7
10.2
10.6
2020
26.8
22.7
16.2
12.3
11.3
10.8
2019
27.0
19.0
17.6
12.3
12.4
11.5
2018
26.2
19.7
18.4
13.4
12.2
10.2
Payroll-deductible Loans
Real Estate Financing
Credit Card
Others
Vehicles
Personal Loans

In the quarter, the growth of the client portion is associated with an improvement in the spread of liabilities, as well as in loan operations, resulting in a 7% increase in the portion and +0.6 p.p. in the average portfolio rate. The growth of assets continues to contribute to the evolution of the portion, with emphasis on vehicle financing, credit card, personal loan, guaranteed account and working capital, in addition to the change in the product mix. In the annual comparison, the growth of 19.6% is mainly related to the increase in the average volume of credit, higher margins of liabilities and improved product mix. In addition, even with the increase in ALL expenses, the net average rate of the portion increased by +0.3 p.p. in relation to 4Q21 and +0.4 p.p. in relation to 1Q21.

Net Interest Income – Market Portion

The reduction observed in the quarters follows this year's trend regarding the effect of the increase of the CDI in the ALM strategies, partially offset by the higher result of the own working capital. In this quarter, there were also greater gains in other treasury strategies.

Loan Portfolio

"Favorable loan performance in March 2022."

Bacen Portfolio vs. Expanded Portfolio

R$ million	Mar22	Dec21	Mar21	Quartely	12 months
Individuals	327,961	317,297	266,968	3.4	22.8
Companies	290,863	292,631	261,611	(0.6)	11.2
\\ Loan Portfolio - Bacen	**618,824**	**609,928**	**528,580**	**1.5**	**17.1**
Sureties and Guarantees	87,712	83,467	79,256	5.1	10.7
Operations bearing Credit Risk - Commercial Portfolio	89,872	80,825	71,113	11.2	26.4
Other	38,043	38,438	26,211	(1.0)	45.1
\\ Expanded Loan Portfolio	**834,451**	**812,657**	**705,160**	**2.7**	**18.3**
\\ Companies (1)	**503,047**	**491,897**	**434,940**	**2.3**	**15.7**
Large Corporates	335,441	323,343	293,574	3.7	14.3
Micro, Small and Medium-Sized Enterprises	167,606	168,553	141,366	(0.6)	18.6
\\ Individuals	**331,404**	**320,760**	**270,220**	**3.3**	**22.6**
	Without exchange variation			**3.8**	**19.8**

(1) In the first quarter of 2022, there was a migration of clients from the SME segment (Corporate One) to Large Corporates totaling around R$7 billion of the expanded portfolio, involving approximately 100 Economic Groups.

Double-digit growth in virtually all products (for Individuals and Companies), with a highlight to credit card operations, personal/payroll-deductible loans, real estate financing, rural loans, guaranteed accounts and CDC.

Our average daily origination from individuals evolved by 26% (in 12 months) due to the good performance of the operations with companies, a reflection of the constant innovations in the journey of purchasing loans, mainly through digital channels.

Of the total credits released (R$75 billion), **32% or R$24 billion** were through digital channels in the first quarter of 2022, a **44%** growth compared to R$16 billion in 1Q21.

Loan Portfolio variation – Bacen


R$ million
609,928
10,665
(622)
(1,146)
618,824
Dec21
Individuals
SMEs
Large Corporates
Mar22

Mar22 vs. Dec21

Mar22 vs. Mar21


R$ million
528,580
60,993
21,018
8,233
618,824
Mar21
Individuals
SMEs
Large Corporates
Mar22

Loan Portfolio

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	Mar22	Dec21	Mar21	Quarter	12 months
\\ Individuals	**331,404**	**320,760**	**270,220**	**3.3**	**22.6**
Consumer Financing	**213,358**	**205,713**	**173,765**	**3.7**	**22.8**
Payroll-deductible Loans	84,587	84,111	72,804	0.6	16.2
Credit Card	59,059	54,862	40,549	7.6	45.6
Personal Loans	35,754	33,899	30,873	5.5	15.8
CDC / Vehicle Leasing	33,958	32,840	29,539	3.4	15.0
Real Estate Financing	**78,614**	**77,595**	**63,747**	**1.3**	**23.3**
Other Products	**39,432**	**37,452**	**32,707**	**5.3**	**20.6**
Rural Loans	12,960	13,053	10,928	(0.7)	18.6
BNDES/Finame Onlendings	7,130	6,962	6,363	2.4	12.1
Other	19,342	17,438	15,417	10.9	25.5
\\ Companies	**503,047**	**491,897**	**434,940**	**2.3**	**15.7**
Working Capital	100,487	102,098	89,407	(1.6)	12.4
Foreign Trade Finance	60,365	60,183	66,379	0.3	(9.1)
Real Estate Financing	17,504	18,350	18,060	(4.6)	(3.1)
BNDES/Finame Onlendings	15,485	15,656	15,961	(1.1)	(3.0)
Overdraft Account	5,961	5,077	4,174	17.4	42.8
CDC / Leasing	23,897	22,618	17,391	5.7	37.4
Rural Loans	20,236	18,357	14,190	10.2	42.6
Sureties and Guarantees	87,133	82,708	78,303	5.4	11.3
Operations bearing Credit Risk - Commercial Portfolio	89,872	80,825	71,113	11.2	26.4
Other	82,108	86,026	59,962	(4.6)	36.9
\\ Expanded Loan Portfolio	**834,451**	**812,657**	**705,160**	**2.7**	**18.3**
Real	784,750	754,309	656,608	4.0	19.5
Foreign Currency	49,701	58,348	48,552	(14.8)	2.4

Portfolio Mix


%
44.3
19.1
36.6
44.3
18.3
37.4
42.4
19.7
37.9
39.8
20.7
39.5
40.2
20.1
39.7
2018
2019
2020
2021
Mar22
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

The portfolio representativeness in the Individual and micro, small and medium-sized enterprise segments, which are operations with the greatest risk, but with the greatest profitability.

Loan Portfolio

Real Estate Financing


Portfolio
R$ million
Total ▲ 56.8%
Ind. ▲ -18.7%
Comp. ▲ 97.7%
61,296
61,941
81,807
85,518
91,536
95,945
96,117
21,537
15,768
18,060
16,851
17,633
18,350
17,504
39,759
46,173
63,747
68,668
73,903
77,595
78,614
Mar19
Mar20
Mar21
June
Sept
Dec
Mar22
Individuals
Companies


Origination
R$ million
▲35.6%
3,738
4,516
7,770
10,094
10,237
8,854
5,070
926
954
788
1,945
2,377
2,528
1,284
2,812
3,562
6,982
8,149
7,860
6,326
3,786
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22
Borrower
Builder

Profile of the Individual Portfolio – Origination 1Q22

Average term: **323 Months**

R$496 thousand	R$318 thousand	64.0%	51.2%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)


Units Financed
▲ 14.1%
15,438
17,092
27,157
35,945
36,721
26,074
17,613
5,137
5,070
4,432
10,545
12,553
6,172
5,793
10,301
12,022
22,725
25,400
24,168
19,902
11,820
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22
Borrower
Builder

Payroll-Deductible Loans


Portfolio
%
70.2
71.2
71.4
71.3
70.3
R$ million
72,804
78,425
82,505
84,111
84,587
85.6
85.7
86.5
87.1
87.2
14.4
14.3
13.5
12.9
12.8
Mar21
June
Sept
Dec
Mar22
Branches Network / Digital Channels%
Correspondent %
As a % of total Personal Loans


Distribution of the Portfolio by Sector
%
47.4
46.6
48.1
6.0
5.0
5.1
46.6
48.4
46.8
Mar20
Mar21
Mar22
Public Sector
Private Sector
Social Security National Institute (INSS)/Dataprev

Market Share

Mar22[1]		
16.3%	20.8%	Social Security
	14.2%	Private
Total	13.7%	Public

(1) Reference date: Feb22.

We sustained a good performance in the 1Q22, reflecting the innovation in the product offering and the evolution in the marketing channels (emphasis on the release through digital channels, which represented 63% of the total in the first quarter of 2022), providing more credit to clients.

Loan Portfolio

Vehicle Financing



Portfolio
R$ million
Total ▲ 53%
Ind. ▲ 37%
Comp. ▲ 84%
38,226
13,062
25,164
47,087
17,084
30,003
47,991
17,984
30,007
49,946
19,402
30,544
52,681
21,190
31,491
55,957
22,691
33,266
58,467
24,083
34,384
Mar19
Mar20
Mar21
June
Sept
Dec
Mar22
Individuals
Companies



Distribution of the Portfolio by Product
%
7.8
1.9
90.3
6.3
1.4
92.3
5.4
1.3
93.4
Mar20
Mar21
Mar22
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Bradesco Origination – Financing

R$2.0 billion	R$50 thousand	47 months	32%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Jan22 – Mar22

Bradesco Origination

R$0.9 billion	R$90 thousand	47 months	34%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Jan22 – Mar22

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Mar22	%	Dec21	%	Mar21	%
\\ Economic Sector						
\\ Public Sector	**13,654**	**1.6**	**10,649**	**1.3**	**15,108**	**2.1**
Petrol, derived and aggregated activities	8,455	1.0	5,895	0.7	10,961	1.6
Production and distribution of electricity	5,003	0.6	4,008	0.5	3,256	0.5
Other sectors	196	0.0	746	0.1	891	0.1
\\ Private Sector	**820,797**	**98.4**	**802,008**	**98.7**	**690,052**	**97.9**
Companies	**489,393**	**58.6**	**481,248**	**59.2**	**419,832**	**59.6**
Real estate and construction activities	37,059	4.4	35,191	4.3	30,203	4.3
Retail	48,198	5.8	48,881	6.0	43,959	6.2
Transportation and concession	37,828	4.5	38,172	4.7	34,489	4.9
Services	76,095	9.1	72,576	8.9	47,762	6.8
Wholesale	27,602	3.3	30,054	3.7	23,083	3.3
Automotive	15,778	1.9	15,959	2.0	19,021	2.7
Food products	23,797	2.9	24,665	3.0	19,040	2.7
Other sectors	223,036	26.7	215,750	26.5	202,275	28.7
Individuals	**331,404**	**39.7**	**320,760**	**39.5**	**270,220**	**38.3**
\\ Total	**834,451**	**100.0**	**812,657**	**100.0**	**705,160**	**100.0**

Loan Portfolio

Portfolio by Debtors

We have a diversified portfolio, with no relevant concentrations of specific clients.


%
30.6
29.6
29.5
29.5
29.5
24.2
23.0
22.9
22.6
22.5
14.5
13.5
13.4
13.2
13.5
9.1
8.1
8.0
8.1
8.3
1.6
1.3
1.3
1.4
1.4
Mar21
June
Sept
Dec
Mar22
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities[1]

The feature of the loan portfolio is the long term, mainly due to the representativeness of real estate financing and payroll-deductible loans.

%	Mar22	Dec21	Mar21
1 to 30 days	12.0	11.4	10.0
31 to 60 days	6.2	6.5	5.7
61 to 90 days	6.0	5.8	5.0
91 to 180 days	11.0	11.4	10.7
\\ Short-Term	**35.2**	**35.0**	**31.4**
181 to 360 days	14.8	15.4	15.0
Over 360 days	50.0	49.6	53.6
\\ Medium / Long-Term	**64.8**	**65.0**	**68.6**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating | In R$ million (unless otherwise stated)

The quality of new captures and loan granting processes made that more than 95% of operations with new clients were classified in ratings AA-C (in 12 months).

Changes in Expanded Loan Portfolio by Rating between March 2021 and 2022	Total Credit on March 2022		New Customers between April 2021 and March 2022		Remaining customers from March 2021	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	757,055	90.7%	73,190	95.1%	683,865	90.3%
D	20,257	2.4%	2,019	2.6%	18,237	2.4%
E - H	57,139	6.9%	1,724	2.2%	55,414	7.2%
\\ Total	**834,451**	**100.0%**	**76,934**	**100.0%**	**757,517**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

Continuous improvement in credits classified between AA-C, representing more than 90% of the total portfolio, highlighting the quality of the operations.

Customer Profile	Mar22			Dec21			Mar21		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	93.7	0.1	6.2	93.3	0.2	6.5	90.5	1.6	7.9
Micro, Small and Medium-Sized Enterprises	88.2	4.3	7.5	89.0	4.3	6.7	89.3	3.0	7.7
Individuals	89.1	3.8	7.1	90.0	3.7	6.3	89.4	4.4	6.2
\\ Total	**90.7**	**2.4**	**6.9**	**91.1**	**2.4**	**6.5**	**89.8**	**3.0**	**7.2**

Expenses with Expanded ALL

"Expanded ALL vs. Portfolio remained at an average of 2%, showing the sustainable growth of our loan portfolio."

R$ million	1Q22	4Q21	1Q21	1Q22 x 4Q21	1Q22 x 1Q21
\\ Expanded ALL	**(4,836)**	**(4,283)**	**(3,907)**	**12.9**	**23.8**
ALL Expenses	(7,051)	(5,059)	(4,935)	39.4	42.9
Income from Credit Recovery	1,769	1,062	1,730	66.6	2.3
Impairment of Financial Assets	653	28	(43)	-	-
Granted Discounts / Other (1)	(207)	(314)	(659)	(34.1)	(68.6)

(1) It includes the result with BNDU, provision for sureties and guarantees, and others.

The origination in the loan portfolio, including in more profitable operations, resulted in a natural increase in expenses, which remain at suitable levels, evidenced by the relationship between expenses and portfolio, which continues to be at levels below the pre-pandemic period. This increase was absorbed by higher financial revenues and credit recoveries, in addition to the lower expenses on financial assets impairment.

In the 1Q22, the ALL stock totaled R$47.1 billion, representing 7.6% of the loan portfolio, equivalent to a coverage ratio for loans overdue for over 90 days of about 235%.


Expanded ALL/ Expanded Loan Portfolio
%
2.6
4.1
2.2
1.9
1.7
2.1
2.3
R$ million
3,604
6,708
3,907
3,487
3,358
4,283
4,836
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

Loan Indicators

Renegotiated Portfolio

Evolution of the balance of the Portfolio



R$ billion
▲ 3.1%
19.6
5.5
14.1
29.4
5.4
24.0
28.5
5.0
23.5
28.2
4.9
23.3
28.6
4.8
23.9
30.3
4.5
25.8
Mar20
Mar21
June
Sept
Dec
Mar22
Originated from portfolio in write-off
Originated from active portfolio

The renegotiated portfolio grew 3.1% in 12 months, totaling R$30.3 billion. We highlight that the total of this portfolio has been stable in relation to the total balance of the Bacen portfolio in the last three quarters, having reduced its representativeness by 0.7 p.p. for the same period of 2021.

A total of 62.7% of renegotiations in the quarter were less than 90 days in arrears. This is a result of new tools for renegotiating delinquencies, including increasingly digital journeys, new transactional models, and strategies, which allow us to anticipate the clients' needs in order to provide a wider range of solutions so that clients can reorganize themselves financially.

The NPL over 90 days of the renegotiated portfolio increased in relation to the last quarter, which was expected considering that since last year we have been gradually returning to our practices of renegotiation of the pre-pandemic period, always analyzing the client's risk profile for targeting offers. However, it remains at levels far below the pre-pandemic period, given the change in the performance profile, with greater active portfolio origin and shorter delays.



ALL / Renegotiated Portfolio
%
75.3 76.4 77.6 78.0 78.3 80.3 78.0 66.4 66.9 66.8 68.2 61.7 61.5 63.8 61.9 63.1 62.3 62.3
Mar17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22
Delinquency ratio over 90 days
%
29.7 24.6 21.8 21.4 19.6 16.9 16.7 19.0 17.4 20.8 11.5 5.9 7.4 14.4 14.6 15.8 17.8 18.7
Mar17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22
Renegotiated Portfolio / Bacen Portfolio
%
4.7 4.4 4.4 4.4 4.2 4.5 4.6 4.2 4.2 4.1 4.8 5.6 5.8 5.6 5.2 4.9 4.7 4.9
Mar17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22

Extended Operations

Closing March 2022 with the accounting balance of operations, net of amortizations, by R$31.4 billion, with the following composition: "up-to-date – R$26.1 billion"; "in arrears – R$3.1 billion"; and in "grace period – R$2.1 billion".

R$31 billion

Net accounting balance of amortizations

Credit profile of clients who have requested an extension:

92% were up-to-date clients who were not in arrears in the 12 months prior to the pandemic

91% rated AA to C

68% with real collateral

13 years average time of relationship



R$ billion
R$3.9
0.7%
R$3.5
0.6%
R$3.0
0.5%
R$ 3.1
0.5%
R$ 3.1
0.5%
44.1
33.8
10.3
41.3
32.4
8.9
36.2
29.9
6.3
33.4
27.8
5.6
31.4
26.3
5.1
Mar21
June
Sept
Dec
Mar22
Wholesale
Multipurpose
In arrears (over 30 days) *

* Index of arrears over 30 days, calculated on the basis of the balance of the Bacen Portfolio.

Loan Indicators

Delinquency ratios

Over 90 days


%
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15 to 90 days


%
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

This was a movement already expected in March 2022, given the strong growth of the portfolio and dynamics of the product mix - mainly in the Individual and micro, small and medium-sized enterprise segments, which have more profitable and more risky operations - combined with the seasonal behavior from the beginning of the year. Highlight to the delinquency of large companies, which remains controlled and at the lowest historical levels. In comparison with the periods preceding the pandemic, we have lower rates, even with the expressive growth of the loan portfolio, reflecting our good risk management. We continue with the strategy of supporting the clients with more sophisticated credit policies that can continue to grow the portfolio continuously, profitably and sustainably.

Loan Indicators

"Solid level of provisioning to support adversities, covering 2.4 times the NPL +90 portfolio."

Coverage Ratios and Provision

The coverage ratios (60 and 90 days) returning to pre-pandemic levels. The coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at comfortable levels of provisioning. We had a 4.2% increase in total provision, with supplementary ALL of over R$9 billion, demonstrating the robustness to support a possible stress scenario.


Coverage Ratio
%
425.0
602.0
994.0
955.0
688.0
557.0
508.0
505.7
384.4
227.9
299.5
398.2
402.8
349.8
324.7
296.9
260.9
235.4
184.2
249.8
337.4
310.6
266.7
263.2
243.7
215.4
189.3
121.4
123.8
120.6
117.6
120.1
116.7
115.1
110.7
105.5
8.5
9.0
9.2
8.9
8.7
8.1
7.7
7.4
7.6
4.2
3.2
2.7
2.8
3.0
2.7
2.9
3.1
3.6
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegociation
Coverage Ratio over 90 Days - excluding operations 100% provisioned


Composition of the Provision
R$ million
36,987
40,466
46,030
44,401
44,624
45,236
47,149
6,899
9,365
11,569
11,243
9,968
9,240
9,390
16,428
14,541
21,389
21,319
20,987
20,966
20,373
13,661
16,560
13,071
11,840
13,669
15,030
17,386
Mar19
Mar20
Mar21
June
Sept
Dec
Mar22
Specific
Generic
Complementary


Portfolio in Arrears
R$ million
16,798
21,972
17,260
16,869
18,312
20,996
24,904
13,739
17,759
13,160
13,674
15,031
17,339
20,031
Mar19
Mar20
Mar21
June
Sept
Dec
Mar22
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

NPL Creation | 90 days vs. Write-offs

Variation in the quarter mainly for Individuals, reflecting the policies normalization for renegotiation and flexibilization practiced in the periods preceding the pandemic. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with high level of provisions, part of them originating from the renegotiated portfolio.


NPL Creation
R$ million
1.5
1.2
0.8
0.9
0.9
1.2
6,982
3,974
2,074
934
6,363
4,040
2,073
249
4,525
3,091
1,339
94
5,020
3,346
1,477
197
5,763
3,846
1,681
236
7,378
5,344
1,965
69
1Q20
1Q21
2Q
3Q
4Q
1Q22
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates
NPL Creation / Bacen Portfolio (%)


Write-offs
R$ million
4,250
2,868
1,103
279
4,459
2,697
1,080
682
4,011
2,772
1,167
71
3,663
2,261
1,008
394
3,455
2,383
939
133
4,686
3,146
1,268
271
1Q20
1Q21
2Q
3Q
4Q
1Q22
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In March 2022, the gross ALL expenses accounted for 96% of the NPL Creation, quite a comfortable level, which demonstrates the robustness of our level of provisioning.


Gross ALL Expenses X NPL Creation - 90 days
%
R$ million
105
78
95
87
88
96
6,982
7,359
6,363
4,935
4,525
4,299
5,020
4,392
5,763
5,059
7,378
7,051
1Q20
1Q21
2Q
3Q
4Q
1Q22
NPL Creation - 90 days
Gross ALL Expenses
Gross ALL Expenses /NPL Creation - 90 days

Main Funding Sources

Funds Raised and Managed

R$ million	Mar22	Dec21	Mar21	Quarter	12 months
Demand Deposits	51,279	58,334	52,997	(12.1)	(3.2)
Savings Deposits	134,395	139,341	134,181	(3.5)	0.2
Time Deposits + Debentures	369,846	384,542	361,840	(3.8)	2.2
Borrowings and Onlending	58,965	51,489	54,129	14.5	8.9
Funds from Issuance of Securities	182,185	166,348	142,709	9.5	27.7
Subordinated Debts	49,716	54,451	45,330	(8.7)	9.7
\\ Subtotal	**846,386**	**854,505**	**791,186**	**(1.0)**	**7.0**
Obligations for Repurchase Agreements (1)	253,031	247,968	271,749	2.0	(6.9)
Interbank Deposits	2,337	4,656	2,456	(49.8)	(4.8)
Working Capital (Own/Managed)	124,602	123,061	120,074	1.3	3.8
Foreign Exchange Portfolio	27,423	20,215	30,808	35.7	(11.0)
Payment of Taxes and Other Contributions	7,665	722	5,213	-	47.0
Technical provisions for insurance, pension plans and capitalization bonds	301,001	292,860	285,163	2.8	5.6
\\ Funds raised	**1,562,444**	**1,543,988**	**1,506,649**	**1.2**	**3.7**
\\ Investment Funds and Managed Portfolios	**1,071,086**	**1,060,429**	**1,044,222**	**1.0**	**2.6**
\\ Total Assets under Management	**2,633,530**	**2,604,416**	**2,550,871**	**1.1**	**3.2**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

R$ million	Mar22	Dec21	Mar21	Quarter	12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	58,944	59,056	58,210	(0.2)	1.3
Savings Deposits	134,395	139,341	134,181	(3.5)	0.2
Time Deposits + Debentures	369,846	384,542	361,840	(3.8)	2.2
Funds from Financial Bills	171,028	155,971	131,224	9.7	30.3
\\ Customer Funds (1)	**734,213**	**738,910**	**685,455**	**(0.6)**	**7.1**
(-) Reserve Requirements	(84,569)	(87,363)	(83,855)	(3.2)	0.9
(-) Available Funds (Brazil)	(14,437)	(15,095)	(19,999)	(4.4)	(27.8)
\\ Customer Funds Net of Reserve Requirements	**635,207**	**636,452**	**581,601**	**(0.2)**	**9.2**
Borrowings and Onlending	58,965	51,489	54,129	14.5	8.9
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	92,095	92,200	79,608	(0.1)	15.7
\\ Total Funding (A)	**786,267**	**780,141**	**715,338**	**0.8**	**9.9**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**746,739**	**729,190**	**625,904**	**2.4**	**19.3**
\\ B / A	**95.0%**	**93.5%**	**87.5%**	**1.5 p.p.**	**7.5 p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Fee and Commission Income

R$ million	1Q22	4Q21	1Q21	1Q22 x 4Q21	1Q22 x 1Q21
Card Income	3,143	3,272	2,639	(3.9)	19.1
Checking Account	1,949	2,031	1,943	(4.0)	0.3
Asset Management	781	812	797	(3.8)	(2.0)
Loans Operations	731	763	634	(4.2)	15.3
Collections and Payments	575	595	615	(3.4)	(6.5)
Consortium Management	565	572	513	(1.2)	10.1
Custody and Brokerage Services	348	344	358	1.2	(2.8)
Underwriting / Financial Advisory Services	236	194	255	21.6	(7.5)
Other	283	281	313	0.7	(9.6)
\\ Total	**8,611**	**8,864**	**8,067**	**(2.9)**	**6.7**
\\ Business Days	**62**	**63**	**61**	**(1)**	**1**

The first quarter was marked by consistency in fee and commission income, which remained at the highest historical levels supported by the diversity of products and services, offered through a modern customer service network (digital or physical), demonstrating our adaptation in the way we serve and meet our clients' needs.

Card Income – Strong result in the quarter with growth of 19% in 12 months. The performance benefited from the advancement of card issuance through digital channels (+260% vs. 1Q21), strengthening our base of active accounts, together with the growth of average spending with the recovery of the economy. The traded volume reached more than R$66 billion (+28% vs. 1Q21).

Checking Account – We reached the significant mark of more than 37 million clients in the 1Q22 (+4 million in 12 months), which, combined with the business volume of banking correspondents, contributed to the good performance of the quarter.

Asset Management – Revenue of R$781 million in the quarter. The variation reflects the high-interest cycle, which favors fixed income products with lower market risk. Highlight for the funding of private loans, which registered a growth of 263% in comparison to the quarter (1Q21 R$24 billion vs. 1Q22 R$87 billion).

Volume Traded - Credit Cards


R$ million
▲27.9%
▲0.2%
49,064
53,803
52,101
55,750
59,665
66,516
66,640
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22


In million
71.7
70.0
70.7
71.2
72.5
74.1
74.8
28.8
30.7
33.2
34.2
35.4
36.3
37.0
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22
Checking Account Holders
Total Customers (1)

(1) It excludes overlap of clients.

Investments Funds and Managed Portfolios


R$ billion
954
915
1,044
1,082
1,075
1,060
1,071
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22

Fee and Commission Income

Loan Operations – Increase in revenues in 12 months and in the volume of credit origination per business day, driven by the good performance of the working capital and commissions on the guarantees provided (sureties and guarantees).

Collections and Payments – Revenues reached R$575 million in the quarter, representing 7% of total fee and commission income, in a resilient performance in comparison to the new modalities available in the market and the adequacy of the fee values.

Consortia – Solid market leadership. Great performance reaffirming the active presence in the lines of movable and immovable assets. Highlight to the sales originated in the digital channels (Mobile, Internet Banking and Net Empresa (for Companies)), which represented around 27% of the total origination in 2022, with a strong performance in the agribusiness and real estate market.



Number of Outstanding Consortium Quotas
In thousands
1,528
1,585
1,516
1,511
1,526
1,517
1,522
1,209
1,262
1,220
1,212
1,214
1,202
1,189
59
71
69
71
82
86
95
260
252
227
227
230
229
238
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22
Real Estate
Trucks
Auto

Underwriting/Financial Advisory Services – The 22% increase in the quarter was due to fixed income operations (+15%), advisory services in mergers and acquisitions (+59%) and variable income (+107%). Now in 12 months, the variation reflects the volatility of the capital market.

Fixed Income: Increase in operations in 1Q22, which enabled us to reach first place in the ranking of origination, with a volume of around R$9 billion and third place in the distribution ranking, with a volume of around R$1 billion (Anbima ranking – Feb22).

Mergers and Acquisitions: Providing advisory services in 10 transactions, placing us in the third place of the TTR ranking by number of transactions.

Custody and Brokerage

Brokerage – Performance aligned with the volume of operations on the stock exchange.

Custody – Increased number of issues and cancellations of ADRs / UNITs, increase in the client base over the course of 12 months and growth of 6% of our Assets in Custody in relation to 1Q21.



Assets under Custody
R$ billion
1,654
1,590
1,977
2,057
1,993
1,993
2,102
1Q19
1Q20
1Q21
2Q
3Q
4Q
1Q22

Operating Expenses

R$ million	1Q22	4Q21	1Q21	1Q22 x 4Q21	1Q22 x 1Q21
\\ Personnel Expenses					
Structural	**4,456**	**4,509**	**4,044**	**(1.2)**	**10.2**
Payroll/Social Charges	3,211	3,294	2,896	(2.5)	10.9
Benefits	1,245	1,215	1,148	2.5	8.4
Non-Structural	**1,045**	**1,265**	**1,025**	**(17.4)**	**2.0**
Management and Employee Profit Sharing	775	940	809	(17.6)	(4.2)
Provision for Labor Claims	160	158	127	1.3	26.0
Termination Costs	90	125	74	(28.0)	21.6
Training	20	42	15	(52.4)	33.3
\\ Total - Personnel Expenses	**5,501**	**5,774**	**5,069**	**(4.7)**	**8.5**
\\ Administrative Expenses					
Outsourced Services	1,251	1,412	1,179	(11.4)	6.1
Depreciation and Amortization	847	799	828	6.0	2.3
Data Processing	631	720	608	(12.4)	3.8
Advertising and Marketing	360	702	240	(48.7)	50.0
Communication	338	348	381	(2.9)	(11.3)
Asset Maintenance	355	364	328	(2.5)	8.2
Rent	308	318	323	(3.1)	(4.6)
Financial System Services	270	252	243	7.1	11.1
Transportation	195	195	162	-	20.4
Security and Surveillance	147	138	152	6.5	(3.3)
Utilities (Water, Electricity and Gas)	105	96	93	9.4	12.9
Materials	30	37	25	(18.9)	20.0
Travel	9	14	9	(35.7)	-
Other	237	268	241	(11.6)	(1.7)
\\ Total - Administrative Expenses	**5,083**	**5,663**	**4,812**	**(10.2)**	**5.6**
\\ Total Expenses Administrative + Personnel	**10,584**	**11,437**	**9,881**	**(7.5)**	**7.1**
\\ Other Operating Expenses Net of Revenue					
Expenses with Marketing of Cards	474	603	483	(21.4)	(1.9)
Civil and Tax Contingencies	252	261	79	(3.4)	-
Claims	296	188	106	57.4	-
Other	96	378	655	(74.6)	(85.3)
\\ Total - Operating Expenses Net of Revenue	**1,118**	**1,430**	**1,323**	**(21.8)**	**(15.5)**
\\ Total Operating Expenses	**11,702**	**12,867**	**11,204**	**(9.1)**	**4.4**

Operating Expenses

"Within guidance and below inflation, confirming our continuous and effective cost-control capacity."

Personnel Expenses

Reduction in relation to the previous quarter mainly due to seasonal effects, with lower expenses with profit-sharing and proceeds and social charges. In 12 months, the increase is a consequence of the effect of the collective bargaining agreement, with a readjustment of 10.97% from September 2021.

Administrative Expenses

Reduction of more than 10% in the quarter, given the cost control and actions of the Management in the management of operation models. Proof that by improving operational efficiency, it is possible to constantly restrict the cost of service without changing our high standard of customer service.

It is also important to note that, despite the accumulated inflation in 12 months (IPCA 11.3% and IGP-M 14.8%), there was an increase of only 5.6% vs. 1Q21. This was due to the increase in the volume of our business and the consequent spending on advertising campaigns to offer products and enhance the brand, as well as investments in technology that guarantee the continuous expansion of our digital activities.

Branches and Electronic Service Centers (PAEs)/ Service Centers (PAs)


9,388
4,922
66
4,400
Mar20
8,794
4,709
773
3,312
Mar21
8,727
4,675
884
3,168
June21
8,626
4,629
967
3,030
Sept21
8,468
4,533
988
2,947
Dec21
8,317
4,396
973
2,948
Mar22
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

Other Operating Expenses, Net of Income

It declined in all comparative periods – 22% in the quarter and 15% in 12 months. Card expenses were lower in the 1Q22 due to seasonal effects. The same applies to other provisions (including lower insurance provisions, civil provisions, tax provisions and claims), which were also lower in the aggregate.

Dynamics of the Insurance Business

Information	Income	ROAE	Revenues
1Q22	R$1,601MM 5.5% in the quarter -1.7% in 12 months	18.9%	R$22,114MM 4.2% in the quarter 13.2% in 12 months

The performance of the Grupo Bradesco Seguros in the first quarter of 2022 was the main highlight of the expressive expansion of revenues, of 13.2% in relation to the same period last year, totaling R$22.1 billion, with a growth of 9.2% in the Earned Premiums. There has been an evolution in all business lines: Life and Pension, 15.3%; Health and Dental, 7.8%; Auto and P&C, 24.1%; and Capitalization, 19%.

It is also important to highlight the growth of 15.7% in the Financial Income, influenced by the behavior of the economic and financial ratios, the evolution of 4.7% of the Income from Insurance, Pension Plans and Capitalization Bonds, and the improvement of the Company's Administrative Efficiency Ratio, which remained at 3.7%, one of the most favorable brands in recent years.

The numbers also show a positive trend when the evolution of the first quarter of 2022 is observed in relation to the fourth quarter of 2021. On this basis of comparison, the net income showed a growth of 5.5%, with an ROAE evolution from 17.7% to 18.9%. In the same sense, the revenues recorded in March 2022 increased a significant 20.9% compared to the same period last year.

The good performances of the revenues and the Financial Income mitigate the increase of 2.0 p.p. observed in the Claims Ratio, due to the need for medical-hospital assistance, diagnoses, consultations, hospitalizations and possible post-Covid-19 consequences, in addition to compensation in the products of Life and Housing, which totaled R$512 million, of a total of R$10.7 billion of compensation and benefits paid in the period – a 15.4% evolution over the same period of 2021, with a daily average of R$172 million.

Having customer centricity as the main driver of its strategy, the Group evolved further in the digital transformation and process improvement journey, with the adoption of new methodologies and platforms to measure the consumer experience.

With the expansion and improvement of digital marketing channels, sales in this modality increased 56% from January to March 2022, reaching R$521 million (more than 80% in Private Pension), with a 77% increase in the amount of items distributed that surpassed 750,000.

Two years after the declaration of the Covid-19 pandemic by the WHO (World Health Organization), the Grupo Bradesco Saúde (Health) has accounted for a series of initiatives in favor of its 3.9 million beneficiaries and Brazilian society. In this period, up to March 2022, approximately 90 thousand hospitalizations and 2.2 million PCR tests were recorded, and R$6.2 billion were paid for hospitalizations and exams related to Covid-19.

Based on the Primary Health Care Model, the Meu Doutor Novamed network gained 12 new clinics during the pandemic, reaching a total of 27 units in the country in the first quarter of 2022, with more than 890 thousand appointments since its creation, in 2015. The Bradesco Saúde Ideal health plan, which surpassed the mark of 20,000 beneficiaries in about six months of operation, is also worth highlighting.

In the Private Social Security segment, Bradesco Vida e Previdência (Life and Pension) reinforced its portfolio with the launch, in the quarter, of six new product options, aiming to meet the demand for diversification of assets and managers. In addition, through a new journey in the App, it has extended the services and information available on digital channels.

In the Life segment, the "Vida Viva Bradesco" insurance, created in 2021 with the objective of following the evolution and changes in the client's financial planning, was recognized by EFMA-Accenture as Global Innovation in Insurance in March 2022, qualifying for the annual award promoted by the entity. In the same line of life protection products, the company launched the *Novo Vida Segura Premiável*, an evolution in redeemable life insurance, with the lowest grace period for redemption in the insurance market.

In Auto Insurance, Bradesco Auto/RE (P&C) extended the insurance coverage for high-value vehicles, including the option of reimbursement, in whole or in part, of the amounts corresponding to personal goods and items left inside the vehicle, according to the contracted policy. In the Property & Casualty segment, new segmentations were launched to cover equipment, including the civil construction, industry, trade and agriculture sectors, among others.

Now, Bradesco Capitalização had as its main highlights the product launch competing for the premium, by draw, of more than R$11 million – the highest in the company's history – the advance in the partnerships of the incentive modality, in particular with Veloe and Ágora Investimentos, and training for the entire sales force, with a focus on quality and transparency in the customer relationship.

Statement of Income from Insurance

	1Q22	4Q21	1Q21	1Q22 x 4Q21	1Q22 x 1Q21
\\ Income Statement					
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	12,661	12,116	11,594	4.5	9.2
Retained Claims	(8,791)	(8,623)	(7,908)	1.9	11.2
Capitalization Bond Draws and Redemptions	(1,382)	(1,112)	(1,194)	24.3	15.8
Selling Expenses	(841)	(919)	(772)	(8.4)	9.0
Financial Results	1,639	2,065	1,417	(20.6)	15.7
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**3,286**	**3,527**	**3,137**	**(6.8)**	**4.7**
Fee and Commission Income	421	430	442	(2.3)	(4.8)
Personnel Expenses	(438)	(447)	(410)	(2.0)	6.9
Other Administrative Expenses	(338)	(367)	(328)	(7.8)	3.0
Others	(350)	(512)	(167)	(31.5)	-
\\ Operating Income	**2,580**	**2,632**	**2,674**	**(2.0)**	**(3.5)**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(979)	(1,116)	(1,045)	(12.2)	(6.3)
\\ Lucro Líquido Recorrente	**1,601**	**1,517**	**1,629**	**5.5**	**(1.7)**
Life and Pension Plans	524	676	627	(22.5)	(16.4)
Health	323	318	314	1.6	2.9
Capitalization Bonds	186	137	108	35.8	72.2
Property & Casualty and Others	568	386	580	47.2	(2.1)
\\ Selected Asset Data					
Total Assets	351,651	342,424	338,255	2.7	4.0
Securities	327,850	319,253	318,003	2.7	3.1
Technical Provisions	301,001	292,860	285,163	2.8	5.6
Shareholder's Equity (1)	32,261	31,401	36,119	2.7	(10.7)

(1) In March 2022, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$20,142 million.

"Income from insurance operations of R$3.3 billion – consistent and constantly evolving."

Net Gain/Loss and ROAE


%
13.4
19.6
7.8
18.1
17.7
18.9
R$ million
1,158
1,629
655
1,543
1,517
1,601
811
627
575
676
524
40
580
544
603
386
568
182
314
155
229
318
323
125
108
117
136
137
186
(161)
1Q20
1Q21
2Q
3Q
4Q
1Q22
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE

Revenue growth and improvement in the combined ratio contributed to the good net income for the quarter (+5.5% vs. 4Q21). In 12 months, the reduction resulted from the increase in the Claims Ratio, mainly in the Auto and Health segments.

Bradesco Saúde (Health): Net income for the quarter, benefited from improved revenues, maintenance of the claims ratio, drop in the expense ratio and improvement in the administrative efficiency ratio. In 12 months, the evolution of the net income is a reflection of the increase in the financial income, which was benefited by the behavior of the economic and financial ratios, but partially affected by the increase in the claims ratio.

Bradesco Vida e Previdência (Life and Pension Plans): The income was impacted by the drop in the financial income, compensated growth in revenues and improvement in the Claims Ratio of the "Life" segment.

Bradesco Capitalização (Capitalization Bonds): Increase in income in 2022 (4Q21 and 1Q21) due to higher revenues (net of draws, redemptions and selling expenses) and increase in financial income.

Property & Casualty: Increase in income in the quarter as a result of the growth of the financial income, benefited from the behavior of the economic and financial ratios.

We also highlight the increase in commercialization of products using the features available in the digital channels, whose turnover in the 1Q22 surpassed R$521 million, totaling more than 754 thousand transactions.

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenues and Administrative Efficiency Ratio


%
4.0
4.3
3.7
3.8
3.8
3.8
3.7
3.8
3.7
R$ million
18,966
16,466
20,144
18,161
19,529
19,874
21,150
21,222
22,114
9,062
7,148
10,068
8,118
9,194
9,171
10,187
10,157
10,598
1,298
1,242
1,485
1,436
1,384
1,540
1,590
1,755
1,717
7,146
6,871
7,181
7,426
7,612
7,784
7,867
8,040
8,206
1,460
1,205
1,410
1,181
1,339
1,379
1,506
1,270
1,593
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Retained Claims


%
72.9
67.9
70.2
73.6
77.7
81.6
82.5
81.6
79.7
65.9
66.2
68.7
66.6
67.0
68.4
69.6
75.0
R$ million
7,139
12,656
19,893
27,717
7,908
16,630
25,596
34,220
8,791
7,139
12,295
18,750
25,873
6,779
13,652
21,254
29,191
8,279
361
1,143
1,844
1,129
2,978
4,342
5,029
512
3M20
6M20
9M20
12M20
3M21
6M21
9M21
12M21
3M22
Claims Reported - Covid-19
Retained Claims
Claims
Claims Ratio (Without Covid-19)

Income from Insurance, Pension Plans and Capitalization Bonds


R$ million
2,931
3.778(*)
4,139
3,131(*)
3,913
2,281(*)
2,982
3,137(*)
4,266
1,574(*)
3,422
3,213(*)
4,578
3,527(*)
4,214
3,286(*)
3,798
747
831
361
1,009
782
1,443
701
1,417
1,129
687
1,848
2,090
1,365
2,065
687
1,639
512
2,184
2,947
2,122
838
1,720
887
1,123
1,462
1,646
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The good performance of the revenues and the improvement of the financial income in the annual comparison mitigate the increase in the claims ratio, impacted by the need for medical-hospital assistance, diagnoses, consultations, hospitalizations and eventual post-Covid-19 consequences, in addition to the resumption of the electives.

Technical Provisions

The highest level of the historical series, totaling R$301 billion in March 2022. An increase of 5.6% in the annual comparison and 2.8% in the quarter, with greater provisions in the "health", "life" and "pension" segments.


R$ million
272,257
274,861
279,186
284,606
285,163
288,364
289,111
292,860
301,001
246,298
250,168
253,240
257,746
257,899
260,483
260,782
264,327
271,918
11,727
11,325
12,390
13,638
14,026
14,556
14,918
15,039
15,254
8,854
8,755
8,815
8,571
8,504
8,488
8,492
8,401
8,583
4,541
4,391
4,531
4,650
4,734
4,837
4,918
5,094
5,246
Mar20
Jun
Set
Dez
Mar21
Jun
Set
Dez
Mar22
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Expense Ratio

Increase in the combined ratio in the annual comparison is a reflection of the claims ratio in the Auto and Health segment.


Combined Ratio
%
83.6
74.5
86.0
95.5
88.0
95.8
95.8
90.9
90.5
95.4
92.0
95.6
108.9
97.8
101.9
103.5
101.9
101.4
96.9
96.7
100.0
94.9
93.4
94.0
97.9
100.2
82.0
90,6
81.7
53.5
61.8
66.8
67.4
70.4
58.1
55.8
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
Health
Auto/P&C
Life
Total


Claims Ratio
%
77.7
85.5
84.2
79.3
79.7
87.2
95.1
94.4
91.0
91.0
58.4
68.8
61.2
68.0
71.3
50.0
58.2
60.9
34.9
34.5
31.3
28.8
29.6
25.7
24.2
1Q21
2Q
3Q
4Q
1Q22
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total


Marketing Index
%
7.6
7.9
7.9
8.3
7.6
23.5
23.6
23.3
23.3
21.1
17.0
18.0
17.9
18.4
17.9
16.4
17.2
17.0
16.9
16.4
4.5
4.7
4.6
5.1
4.4
1Q21
2Q
3Q
4Q
1Q22
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Insurance – Additional Information

Number of Contracts by Type of Risk – Life, Personal Accidents, Loss of Income, and Proposals for Pension Plans



In thousand
36,232
2,867
33,365
37,774
2,876
34,898
38,298
2,923
35,375
39,018
2,985
36,032
40,433
2,984
37,449
Mar21
June
Sept
Dec
Mar22
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos



In thousand
3,678
125
3,553
3,715
122
3,593
3,730
120
3,610
3,798
118
3,680
3,859
117
3,742
Mar21
June
Sept
Dec
Mar22
Company Health Plans
Individual Health Plans

Number of Policyholders



In thousand
2,696
1,118
1,578
2,785
1,188
1,597
2,845
1,244
1,601
2,921
1,280
1,642
2,898
1,293
1,605
Mar21
June
Sept
Dec
Mar22
Auto/Optional Third-Party Liability
P&C

Number of Active Capitalization Bonds



In thousand
2,192
2,576
2,668
2,762
24,098
6,930
17,168
21,360
7,206
14,154
20,987
7,368
13,619
24,606
7,615
16,991
June
Sept
Dec
Mar22
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

Basel Ratio

Basel Ratio	Tier 1 Capital	Common Equity Ratio
15.7%	**13.7%**	**12.5%**
-0.1 p.p. in the quarter	0.0 p.p. in the quarter	0.0 p.p. in the quarter
4Q21: 15.8%	4Q21: 13.7%	4Q21: 12.5%

R$ million

Total RWA	Credit Risk RWA	LCR
R$972,604	**R$890,984**	**137.4%**
+2.0% in the quarter	+2.0%. in the quarter	-0.7 p.p. in the quarter
4Q21: R$953,326	4Q21: R$873,737	4Q21: 138.1%
Market Risk RWA	**Operational Risk RWA**	**NSFR**
R$6,738	**R$74,882**	**118.1%**
-15.7% in the quarter	+4.6% in the quarter	+1.0 p.p. in the quarter
4Q21: R$7,995	4Q21: R$71,594	4Q21: 117.7%

Our ratios remained at comfortable levels and above regulatory limits, due to the large capacity of internal capital generation (net income), which absorbs the increase of risk-weighted assets (RWA) – given the strong growth of the loan portfolio – the payment of interest on shareholders' equity, in addition to the effects of prudential adjustments.

%



13.9
15.0
15.1
15.8
15.4
16.0
15.2
15.8
15.7
11.4
12.5
12.9
13.8
13.6
14.1
13.7
13.7
13.7
1.1
1.1
1.1
1.1
1.0
1.1
1.1
1.2
1.2
10.3
11.5
11.8
12.7
12.6
13.1
12.7
12.5
12.5
2.5
2.5
2.2
2.0
1.8
1.8
1.4
2.1
2.0
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter

%



13.7
1.2
12.5
0.7
(0.2)
(0.2)
(0.3)
13.7
1.2
12.5
Limits to March 22 (1)
Resolution No 4,958/21
9.00 Tier 1
7.50% Common Equity
Dec21
Net Income 1Q22
Interest on Shareholders' Equity
Effects of Prudential Adjustments
Weighted Assets
Mar22
Common Equity
Addition Capital

(1) They refer to the minimums required, added to the additional contributions of countercyclical and systemic capital. It is noteworthy that, from April 1, 2022, the minimum required capital shall be 9.5% for tier I capital and 8% for the common equity.

Main Economic Indicators

	1Q22	4Q21	1Q21
\\ Main Indicators (%)			
Interbank Deposit Certificate (CDI)	2.43	1.85	0.49
Ibovespa	14.48	(5.55)	(2.00)
USD – Commercial Rate	(15.10)	2.59	9.63
General Market Price Index (IGP-M)	5.49	1.54	8.27
Extended Consumer Price Index (IPCA)	3.20	2.96	2.05
Business Days (#)	62	63	61
Calendar Days (#)	90	92	90
\\ Indicators (Closing Rate)			
USD – Commercial Rate (R$)	4.7378	5.5805	5.6973
CDS 5 years (Points)	209	205	225
Selic - Base Interest Rate (% p.a.)	11.75	9.25	2.75
BM&F Fixed Rate (% p.a.)	12.72	11.79	5.08

Guidance 2022	Disclosed	Realized 1Q22	Reviewed
Expanded Loan Portfolio	10% to 14%	18.3%	Maintained
Client Portion	8% to 12%	19.6%	**18% to 22%**
Fee and Commission Income	2% to 6%	6.7%	**4% to 8%**
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	3% to 7%	4.4%	**1% to 5%**
Income from Insurance, Pension Plans and Capitalization Bonds	18% to 23%	4.7%	Maintained
Expanded ALL - R$ billion	R$15.0 to R$19.0	R$4.8	**R$17.0 to R$21.0**

Bradesco Forecast

%	2022	2023
USD - Commercial Rate (year-end) - R$	5.10	5.10
Extended Consumer Price Index (IPCA)	7.50	3.90
General Market Price Index (IGP-M)	12.00	5.10
Selic (year-end)	13.25	9.00
Gross Domestic Product (PIB)	1.50	0.50

(This page has been left blank purposefully)

Additional Information

bradesco



Digital Channels

32% of Loans authorized
through Digital Channels

R$24 bi +44% vs. 1Q21

Individuals R$14 bi +40%
About 80% through the **App (Mobile channel)**
Companies R$10 bi +48%

"**Digital Experience** in expansion! We are expanding our **performance in digital solutions** and **customer service** even more."

98% **of transactions are made** through **Digital Channels**
93% are concentrated on **Mobile** and the **Internet**

100% Client

We seek to promote the **best experience** for clients in all their interaction channels. A work with **end-to-end vision** and **agile methodology** in creating intuitive and personalized journeys, both in financial and non-financial services.

There are about **25** million **Digital Clients**, with a growth of more than **5x** in the number of accounts opened through the Bradesco App (1Q22 vs. 1Q20).



Client evolution


next 11 MM
(153% vs. 1Q21)
4
10
11
1Q21
4Q21
1Q22


Bitz 6 MM
(919% vs. 1Q21)
1
4
6
1Q21
4Q21
1Q22


digio 4 MM
(63% vs. 1Q21)
1
2
4
1Q21
4Q21
1Q22

Corporate Strategy

Purpose Create opportunities for the progress of people and the sustainable development of companies and society

Client | Our inspiration. Our primary objective is to captivate our clients to earn their admiration, trust and relationship

Digital transformation | How we do it We possess a digital mindset and behavior that allows us to be simple, efficient, agile, connected and innovative

People | Our team We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people

Sustainability | Made to last Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for all target audience

Customer centricity

Our purpose is to have a happy and satisfied client, enjoying products and services that are appropriate to their needs, desires and moment of life.

100% Client

Increasingly closer, the relationship between client and institution brings us into a new business scenario. Now – and on the rise – the power of decision is focused on the client, it's what we call customer centricity. For Bradesco it is a reality already practiced, where products and services are developed for the purpose of making the client happy and satisfied.

What was once the offer of a product, today presents itself as the delivery of a complete experience. On this path, the technological acceleration experienced over the last two years has brought benefits that have helped us build personalized and suitable journeys for the needs of each client profile, both current and potential.

Getting to know our client more and better

To maintain a healthy and lasting relationship, you need to listen to what the client is saying, and understand what he/she is looking for, and what makes sense to him/her. Aware of this, we enjoy the Bradesco Experience (be.), which is responsible for promoting the best experience to clients regardless of the channel of interaction. A work with end-to-end vision and agile methodology in creating intuitive and personalized journeys, both in financial and non-financial services.



To understand our client even more, we have joined the client's voice with data intelligence through metrics that drive our decision making. But it is not enough to have information. We need to know how to use it. To do this, our CX Analytics team is structured into three main pillars: **Tech Analytics**, a pillar that ensures the correct measurement of data; **Digital Analytics**, responsible for the construction and development of optimized journeys, such as the conversion funnel that identifies friction points to be improved; **Insights & Metrics**, a front that represents the structuring and follow-up of indicators of Customer Experience, such as quantitative surveys and CX metric orchestration.

NPS

NPS (Net Promoter Score) **already reaches all levels of the company**, and through it we have combined the voice of the client with the voice of all our teams. To make this great transformation feasible in the entire Organization, **we expanded the training to 100% of the Branch Network**, which resulted in more than **13,600 hours dedicated by employees** to the more than **306 hours of training sessions** offered.


Foco no cliente
tá no nosso
DNA.

And the client-focused teamwork continues to be widely recognized. The recommendation of Bradesco among Individual clients grew 13 p.p. between the last quarter of 2020 and the first quarter of 2022. In addition, considering the same period we have Cards and Investments, with growth of 16 p.p., and 14 p.p. of the NPS, respectively.

Bradesco NPS | Base 100


Total Individuals
100
113
4Q20
1Q22
Retail
100
111
4Q20
1Q22
Prime
100
106
4Q20
1Q22

Products NPS – Total for Individuals | Base 100


Cards
100
116
4Q20
1Q22
Investments
100
114
4Q20
1Q22

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

The NPS is strategic for the Bank and reaffirms our commitment to have the client at the center of all our decisions.

Expanding Digital Experience

Digital acceleration has resulted in the intense and routine use of Digital Channels by clients, who are now more demanding, prioritizing agility, security and customization. To meet this new profile and follow the growth curve of use in transactions and opening of accounts, for example, we are expanding even further our actions in solutions and digital services.



Digital in Numbers

Digital Clients
In Million


18.9
16%
21.9
13%
24.7
1Q20
1Q21
1Q22

Increase of **5.8 Million** **Digital clients**

98% of **Transactions** are carried out through **Digital Channels**

93% are concentrated on **Mobile** and **Internet**

Mobile and Internet Financial Transactions
In Million


277.1
43%
396.7
66%
660.0
1Q20
1Q21
1Q22

Growth of **92%** in **Mobile Financial Transactions** 1Q22 vs. 1Q21

Account Openings on Mobile (App)
In Thousand


134
157%
346
98%
686
1Q20
1Q21
1Q22

Growth of more than **5x** 1Q22 vs. 1Q20

+72% **Individual micro-entrepreneurs (MEI) account** openings 1Q22 vs. 1Q21

Financial Transactions in Cash
In Million


48.1
83%
8.3
28%
6.0
1Q20
1Q21
1Q22

Drop of **28%** 1Q22 vs. 1Q21

Loans authorized in the Digital Channels In R$ Billion

Individuals


9.6
40%
13.5
47%
73%
1Q21
1Q22
Participation of Digital Channels in the Bank

Highlight – Individuals | 1Q22 vs. 1Q21

- **Personal Loans** ▲ 11%
- **Public Payroll** ▲ 366%
- **Private Payroll** ▲ 28%

Companies


6.8
48%
10.1
1Q21
1Q22

Highlight – Companies | 1Q22 vs. 1Q21

- **Factoring** ▲ 35%
- **Advance Payment to Suppliers** ▲ 45%
- **Advance on Receivables** ▲ 89%

Expanding Digital Experience

Following the digital transformation, the Bradesco App presents the largest and most complete set of solutions in the market, with emphasis on increased sales via Mobile. Among all digital platforms, BIA positions itself as one of the main channels of client and non-client relationships.

Mobile Sales 1Q22 vs.1Q21

Individuals | **Companies**

Investments Allocations | In R$
+143%

Consortia In R$
+110%

Issuing of Credit Cards
+335%

Individuals

Renegotiation of Debts | In R$
+121%

Capitalization Bonds | In R$
+139%

Insurance In R$
+153%

BIA

1.3 Billion Interactions since deployment

90% average **Accuracy** in responses

Multiplatform | BIA is where the client is

9.7 Million Interactions 1Q22

Mobile App for Individuals and Companies

+14% 1Q22 vs. 1Q21

40.7 Million Interactions 1Q22

WhatsApp

+81% of **Mobile** interactions are via **WhatsApp**

Branches | **Contact Center** | **Google Assistant** | **Amazon Alexa** | **Apple Business Chat**

In a country that loves to **speak and be heard...**


BIA, I would like to see my balance.

...BIA, Bradesco Virtual Assistant that **recognizes the voice of Clients**

next ended 1Q22 with **11 million** clients – a **153%** growth compared to the same period last year. The quarter was also marked by important strategic movements, such as the beginning of the license process with the Central Bank of Brazil so that next becomes a multiple bank and the acquisition of the startup Aarin. So, we will now offer more payment features like Pix (Instant Payment) in its marketplace and in nextShop. In addition, we will engage with MEI and Corporate clients interested in Pix solutions and invisible banking from Aarin.

Highlights

Aarin: next announced the acquisition of the startup Aarin, a techfin focused on invisible banking experiences. nextShop will be the main beneficiary of the acquisition and can offer Pix payments to clients. This will also be the first step of next to attract MEI and Corporate clients, developing solutions together with Aarin.

Credit: next implemented a new credit strategy, resulting in an increase in the approval rate of new cards, with the expectation of a reduction in the number of defaulters.

nextShop: the next marketplace performed a series of actions with discounts and cashback in the quarter, contributing to the growth of the total traded volume of next. Today, there are 40 partner stores (119% more than in the previous quarter), and the number of items offered has risen from 100,000 to 200,000.

Multiple bank license: with the aim of growing the business with an even more complete offer of financial and credit services to clients, next applied for a multiple bank license with the Central Bank of Brazil at the beginning of this year.

nextJoy: the next account for children and teens started offering payments and transfers via Pix and jumped from 21 partner brands to 46.

Main Indicators


Clients
In Million
153%
4
10
11
1Q21
4Q21
1Q22

78%

were Bradesco non-account holders


Amount of Transactions
Base 100
100
186
195
1Q21
4Q21
1Q22

The number of transactions grew **95%** in 12 months – demonstrating increasing engagement of clients with the platform.


Loan Portfolio
Base 100
100
174
242
1Q21
4Q21
1Q22

The loan portfolio increased by **142%** in 12 months – the result of the recent improvements in our strategy.

Ágora Investimentos has developed a strategy that combines constant improvements in its platforms with high **investments in technology**, making available to the market an open and independent investment platform, for account holders and non-account holders, curated in the selection of the best products in the market, advanced Home Broker to access the stock market, options, BDRs, ETFs and FIIS listed on B3, in addition to a wide range of fixed income options, investment funds, COEs and private pension, including several daily solutions for their clients. The Ágora client also has personalized advisory services and exclusive and free content to make the best decision when it comes to investing.

EVOLUTION IN NUMBERS

3rd Position in the B3's ranking of custody of Individuals

785 Thousand clients

R$73 bi in Assets under Custody


R$ billion
632.6
672.9
705.9
743.2
784.7
63.3
72.2
68.4
66.6
73.2
Variation Mar21 x Mar22
24.0%
15.6%
Mar21
June21
Sept21
Dec21
Mar22
Assets under Custody
Number of Clients (In thousands)

Complete, fully digital experience: more than **1,000 investment options bringing together more than 130 market institutions** in a single place to invest from wherever you are, 24 hours a day, plus exclusive products and services. Visit our website agorainvestimentos.com.br or download our Ágora App and check out all our products and services, enjoy all the benefits and advantages exclusive to Ágora clients:

- 100% digital registration, easy and hassle-free;
- 360º vision of the portfolio and daily monitoring of the valuation of their investment portfolio;
- Investments for all types and profiles of investors, with several products from R$1.00;
- One of the smaller brokerage fees on the market and exemption of the custody fee;
- Ágora Scan, through artificial intelligence, we suggest a list of products according to the profile of each client;
- Invista Fácil Ágora (Easy Investing): you may follow the strategies of the recommended stock portfolios of Ágora analysts, through five exclusive funds and starting with R$1.00. Ease and accessibility to the stock market;
- Remunerated Custody: service that automatically seeks the best market rates for lending your shares in custody, making your position even more profitable;
- Ágora Academy: it is the largest financial education platform on the market, open to clients and non-clients, bringing together the best business schools in the country and promoting education accessible to all – with more than 50 free courses. You can still take specialization courses, professionalization and certification in the financial market, advancing to postgraduate and MBA courses;
- Ágora Play and Cast: watch live streams and listen to our daily podcasts with analysts and experts to find out what happens in the market, live or at any time, from wherever you are;
- Ágora Trader: advanced trading platforms in stock exchange, with extensive analysis and trading resources; and
- Ágora Universitário and Kids, special programs for young investors and beginners with exclusive benefits.

Learn more about everything that happens in the market by accessing our profiles on social media.

Solidity | **Security**
Relationship | **Expertise**
Content | **Modernity**
Open Platform | **Trusteeship**

Bitz continues **to grow** at a **strong pace** according to the **strategy of expansion** and **growth**


Accumulated Downloads
In Million
0.9
6.2
9.5
1Q21
4Q21
1Q22


Accumulated Accounts
In Million
0.6
4.2
6.0
1Q21
4Q21
1Q22


Apt Accounts
In Million
0.4
0.7
4.1
1Q21
4Q21
1Q22



Highlights

Bitz grew 51% in size in the quarter, reaching 9.5 million downloads.

Bitz has 33% of the client base conducting transactions on the App in 1Q22.

In the first three months of 2022, Bitz was the most downloaded free digital account App in Brazil, and the second most downloaded in the entire Finance category.

The *Indique Ganhe* (MGM) has already generated 1.3 million new accounts of people invited by Bitz users.

Bitz exceeds the average transactional frequency of the market, reaching 10.8x/month (use of the Bitz card)

Quando você vira digio banco vira parceiro


Total Accounts
In Million
1.3
2.4
3.9
1Q20
1Q21
1Q22


Loan Portfolio
In R$ Billion
2
2.3
2.7
1Q20
1Q21
1Q22

+72%

in total accounts (1Q22 vs. 1Q20)




Traded Volume
In R$ Billion
1.1
1.8
2.5
1Q20
1Q21
1Q22


Total Revenues
In R$ Million
191
200
229
1Q20
1Q21
1Q22

+53%

Traded Volume (1Q22 vs. 1Q20)

- Google | **4.4**/5
- *Reclame Aqui* website | **8.1**/10
- App Store | **4.61**/5
- Play Store | **4.23**/5

Uber Account: The Uber Account, Brazil's first digital account dedicated to the partner drivers who use the platform of @Uber, completed 1 year in February 2022.
In this period, we transacted around R$6.5 billion in cash in.

Grana Extra: Launch of the personal loan for digio Card clients for the pre-selected base by behavior score.
Debit made directly on the invoice in up to 24 installments with interest from 2.97% per month.

Plano Odonto (dental plan): The first product in the insurance segment, launched in partnership with Grupo Bradesco Seguros, Odontoprev and Aon. Dental plans without co-participation and with accessible prices from R$42.90 per month. Hiring is simple, performed directly on the digio App, and payment takes place via credit card. The dental plan is the first solution, among several other insurance and care products, which we will launch during 2022.

The segment of Wealth Management has been highlighted with expressive growth, accompanied by continuous improvements in the client's journey. The base of assets and liabilities of clients has grown 44% since January 2021. In the first quarter of 2022 alone, we observed a growth of 75% in the base of assets and liabilities of Brazilian clients. Client trading revenues grew 114% (1Q22 vs. 4Q21) and 86% compared to 1Q21. Bradesco BAC Florida Bank is positioned to meet the growing demand of Brazilian and Latin American clients to diversify their equity in the global market by providing complete investment, banking and financing solutions.

Open Finance

Established in Brazil just over 1 year ago, Open Banking has evolved and is now called Open Finance, because in addition to traditional banking products, clients can share data and services from other financial products, such as insurance, investments, foreign exchange, pension and capitalization. The initiative continues to consolidate and reshape the Brazilian financial system by allowing the sharing of data among financial institutions, always with the prior authorization of clients. For clients, **opportunities, and customized offerings** according to their needs and moment of life. For participating institutions, more knowledge of your client profile also in other banks, **opening doors to innovation in products and services.**

With the expectation of an **even more mature system in 2022 and an increasingly fluid ecosystem**, new financial products and services must emerge. Bradesco actively works to continue delivering the best experience to its current and potential clients. Among the deliveries made in the first quarter of 2022, we highlight:

Financial Manager

It is one of the most complete solutions in the market by consolidating client data in a robust way, generating personalized insights, financial activity tips and other benefits. Aggregation now available for Bradesco and next accounts and in pilot phase for data from other financial institutions. Coming soon to all clients.

Data receipt

In addition to Bradesco and next clients, Bradesco Cartões, Bradescard, Losango and Bradesco Financiamentos' clients can already share data via Open Finance through our digital channels, further extending the customization of product and service offerings.

Created by the Central Bank of Brazil, Pix allows the payment, transfer and receipt at any time of the day, every day of the year, even on weekends and holidays. It can be credited to the beneficiary's account in a few seconds. Pix can be performed from a checking account, a savings account or a payment account. The transactions are carried out by informing the Pix key registered (CPF/CNPJ, mobile, e-mail or random key), TED/DOC model (using branch and checking account data) or scanning the QR Code for payment. Everything online, through digital channels. Since its implementation, more than 36.8 million keys have been registered. In addition to all the advantages that this new system offers for being instantaneous and simple to use, we added value by offering the possibility of loan contracting on Pix, in case of insufficient balance to transfer, with ideal solutions for the client to resolve everything online and Pix's solution in the checkout machines (TEF/POS) for retail clients. It is worth mentioning that we were the first bank to add a loan offer linked to the Pix journey, where the offer is contextualized. In addition to the 100% online journey innovations for hiring services, such as Pix in checkout machines, Pix *Saque* (Withdrawal) and Pix *Troco* (Change) and for contesting transactions using the Special Return Mechanism (MED).

Service Network

Bradesco Varejo (Retail)

2,597 branches, 972 business units, 3,692 service points, 704 electronic service points and 41,045 Bradesco Expresso (banking correspondent) units.

In addition, we offer our Digital Channels and thousands of self-service machines, providing full autonomy to the clients to carry out banking transactions conveniently and securely, whenever and wherever they want.

Through the implementation of digital journeys, we are advancing in the offer of new solutions always aiming to improve our customer experience (individuals and companies), in addition to strengthening financial guidance as a pillar of banking inclusion throughout the country.

Bradesco Prime

This is the segment for high-income individuals, operating throughout Brazil. The client has access to the model of full relationship, with well-sought solutions based on their profile and moment of life.

Its mission is to be the first option bank for clients, focusing on the quality of customer service and the offering of solutions that meet the clients' needs through specialized teams, in order to add value to shareholders and employees, according to the professional and ethical standards.

Criteria to be a Bradesco Prime client include: to have an income of R$15 thousand per month or investments above R$150 thousand.

The key offered differentiators include a relationship manager, investment advice for the wealth management, Viva Prime Program (exclusive benefits and discounts in partner brands), Bradesco Prime Cashback (partial cashback on purchases in selected partners), complete portfolio of credit cards, credit lines with special rates, international services, digital channels to access Bradesco Prime wherever you are, in addition to the unique platform for clients with a digital profile.

Bradesco Private Bank

Offers exclusivity and works side by side with clients to conserve and manage family wealth across generations, underscoring the increase of its international value proposition with Bradesco BAC Florida Bank and its subsidiaries.

Designing innovative solutions to meet the ambitions and the individual needs of each of our clients, we have a complete structure of Wealth Management comprising everything from liquid and illiquid assets, to the best vehicles and investment structures for the perpetuation of the family's estate.

Clients have access to a complete, open and differentiated platform, which offers investment options locally and internationally, in addition to exclusive funds, always counting on an experienced team of managers, economists, and advisors. In addition, they can access all of our business solutions, including Investment Bank, Loan, Insurance, Broker, Pension, among others.

Currently, Bradesco Private Bank has 13 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring nationwide presence, in addition to a foreign unit in Luxembourg, Bradesco Europe.

Bradesco Corporate

Bradesco Corporate, focused on both large and medium-sized enterprises, is responsible for serving business groups. With its offices located in the main financial centers and with a value proposition based on proximity and relationship, it offers customized services with a global reach and has a highly skilled team to fulfill all clients' needs through a wide portfolio of products, structured solutions and financial services.

Wholesale is focused on digital transformation for the managers' journey, aiming for better customer experience and new business opportunities. Our four Corporate units are: Large Corporate, Corporate, Multi & Institutional and Corporate One. The segmentation within these areas observes concepts of revenues, sectoral and geographical aspects, among others.

Service Points and Clients

	Mar22	Dec21	Mar21	Mar22 x Dec21	Mar22 x Mar21
\\ Structural Information - Units					
Customer Service Points	83,890	81,900	82,210	1,990	1,680
- Branches	2,948	2,947	3,312	1	(364)
- Service Centers	3,692	3,769	3,893	(77)	(201)
- Electronic Service Centers	704	764	816	(60)	(112)
- Business Units	973	988	773	(15)	200
- Banco24Horas Network	16,297	16,174	15,332	123	965
- Bradesco Expresso (Correspondent Banks)	41,045	39,100	40,920	1,945	125
- Bradesco Financiamentos	18,158	18,085	17,089	73	1,069
- Losango	57	57	58	-	(1)
- Branches, Subsidiaries and Representation Office, Abroad	16	16	17	-	(1)
ATMs	50,208	50,807	54,071	(599)	(3,863)
- Onsite Network - Bradesco	26,198	26,526	30,424	(328)	(4,226)
- Banco24Horas Network	24,010	24,281	23,647	(271)	363
Employees	87,488	87,274	88,687	214	(1,199)
Outsourced Employees and Interns	10,705	10,614	13,490	91	(2,785)
\\ Customers - In million					
Total Customers [1]	74.8	74.1	70.7	0.7	4.1
Account Holders [2]	37.0	36.3	33.2	0.7	3.8
Savings Accounts	65.8	68.1	66.0	(2.3)	(0.2)

(1) It excludes overlap of clients; and (2) It includes salary accounts.

Market Share

Main Products and Services in relation to the Market

% Bacen	Mar22	Dec21	Mar21
\\ Bank			
Demand Deposits	N/A	N/A	10.4
Savings Deposits	N/A	N/A	13.0
Time Deposits	N/A	N/A	15.6
Loans	12.4 (1)	12.3	12.2
Loans - Private Institutions	21.5 (1)	21.5	22.0
Loans - Vehicles Individuals (CDC + Leasing)	13.7 (1)	13.6	13.1
Payroll-Deductible Loans	16.3 (1)	16.4	16.1
Social Security Institute (INSS)	20.8 (1)	20.9	20.8
Private Sector	14.2 (1)	14.4	14.5
Public Sector	13.7 (1)	13.6	13.2
Real Estate Financing	9.8 (1)	9.8	9.1
\\ Consortia			
Real Estate	19.2 (1)	19.0	21.0
Auto	29.7 (1)	29.7	31,1
Trucks, Tractors and Agricultural Implements	19.1 (1)	18.3	17.9
\\ International Area			
Export Market	15.5	14.8	12.8
Import Market	9.3	10.0	9.6
\\ Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.3 (1)	22.3	22.7
Technical provisions for insurance, pension plans and capitalization bonds	22.6 (1)	22.7	23.2
Pension Plan Investment Portfolios (including VGBL)	22.8 (1)	23.1	24.1
\\ Anbima			
Investment Funds and Managed Portfolios	16.6	16.7	17.6
\\ National Social Security Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	31.2	31.4	32.0
\\ Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	22	21.8

(1) Reference date: Feb22; and N/A – Not available.

Market Share of the Branches



Bradesco
Market
Market Share
2,948
17,235
17.1%
TOTAL
222
1,055
21.0%
NORTH
688
2,955
23.3%
NORTHEAST
1Q22
227
1,442
15.7%
CENTRAL-WEST
1,379
8,507
16.2%
SOUTHEAST
432
3,276
13.2%
SOUTH

Main Indicators

Price/Income Ratio[1]

It indicates the possible number of years (fiscal) in which the investor would recover the capital invested based on the closing prices of common and preferred shares.



10.0
9.4
7.1
6.5
7.4
Mar21
June
Sept
Dec
Mar22

Price to Book Ratio (P/B ratio)

It indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.



1.5
1.6
1.3
1.2
1.3
Mar21
June
Sept
Dec
Mar22

Dividend Yield [2] [3] - %

Dividend Yield is the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months. It indicates the return on investment represented by the profit sharing.



2.5
2.4
5.5
5.3
4.5
1Q21
2Q
3Q
4Q
1Q22

(1) Recurring net income in 12 months; (2) Source: Economatica; and (3) Calculated by the share with the highest liquidity.

Recommendation of Market Analysts
Preferred Shares – BBDC4
(12 reports were analyzed)

1	11
Keep	**Buy**

Market capitalization



196.1
R$ billion
In Mar22

Payout / Dividends and Interest on Shareholders' Equity



R$ million
34%
69%
30%
39%
30%
7,299
15,863
5,548
9,240
2,332
12M18
12M19
12M20
12M21
1Q22
Dividends/Interest on Shareholders' Equity (1) - Gross
Net Payout (2) - 12 months

(1) In 12M19, it considers R$8 billion of extraordinary dividends paid on October 23, 2019 and 12M21, it considers R$2.2 billion of complementary dividends/interest on Shareholders' Equity paid on December 30, 2021; and (2) Calculated based on book net income after the legal reserve adjustment

Trading Daily Average Volume



R$ million
928
522
406
1,223
734
489
1,586
1,089
497
1,834
1,138
696
2,036
1,183
853
2018
2019
2020
2021
1Q22
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4



Base 100
280
211
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Mar22
BBDC4
Ibovespa

Performance of the Bradesco Shares [1]

In R$	Mar22	Dec21	Mar21	Mar22 x Dec21	Mar22 x Mar21
Book Value per Common and Preferred Share	14.18	13.80	13.53	2.7	4.8
Last Trading Day Price – Common Shares	16.59	14.66	18.53	13.2	(10.5)
Last Trading Day Price – Preferred Shares	20.18	17.40	21.17	16.0	(4.7)

(1) Adjusted for corporate events in the periods.

Sustainability is integrated into our strategic drivers and, through the combination of guidelines, governance, engagement and management of environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

Governance

The main decisions and direction of the strategy are conducted by the Sustainability and Diversity Committee, which meets bi-monthly and has Directors and Executive Officers among its members, including the Chairman of the Board of Directors and the CEO. The Committee is advised by the Sustainability Committee, composed of officers and managers from different areas.

Strategy

We reviewed and updated our sustainability strategy to intensify our performance in part through the previously defined pillars. In this way, we have established **3 main pillars** to promote an agenda for change:

1. Sustainable Business
Driving positive impact businesses that foster social and environmental development

2. Climate Agenda
Measuring and managing the impact of climate change in our business and processes, accelerating the transition to a low-carbon economy

3. Financial Citizenship
Promoting education and financial inclusion to leverage socioeconomic development

Voluntary Commitments

We establish dialogs with various stakeholders and adhere to initiatives and voluntary commitments, such as Global Compact, Sustainable Development Goals (SDGs), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Responsible Banking (PRB), Women's Empowerment Principles (WEPs), Task Force on Climate-Related Financial Disclosures (TCFD), Investors for the Climate (IPC), Partnership for Carbon Accounting Financials (PCAF), Brazil Climate, Forests and Agriculture Coalition, among others.

Goal 2025
R$250 Bi

Sustainable Business

We committed to directing, by 2025, R$250 billion for assets, sectors and activities with socio-environmental benefits by using the corporate loan, advice on the capital market and sustainable financial solutions.

First Sustainable Bond in the international market

We issued our first international Sustainable Bond worth US$500 million, with the objective of financing projects and assets that promote positive social and environmental impacts. The issue followed the scope of Bradesco's Sustainable Finance Framework with verification and advice from Sustainalytics.

Climate Strategy and Governance

Our Governance for Climate Change involves operational, executive and strategic levels with the participation of the Board of Directors. We seek to ensure that our operations and businesses are prepared for the challenges of climate change, with the **main objectives** stated below:

1. To **reduce and mitigate** the greenhouse gas emissions generated by our operations and manage the exposure of our structures to climate-related risks;
2. To **integrate** the risk assessment and climate-related opportunities in the management of the business;
3. To offer **financial solutions** that promote the lowest generation of carbon and more climate resilience; and
4. To promote **engagement and awareness** on the theme with our stakeholders.

Eco-Efficiency Management: The targets (energy consumption, ground fleet and air fleet) established in our Eco-Efficiency Master Plan (2019-2021) follow sectoral indications from the Science-Based Targets initiative (SBTi), to contribute to the limiting of global warming by 2°C, according to the Paris Agreement.

Commitments to the Climate

100%

Renewable Energy

100% of our structures are supplied by renewable energy sources.

100%

Neutralized

We neutralized 100% of the greenhouse gas emissions (carbon equivalents) generated by our operations.

Financed Emissions

We measured the carbon emissions of 100% of our corporate loan portfolio.

Net-Zero Banking Alliance

We committed to aligning our loan and investment portfolios to achieve net-zero carbon emissions by 2050.

ESG Performance

Our ESG evolution is confirmed through the **performance** mostly **above the average** for the industry in the evaluations of the main ratios and ratings, both national and international. In the last quarter, we highlight:

Sustainability Award Silver Class 2022 S&P Global

We are Silver category for the fourth consecutive year in the **Global S&P Sustainability Yearbook**, which places us among the 5% with the best ESG evaluation of the banking sector in the world.

CDP DISCLOSURE INSIGHT ACTION

We have integrated the 2022 portfolio of the **Climate Resilience CDP Index**, remaining among the best performing companies to integrate climate issues into their strategy and risk management.

For the fourth consecutive year, we have integrated the **Bloomberg Gender-Equality Index**, which is recognized among the best performing companies in promoting equality in the workplace.

INICIATIVA EMPRESARIAL PELA IGUALDADE RACIAL

We are in the **Racial Equity Index** (IERE), an implementation of the Corporate Initiative for Racial Equality in partnership with IstoÉ magazine.

We stayed in seventh place in the **Merco Ranking** of companies with the best corporate reputation in Brazil and first in the sector-based ranking, which evaluates companies that provide financial services.

Ambassadors for Sustainability

Thinking about how to disseminate sustainability within Bradesco, we created the Ambassadors for Sustainability, which is a program of employee training and engagement that prepares them to multiply and demystify sustainability in the Organization. The program aims to disseminate the pillars of sustainability, enhance sustainable culture, engage the internal public and generate and quantify the impact made.

Transparency and Disclosure

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB), with evolution also in climate reporting in line with the recommendations of the TCFD. Information and data are available on our Sustainability website (bradescosustentabilidade.com.br) and Bradesco Integrated Reports (**bradescori.com.br**).

Additional Information

Investor Relations area – IR

Generating value means delivering financial income for our **stakeholders** based on resilience, robustness, and speed to fit our clients' needs, based on robust, transparent, and full governance.

Our relationship with investors is built in a clear and objective manner and through constant dialog with the market.


bradesco
Investir em transparência: isso tem futuro.

In the **first quarter of 2022**, we had:

191
Meetings and conference calls with the participation of **351 national and international investors of 278 funds**

5
National, international and local non-deal road show conferences

Through the Market Relations area (DRM), **we constantly disseminate information regarding the financial-economic performance of the Organization, as well as its governance structure, policies and practices.**


2020

All this information is available on the **bradescori.com.br** website. Among them, we have **the Economic and Financial Analysis Report**, which provides an accurate analysis of corporate accounting, and **Bradesco Integrated Report 2020**, in which, following the best practices of corporate governance and in a process of continuous evolution in the provision of information with transparency, we have a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge related to the Bank's information, on the IR website is also possible to find:

- **Institutional videos** with messages from the Organization's Executives;
- Company **presentations**;
- Calendar of **events**;
- Regulatory **forms**; and
- Our **strategic positioning** and our **operational management to face the Covid-19 pandemic**, in addition to their effects on the economy and on Brazilian society as a whole, among other corporate information.

Social Actions

Fundação Bradesco

More than **65 years** developing a broad socio-educational program, **which brings free and quality education to the whole country**.

With **40 own schools**, the Foundation **is present in all the Brazilian states** and **Federal District**.

The prediction is that **66,958 students** will be benefited in 2022 on the operational fronts that comprise **Basic Education** (Child Education, Elementary and Secondary Education and Technical Vocational Education at Secondary Level), **Youth and Adult Education**, and **Initial and Continuing Education** courses, geared toward the creation of jobs and generating income.

To the more than **40,000 students of Basic Education, uniforms, school material, food and medical-dental care will be assured**, in addition to formal education.

R$1.0 billion to be invested in 2022

A total of 2.3 million students to complete at least one of the several courses offered in the schedule will also be benefited in distance learning education (EaD), through the e-learning portal "Escola Virtual" (Virtual School).
In addition, another **7,000 students** will be benefited from projects and actions in partnership, such as education and IT courses and lectures.


Chegou a hora de acreditar!

Additional Information

Ratings

Fitch Ratings

	Long-term	Short-term
Domestic Currency	BB	B
Foreign Currency	BB	B
National Scale	AAA(bra)	F1+(bra)

Viability: **bb**

Government Support Rating: **b+**

Moody's

	Long-term	Short-term
Domestic Currency Counterparty	Ba1	NP
Foreign Currency Counterparty	Ba1	NP
Deposits - Domestic Currency	Ba2	-
Foreign Currency Deposit	Ba2	-
National Scale	AAA.br	ML- A1.br

S&P Global

	Long-term	Short-term
Domestic Currency	BB-	B
Foreign Currency	BB-	B
National Scale	brAAA	brA-1+

Austin Rating

	Long-term	Short-term
National Scale	brAAA	brA-1

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 432/21 establishes that **corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR)**. MCR is equivalent to the base capital or the risk capital, whichever is higher. The ASE is valued economically and should be calculated based on book shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 451/20 and subsequent amendments establish that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). Until December 2022, the RC is equivalent to the highest value between the base capital (BC) and the solvency margin (SM), except for corporations that have opted for the early adoption of the risk-based capital (RBC). In March 2020, Bradesco Saúde opted for the early adoption of the standard RBC model in the calculation of its RC.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels.

Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in February 2022 amounted to R$13.2 billion.

Capital Management

The Organization exercises the capital management, considering a prospective view, with periodic capital projections of at least 3 years, where it captures changes in the economic scenario and in the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extreme adverse scenarios and has a Capital Plan and Contingency Plan, which are part of the ICAAP Process (Internal Capital Adequacy Assessment Process).

These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the maximum body.

We subsidized the Senior Management with analyses and projections of the availability and necessity of capital, identifying threats and opportunities that affect the planning of sufficiency, and seeking the optimization of the levels of capital, thus meeting the determinations of the Central Bank of Brazil, pertinent to the activities of capital management.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

In R$ million	Basel III Prudential Conglomerate				
	Mar22	**Dec21**	**Sept21**	**June21**	**Mar21**
\\ Calculation Basis					
Regulatory Capital	152,490	150,236	141,773	141,108	135,568
Tier I	132,801	130,565	128,401	125,012	120,071
Common Equity	121,300	119,107	118,453	115,592	110,832
Shareholders' Equity	151,099	147,121	147,606	146,488	144,240
Non-controlling/Other	1,178	(27)	(341)	(404)	(350)
Phase-in arrangements	(30,976)	(27,987)	(28,812)	(30,492)	(33,058)
Additional Capital	11,501	11,459	9,948	9,420	9,239
Tier II	19,689	19,671	13,371	16,096	15,497
\\ Risk-Weighted Assets (RWA)	**972,604**	**953,326**	**933,991**	**884,639**	**882,192**
Credit Risk	890,984	873,737	846,972	799,070	797,725
Operational Risk	74,882	71,594	71,594	66,908	66,908
Market Risk	6,738	7,995	15,425	18,661	17,560
\\ Total Ratio	**15.7%**	**15.8%**	**15.2%**	**16.0%**	**15.4%**
Tier I Capital	13.7%	13.7%	13.7%	14.1%	13.6%
Common Equity	12.5%	12.5%	12.7%	13.1%	12.6%
Additional Capital	1.2%	1.2%	1.1%	1.1%	1.0%
Tier II Capital	2.0%	2.1%	1.4%	1.8%	1.8%

Contributing towards overcoming the crisis

Following the recommendations of the national and international regulatory bodies – WHO, ILO, Ministry of Health and ANVISA – and considering the current moment of flexibilization enabling the continuity of employee density in the administrative centers, Bradesco with its health team, intensified its efforts in matters related to Covid-19.

We found the performance model for greater agility in the treatment of positive cases in the dependencies. We have implemented the new sanitization process, replacing workplace health sanitizations, providing business continuity, and keeping the focus on the employees' health.

We also strengthen communications on mask use, preventive care, and support channels for employees and households.

Some learnings have been incorporated into our operations, such as how we relate virtually to our clients and suppliers and the implementation of the hybrid work model, prioritizing the maintenance of the quality of the services provided by the different areas of the Organization. We remain vigilant, disseminating information security guidelines.

The Crisis Committee continues evaluating the pandemic scenario in order to ensure safety in the plan for the gradual return of activities

The branches are still following all the guidelines of the Ministry of Health

Psychosocial support channel, Lig Viva Bem, with 24-hour services, 7 days a week, with free voluntary access for our employees and their family group

Performing antigen tests in the Units in Company of Meu Doutor Novamed free-of-charge for employees and dependents in the health plan

Covid-19 Pandemic

Maintaining the health and well-being of our employees

With a focus on caring for employees, we offer the health, well-being and life quality program Bradesco Viva Bem (Living Well), responsible for coordinating all the initiatives to cope with Covid-19.

Highlights

- **Safe Return Booklet** – with guidance on health, transition and adaptation of routines, maintenance of preventive measures and strengthening of internal health protocols. The booklet aims to encourage good practices for a safe return to working in-person.
- **Novos Tempos (New Times)** – learning trail for Leaders and Subordinates, with tips on care in times of pandemic, the importance of the scenario of gradual resumption of face-to-face activities, tips on the new model of action, considering the scenario of return to work, welcoming, tips of care and engagement, tips for balance in emotions and vulnerability, new ways of working, and routine planning.
- **Online classes** – to encourage health transformation through activities, **Viva Bem** – well-being and quality of life program – offers online, free classes of various sports modalities such as yoga, Pilates, functional training, meditation, Muay Thai and dance rhythms, which take place from Monday to Friday at different times of the day.
- **Nutritional Support Program** – free sessions with nutritionists for employees and their family members.
- **Selection process to 100% virtual** – on the HR platform with the aim of mitigating the risks of exposure of employees and applicants.
- **Life Insurance** – provision for all employees, fully funded by the Organization and in a timely manner.
- **Health Care** – free replacement of masks for employees of the branch network and individual preventive kit for departments and associates; psychosocial monitoring of hospitalized employees and family members; Bradesco Saúde exclusive Call Center for remote medical care to employees and family members; provision of antigen tests for detection of Covid-19 at the outpatient clinic of Cidade de Deus, at no cost to employees and free serology for employees, apprentices and interns in the partner laboratories.
- **Telemedicine** – offered by means of the Bradesco Saúde App, with availability of a video appointment with a specialist doctor, available 24/7.
- **Lig Viva Bem** – psychosocial support channel, available 24/7, with voluntary and free access for our employees and their family group, providing care with specialized professionals, who offer emotional, social, and legal support, financial guidance, assistance in situations of chemical dependence, interface with the health plan, emergency assistance in critical cases involving accidents and occurrences of burglary and kidnapping.
- **Viva Bem email** – support for all issues related to health.
- **URA** – exclusive telephone call center for situations related to Covid-19 and health issues.
- **Exclusive channel for handling situations of domestic violence and of gender** – free and confidential channel that operates 24/7 and provides social, emotional, legal and financial support.

- **Safe return of pregnant women** – with Law No. 14,311, of March 9, 2022, which predicted the return of pregnant women to work on site, Banco Bradesco, thinking about the health and well-being of the employees, together with the Viva Bem health team, made possible individual contacts with the employees, to assess their health status in an integral way and also their predisposition to a possible return, thus ensuring greater safety and quality of life for the pregnant woman.

Secure resumption

By prioritizing the safety of employees in on-site performance, we offer sanitization stations with alcohol gel sanitizer totems and carpets for cleaning shoes. The turnstiles are coated with a special film to avoid contamination. The departments offer the Self-Cleaning kits (sanitizer spray and disposable paper towel) to reinforce the cleaning of the work station and its personal items. Air conditioning systems are equipped with special lamps that eliminate viruses and bacteria. Delivery boxes were installed to avoid contact between people. Guidelines on cleaning protocols are fixed on the walls of the canteens. These are orientations on prior cleaning of the hands with alcohol gel sanitizer before touching the fridge or machines and the correct use of the mask.

We have restaurants and mini-market that offer employees and associates healthy food options, contributing to the adoption of more beneficial habits in the corporate environment. In addition, we have a dining room equipped with microwaves, sinks, tables, chairs and drinking fountains, so that the staff can take their own food. In the departments there are also small kitchens, equipped with coffee machines, sinks and drinking fountains. All environments have been designed and adapted according to the security protocols against the Covid-19.

As guidance to the employees, in addition to providing the Safe Return booklet, we also share informative videos and we have live streams to share the contents of prevention, protection and options of psychosocial support. As a means of monitoring this new phase close up, prior to attending the premises of the Organization, the employees must fill in a daily checklist on their health condition.

For more information on our actions related to the coronavirus, please visit:
www.bradesco.com.br/coronavirus

In R$ million (unless otherwise stated)	1T22	4Q21	3Q21	2Q21	1Q21	4Q20	3Q20	2Q20	1Q20
\\ Income Statement for the Period									
Recurring Net Income	6,821	6,613	6,767	6,319	6,515	6,801	5,031	3,873	3,753
Net Interest Income	17,061	16,962	15,702	15,738	15,578	16,657	15,288	16,684	14,499
Clients Portion	15,818	14,779	14,054	13,471	13,225	13,219	12,794	13,163	12,964
Net Clients Portion of Expanded ALL	10,982	10,496	10,696	9,984	9,318	8,651	7,206	4,273	6,256
Expanded ALL	(4,836)	(4,283)	(3,358)	(3,487)	(3,907)	(4,568)	(5,588)	(8,890)	(6,708)
Fee and Commission Income	8,611	8,864	8,756	8,412	8,067	8,717	8,121	7,626	8,283
Operational Expenses	(11,702)	(12,867)	(11,882)	(10,990)	(11,204)	(11,483)	(11,724)	(11,459)	(11,757)
Income from Insurance, Pension Plans and Capitalization Bonds	3,286	3,527	3,213	1,574	3,137	2,281	3,131	3,778	2,931
\\ Statement of Financial Position									
Total Assets	1,724,422	1,695,217	1,716,168	1,672,753	1,662,619	1,644,804	1,659,687	1,571,407	1,486,358
Securities and Derivative Instruments	727,793	749,981	766,619	749,516	735,796	693,467	683,060	669,338	656,719
Expanded Loans Portfolio	834,451	812,657	773,323	726,453	705,160	686,968	664,414	661,115	655,094
- Individuals	331,404	320,760	303,479	285,620	270,220	260,258	243,404	236,004	239,214
- Companies	503,047	491,897	469,844	440,833	434,940	426,711	421,010	425,111	415,880
Allowance for Loan Losses (ALL)	(47,149)	(45,236)	(44,624)	(44,401)	(46,030)	(45,339)	(44,894)	(43,209)	(40,466)
Total Deposits	551,231	578,955	568,367	550,476	542,927	551,353	526,540	495,873	402,205
Shareholders' Equity	151,099	147,121	147,606	146,488	144,240	143,703	137,461	135,134	129,548
Assets under Management	2,633,530	2,604,416	2,627,596	2,593,201	2,550,871	2,508,295	2,474,764	2,364,472	2,252,994
\\ Performance Indicators (%)									
Recurring Net Income per Share (in 12 month) - R$ (1)	2.49	2.46	2.48	2.31	2.08	1.83	1.81	1.95	2.20
Book Value per Common and Preferred Share - R$ (1)	14.18	13.80	13.85	13.74	13.53	13.48	12.90	12.68	12.15
Recurring Net Income per Share (1)	0.64	0.62	0.63	0.59	0.61	0.64	0.47	0.36	0.35
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)	0.18	0.23	0.04	0.30	0.16	0.14	0.11	0.08	0.09
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)	0.20	0.26	0.04	0.33	0.17	0.15	0.12	0.09	0.10
Annualized Return on Average Equity (2)(3)	18.0	18.1	18.3	18.2	18.7	14.8	12.9	11.8	11.7
Annualized Return on Average Assets (3)	1.6	1.6	1.6	1.5	1.6	1.2	1.1	1.0	1.0
Fixed Asset Ratio	26.8	25.9	29.4	29.6	29.9	30.1	33.1	32.6	35.5
Combined Ratio - Insurance (4)	90.5	90.9	95.8	95.8	88.0	95.5	86.0	74.5	83.6
Efficiency Ratio (ER) (5)(6)	45.6	46.0	45.4	45.7	45.3	46.3	47.2	47.8	49.1
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (5)	80.9	81.0	82.4	82.4	81.1	80.6	79.3	77.8	77.9
Market Capitalization - R$ million (7)	196,132	171,480	187,419	231,006	222,092	226,778	165,343	175,191	158,941
\\ Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)									
ALL / Loan Portfolio (%)	7.6	7.4	7.7	8.1	8.7	8.9	9.2	9.0	8.5
Non-performing Loans (> 60 days / Loan Portfolio) (%)	4.0	3.4	3.2	3.1	3.3	2.9	2.7	3.6	4.6
AA - C Rated Loans / Loans (%)	89.4	89.9	89.6	89.2	89.2	88.7	87.9	89.7	90.3
D-rated Loans / Loans (%)	3.2	3.2	3.6	3.8	3.3	3.6	4.2	2.5	1.8
E-H rated Loans / Loans (%)	7.4	6.9	6.8	6.9	7.5	7.7	7.9	7.8	7.8
D-rated loans	19,816	19,346	20,696	20,769	17,540	18,434	20,361	11,745	8,817
Provision for D-rated loans	5,614	5,461	5,852	5,834	4,749	4,901	5,386	2,812	2,194
Provision / D-rated loans (%)	28.3	28.2	28.3	28.1	27.1	26.6	26.5	23.9	24.9
D-H rated Non-Performing Loans	27,958	23,382	21,308	19,000	20,155	17,355	15,716	18,394	23,845
Total Provision / D-H-rated Non-performing Loans (%)	168.6	193.5	209.4	233.7	228.4	261.2	285.7	234.9	169.7
E-H Rated Loans	45,654	42,247	39,602	37,983	39,563	39,336	38,926	37,410	37,387
Provision for E-H rated loans	35,995	33,759	32,153	30,683	32,212	32,492	32,211	32,533	30,419
Provision / E-H rated loans (%)	78.8	79.9	81.2	80.8	81.4	82.6	82.8	87.0	81.4
E-H rated Non-Performing Loans	22,521	18,663	17,018	14,779	15,857	14,125	12,993	15,541	20,070
Total Provision / E-H-rated Non-performing Loans (%)	209.4	242.4	262.2	300.4	290.3	321.0	345.5	278.0	201.6
Delinquency Ratio (> 90 days / Loan Portfolio) (%)	3.2	2.8	2.6	2.5	2.5	2.2	2.3	3.0	3.7
Coverage Ratio (> 90 days) (%)	235.4	260.9	296.9	324.7	349.8	402.8	398.2	299.5	227.9
Coverage Ratio (> 60 days) (%)	189.3	215.4	243.7	263.2	266.7	310.6	337.4	249.8	184.2

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** It excludes the asset evaluation adjustments recorded under the Shareholders' Equity; **(3)** Year-to-Date Recurring Net Income; **(4)** It excludes additional reserve; **(5)** In the last 12 months; **(6)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(7)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

R$ million	Mar22	Dec21	Mar21	Mar22 x Dec21	Mar22 x Mar21
\\ Assets					
\\ Cash and due from banks	**18,928**	**20,704**	**25,406**	**(8.6)**	**(25.5)**
\\ Financial instruments	**1,611,732**	**1,581,507**	**1,543,588**	**1.9**	**4.4**
Interbank investments	124,243	82,924	133,913	49.8	(7.2)
Compulsory deposits with the Brazilian Central Bank	84,569	87,363	83,855	(3.2)	0.9
Securities	702,028	725,981	704,498	(3.3)	(0.4)
Derivative Financial instruments	25,765	24,000	31,298	7.4	(17.7)
Loans	514,785	509,941	460,236	0.9	11.9
Other financial instruments	160,342	151,298	129,788	6.0	23.5
\\ Leases	**3,275**	**3,284**	**2,657**	**(0.3)**	**23.3**
\\ Provision for Expected Credit Loss Associated with Credit Risk	**(47,149)**	**(45,236)**	**(46,030)**	**4.2**	**2.4**
Loans	(44,234)	(42,350)	(43,157)	4.4	2.5
Leases	(52)	(58)	(68)	(10.3)	(23.5)
Other receivables	(2,863)	(2,828)	(2,805)	1.3	2.1
\\ Deferred tax assets	**87,478**	**86,458**	**87,050**	**1.2**	**0.5**
\\ Investments in associates and Jointly Controlled Entities	**2,850**	**2,379**	**1,787**	**19.8**	**59.5**
\\ Premises and equipment	**22,660**	**21,648**	**21,890**	**4.7**	**3.5**
\\ Intangible Assets	**43,025**	**42,513**	**40,967**	**1.2**	**5.0**
\\ Depreciation and Amortization	**(38,965)**	**(39,106)**	**(37,527)**	**(0.4)**	**3.8**
Premises and equipment	(12,599)	(12,268)	(11,912)	2.7	5.8
Intangible Assets	(26,366)	(26,838)	(25,615)	(1.8)	2.9
\\ Other assets	**24,064**	**24,905**	**26,287**	**(3.4)**	**(8.5)**
\\ Impairment of Assets	**(3,475)**	**(3,839)**	**(3,456)**	**(9.5)**	**0.5**
\\ Total	**1,724,422**	**1,695,217**	**1,662,619**	**1.7**	**3.7**
\\ Liabilities					
\\ Deposits and Other Financial Instruments	**1,191,102**	**1,179,489**	**1,154,771**	**1.0**	**3.1**
Deposits from banks	321,966	313,540	338,186	2.7	(4.8)
Deposits from customers	547,887	572,790	539,166	(4.3)	1.6
Securities issued	182,185	166,348	142,709	9.5	27.7
Subordinated debt	49,716	54,451	45,330	(8.7)	9.7
Derivative financial instruments	19,071	13,287	21,056	43.5	(9.4)
Other liabilities	70,277	59,073	68,324	19.0	2.9
\\ Provision	**337,667**	**330,730**	**321,000**	**2.1**	**5.2**
Insurance technical provisions and pension plans	301,001	292,860	285,163	2.8	5.6
Other reserves	36,666	37,870	35,837	(3.2)	2.3
\\ Deferred income tax	**5,686**	**5,681**	**6,413**	**0.1**	**(11.3)**
\\ Other liabilities	**37,225**	**30,552**	**34,453**	**21.8**	**8.0**
\\ Total liabilities	**1,571,680**	**1,546,452**	**1,516,637**	**1.6**	**3.6**
\\ Shareholders' Equity					
\\ Shareholders' Equity Attributed to Controlling Shareholders	**151,099**	**147,121**	**144,240**	**2.7**	**4.8**
\\ Non-controlling interest	**1,643**	**1,644**	**1,742**	**(0.1)**	**(5.7)**
\\ Shareholders' Equity Total	**152,742**	**148,765**	**145,982**	**2.7**	**4.6**
\\ Total	**1,724,422**	**1,695,217**	**1,662,619**	**1.7**	**3.7**

Consolidated Balance Sheet – Insurance

R$ million	Mar22	Dec21	Mar21	Mar22 x Dec21	Mar22 x Mar21
\\ Assets					
\\ Current and Long-Term Assets	**342,630**	**333,663**	**330,415**	**2.7**	**3.7**
Securities	327,850	319,253	318,003	2.7	3.1
Insurance Premiums Receivable	4,570	4,487	4,094	1.8	11.6
Other Loans	10,210	9,922	8,319	2.9	22.7
\\ Permanent Assets	**9,021**	**8,761**	**7,841**	**3.0**	**15.1**
\\ Total	**351,651**	**342,424**	**338,255**	**2.7**	**4.0**
\\ Liabilities					
\\ Current and Long-Term Liabilities	**318,629**	**310,258**	**301,287**	**2.7**	**5.8**
Technical provisions for insurance, pension plans and capitalization bonds	301,001	292,860	285,163	2.8	5.6
Tax, Civil and Labor Contingencies	2,555	2,663	2,703	(4.0)	(5.5)
Payables on Insurance, Pension Plan and Capitalization Bond Operations	786	733	837	7.2	(6.1)
Other obligations	14,287	14,002	12,583	2.0	13.5
\\ Non-controlling Interest	**760**	**765**	**849**	**(0.6)**	**(10.5)**
\\ Shareholder's Equity	**32,261**	**31,401**	**36,119**	**2.7**	**(10.7)**
\\ Total	**351,651**	**342,424**	**338,255**	**2.7**	**4.0**

Analytical Breakdown of Statement of Income – Managerial vs. Recurring – 1Q22 vs. 4Q21

R$ million	First Quarter of 2022				Fourth Quarter of 2021			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
\\ Net Interest Income	**22,333**	**(5,272)**	**-**	**17,061**	**15,763**	**(2,323)**	**3,522**	**16,962**
Expanded ALL	(6,813)	1,977	-	(4,836)	(4,341)	59	-	(4,283)
\\ Gross Income from Financial Intermediation	**15,520**	**(3,295)**	**-**	**12,225**	**11,421**	**(2,264)**	**3,522**	**12,679**
Income from Insurance, Pension Plans and Capitalization Bonds	1,646	1,640	-	3,286	1,462	2,065	-	3,527
Fee and Commission Income	8,549	62	-	8,611	8,801	63	-	8,864
Operating Expenses	(13,385)	1,641	42	(11,702)	(16,524)	1,142	2,515	(12,867)
Personnel Expenses	(5,342)	(159)	-	(5,501)	(5,617)	(157)	-	(5,774)
Other Administrative Expenses	(5,081)	(2)	-	(5,083)	(5,763)	(12)	112	(5,663)
Other Operating Income / Expenses	(2,961)	1,801	42	(1,118)	(5,144)	1,311	2,403	(1,430)
Tax Expenses	(2,317)	217	-	(2,100)	(1,876)	(50)	(36)	(1,962)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	22	-	-	22	43	(1)	-	42
\\ Operating Income	**10,036**	**264**	**42**	**10,342**	**3,328**	**955**	**6,001**	**10,283**
Non-Operating Income	386	(36)	(349)	1	(155)	9	138	(8)
Income Tax / Social Contribution and Non-controlling Interest	(3,413)	(228)	119	(3,522)	(2)	(964)	(2,696)	(3,662)
\\ Net Income	**7,009**	**-**	**(188)**	**6,821**	**3,170**	**-**	**3,443**	**6,613**

(1) For more information, please check note 5 – Balance Sheet and Managerial Statement of Income in the "Complete Financial Statements" chapter of this report; (2) It includes reclassifications in items from the statement of income that do not affect the Net Income, but allow a better analysis of business items, including the hedge adjustment, and, in the 1Q21, it contemplates the relocation, in the amount of R$122 million (R$1,147 million in the 4Q21) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

Analytical Breakdown of Statement of Income – Managerial vs. Recurring – 1Q22 vs. 1Q21

R$ million	First Quarter of 2022				First Quarter of 2021			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
\\ Net Interest Income	**22,333**	**(5,272)**	**-**	**17,061**	**17,966**	**(2,388)**	**-**	**15,578**
Expanded ALL	(6,813)	1,977	-	(4,836)	(4,717)	810	-	(3,907)
\\ Gross Income from Financial Intermediation	**15,520**	**(3,295)**	**-**	**12,225**	**13,249**	**(1,578)**	**-**	**11,671**
Income from Insurance, Pension Plans and Capitalization Bonds	1,646	1,640	-	3,286	1,719	1,417	-	3,137
Fee and Commission Income	8,549	62	-	8,611	7,983	84	-	8,067
Operating Expenses	(13,385)	1,641	42	(11,702)	(13,206)	1,635	367	(11,204)
Personnel Expenses	(5,342)	(159)	-	(5,501)	(5,069)	-	-	(5,069)
Other Administrative Expenses	(5,081)	(2)	-	(5,083)	(4,815)	3	-	(4,812)
Other Operating Income / Expenses	(2,961)	1,801	42	(1,118)	(3,322)	1,632	367	(1,323)
Tax Expenses	(2,317)	217	-	(2,100)	(1,754)	(179)	-	(1,933)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	22	-	-	22	30	-	-	30
\\ Operating Income	**10,036**	**264**	**42**	**10,342**	**8,021**	**1,380**	**367**	**9,768**
Non-Operating Income	386	(36)	(349)	1	(69)	(20)	-	(89)
Income Tax / Social Contribution and Non-controlling Interest	(3,413)	(228)	119	(3,522)	(1,799)	(1,360)	(5)	(3,164)
\\ Net Income	**7,009**	**-**	**(188)**	**6,821**	**6,153**	**-**	**362**	**6,515**

(1) For more information, please check note 5 – Balance Sheet and Managerial Statement of Income in the "Complete Financial Statements" chapter of this report; (2) It includes reclassifications in items from the statement of income that do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment; and, in the 1Q22, it contemplates the relocation, in the amount of R$122 million (R$262 million in the 1Q21) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

BRGAAP vs. IFRS Comparative

The reconciliation of the Shareholders' Equity and Net Income related to March 2022 is shown below:

Attributed to the controlling shareholders	Shareholder's Equity		Net Income	
R$ million	Mar22	Dec21	1Q22	1Q21
\\ BRGAAP	**151,099**	**147,121**	**7,009**	**6,153**
ALL	(800)	(1,074)	261	485
Technical provisions	(262)	(442)	180	-
Business combination	4,286	4,240	46	270
Other	(546)	(68)	(274)	(787)
\\ IFRS	**153,777**	**149,777**	**7,222**	**6,121**
\\ IFRS vs. BRGAAP Difference	**2,678**	**2,656**	**213**	**(32)**

Main Adjustments

Expected loss on financial assets

It contemplates: (i) Expected loss on loans and advances to clients; and (ii) Expected loss on other financial assets.

Technical provisions

It comprises, in particular, the difference in SUSEP Standard No. 543/16 which determined the use of the effects of the mark to market of the guaranteeing assets which, classified as held until maturity, were part of the value necessary to complement the technical provisions, as established in the Liabilities Suitability Test (TAP), event that does not occur for IFRS 4.

Business combinations

For purposes of the IFRS, the assets and liabilities identified originating from the business combination were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

Independent Auditor's Report

Limited Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") on the process of compilation and presentation of the consolidated supplementary accounting information of Banco Bradesco S.A. as at March 31, 2022 and for the three month period then ended, in the form of a limited assurance conclusion if, based on our engagement performed, described in this report, the process of compilation and presentation of the consolidated supplementary accounting information included in the Report on Economic and Financial Analysis is presented, in all material respects, in accordance with the information mentioned in the paragraph "Criteria for the preparation of consolidated supplementary accounting information" paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for the process of compilation and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the process of compilation of the consolidated the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not become aware of any fact that could lead us to believe that the process of compilation and presentation of the consolidated supplementary included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

The procedures selected were based on our understanding of the process of compilation and presentation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Limited Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the process of compilation and presentation of the supplementary accounting information included within the Economic and Financial Analysis Report.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the supplementary accounting information

The consolidated supplementary accounting information disclosed within the Economic and Financial Analysis Report, as at March 31, 2022 and for the three month period then ended were compiled by the Management of Bradesco, based on the information contained in the March 31, 2022 intermediate consolidated financial statements and the accounting information adjusted to the criteria described in Note 5 of such intermediate consolidated financial statements, in order to facilitate additional analysis, without, however, being part of the intermediate consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process for compiling and presenting the supplemental information included in the Economic and Financial Analysis Information Report was compiled, in all material respects, in accordance with the information referred to in the paragraph "Criteria for preparing the consolidated supplementary accounting information".

São Paulo, may 05, 2022

KPMG

KPMG Auditores Independentes
CRC 2SP-014428/O-6

Original report in Portuguese
signed by

Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

(This page has been left blank intentionally).

Financial Statements

1Q22

bradesco

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first quarter of 2022. We follow all accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

Economic Comment

After consolidating the resumption of the effects of the pandemic in 2021, the Brazilian economy continues to show signs of resilience in this first quarter. It is worth highlighting the good performance of the service sector, which was possible thanks to the population's adherence to the vaccination campaign and the resumption of activities after the control of the pandemic. The labor market is in the process of recovery, maintaining the pace of creating vacancies in both the formal and informal sectors. This trend should induce GDP growth by 1.5% in the year, despite the effects of inflation on income. In the short term, measures such as the release of the FGTS guarantee a breather on consumption, compensating for the increasingly contractive monetary policy.

The challenges of bringing inflation to the target continue. With shocks of the international commodity prices of great magnitude, it has been more persistent and high. Current data show that there is a contamination of the primary impacts on the other values of the economy, which follows booming. To coordinate expectations and achieve lower levels, the Central Bank of Brazil has signaled that the Selic will be 13.25% p.a. The understanding is that this rate will be contractive enough to control inflation on a relevant horizon.

In relation to the global scenario, the contours are more complex and uncertain. The rise in inflation in the world, which has already been under pressure, may extend for longer due to the conflict in Eastern Europe. The negative impact on confidence and financial conditions must also be taken into account, which restricts growth. In addition, the central banks are expected to continue the monetary-policy adjustment movement, which is being concluded in emerging countries, but is still at its inception in developed nations.

Highlights for the Period

- In February 2022, the acquisition of 49.99% of the equity stake in Banco Digio S.A. ("digio") was completed by Bradescard Elo, which was detained by BB Elo Cartões Participações S.A. (controlled by Banco do Brasil S.A.). For the acquisition, the amount of R$645 million was paid.

  With the conclusion of this operation, Bradesco indirectly held a 100% equity stake in digio, which reinforces Bradesco Organization's strategy to expand the offer of financial services through digital platforms.

Strategic Focus

Our business strategy aims to meet the expectations of our clients, while understanding their needs and life cycles and increasing their satisfaction by means of an experience of excellence in all its interactions with the Bank.

Based on this assumption, we structure our actions on four large pillars. These pillars support our corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society; which are: **Clients** – our inspiration; **Digital Transformation** – how we do; **People** – our team; and **Sustainability** – made to last.

The client is at the center of our strategy and we have made several actions to enhance the knowledge through the use of data intelligence, complete solutions for business and journeys of excellence, developing ways to get to know the client, your expectations and needs at each moment of interaction with the Organization. In this way, we enable contextualized offers in accordance with their profile and moment of life, providing pleasant and agile experiences at each contact with the Bank. Our digital behavior and mentality enable us to be simple, efficient, agile, connected and innovative. In a context of great digital transformation, we want to make the banking experience even more convenient, modern, fast and safe for the client – these are key drivers present in the day-to-day operations. We seek to maximize value from the client's perspective through a culture focused on continuous improvement and efficiency.

People who work with us are one of our main foundations. We seek to enhance their essential and life-changing competencies in order to make our corporate strategy feasible. By means of an organizational culture based on ethics, transparency and respect for others, we have invested in an innovative, challenging, and plural environment. We want to be a company desired by high-performance professionals, so that they can live their present and build their future.

Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for everyone. This is evidenced by our commitment to grow in a sustainable and diversified manner, through the balance between risk and return and through capital and liquidity structures. With our Diversity front, we reaffirm the belief in the transformative potential of people, respecting individuality and plurality. Inclusion and financial education are also very important drivers for us, because through them we impact the lives of thousands of people. In addition, we are committed to issues related to **Sustainability:** we were the only Brazilian Bank in the construction of the principles of banking responsibility of the UN and the first Brazilian Bank to adhere to the Net-Zero. Our participation in the COP26 reinforced our commitment as private sector.

Book Net Income and ROAE


18.5%
17.6%
R$ billion
6.2
+14%
7.0
3M21
3M22
Book Net Income
ROAE

Interest on Shareholders' Equity / Dividends

R$2.3 bi

(gross)

R$1.8 billion – supplementary

R$526 million – monthly

Earnings per Share

R$0.63

– Common shares

R$0.69

– Preferred shares

Shareholder's Equity


R$ 14.18
R$ 13.53
151.1
R$ billion
144.2
+5%
Mar21
Mar22
Shareholders' equity
Book Value per Share

15.7%

Basel Ratio

196.1 bi

Market Value

Expanded Loan Portfolio

R$834.5 bi

(+18.3% in 12M)

- **R$335.4 billion** for Large Corporates (+14% in 12M)
- **R$331.4 billion** for Individuals (+23% in 12M)
- **R$167.6 billion** for Micro, Small and Medium-Sized Enterprises (+19% in 12M)

R$47.1 bi

(+2% in 12M)

Allowance for Loan Losses

R$548.7 bi

(+2% in 12M)

Total Deposits

- **Time Deposits** – R$360.7 bi (+2% in 12M)
- **Savings Deposits** – R$134.4 bi (+0.2% in 12M)
- **Demand Deposits** – R$51.3 bi (+3% in 12M)
- **Interbank Deposits** – R$2.3 bi (-5% in 12M)

R$654.0 bi

(-1% in 12M)

Securities

- **Available-for-Sale Securities** – R$292.5 bi (-4% in 12M)
- **Trading Securities** – R$282.8 bi (+12% in 12M)
- **Held-to-Maturity Securities**[1] – R$78.7 bi (-22% in 12M)

[1] As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that has the financial capacity and the intention of holding to maturity the securities classified under "held-to-maturity".

100% Client

With an even closer relationship between institution and clients, we stopped delivering only products and services to deliver complete experiences. Increasingly digital, the client was empowered and started to demand more agility and customization. Enjoying the Bradesco Experience (be.) (responsible for promoting the best experience to all current and potential clients in all interaction channels), we work with an end-to-end vision in creating intuitive and customized journeys, extended also to non-financial services. By uniting the voice of the client, metrics such as NPS and the use of data intelligence, we have got to know our clients even more and better, understanding their desires and needs and creating solutions that match the moment of life of each one. In addition, we have improved partnerships that enable more fluid experiences between different channels. We have also strengthened our cloud structure by gaining even more agility in building journeys and resilience through our channels.

In the first three months of 2022, our base was composed of 74.8 million clients.


COMPANIES
Multis & institutional[1]
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 50 mi to R$ 500 mi
Companies and Business
Up to R$ 30 mi
Private Bank
≥ R$5 mi
Classic
≤ R$4,000
≥ R$15,000
≥ R$150,000
Prime
Exclusive
R$4,000 to R$14,999.99
R$40,000 to R$149,999.99
INDIVIDUALS
Non-account holders[2]
Monthly Income
Annual Revenue
Investment

1 – Asset Management, Pension Funds and Securities Brokers; and
2 – Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

Service Structure

By offering practical and secure services in all segments we operate, we maintain a large and modern network of Customer Service, which is constantly updated, throughout Brazil and also in strategic locations abroad. In the first three months of 2022, the Network comprised 83,890 points, among them, 2,948 are branches and 50,208 are ATMs.

Digital Channels

Our Digital Channels include customer service, products and services that can be accessed at any time and from any location, ensuring mobility, practicality, autonomy and security for Bradesco clients. This search for solutions and digital services should continue to grow, so we are further expanding our performance in digital solutions. In the first three months of 2022, 98% of transactions were carried out by Bradesco's digital channels, with emphasis on the Bradesco App (individual and company), which showed a 92% increase in financial transactions compared to the previous year. In addition, we reached the record for the opening of accounts by mobile in March 2022 (individuals and companies).

Accessibility

In almost 80 years of history, we have aimed to make our clients' lives easier. On this path, we consider accessibility to be synonymous with respect and inclusion. Twenty-four years ago, we started a transformation movement, with the implementation of several solutions, such as the launch of accessible ATMs, an exclusive Call Center (SAC) for people with hearing disabilities and the development of accessible marketing campaigns. Increasingly addressed, the theme continues to receive the focus deserved by means of projects and actions focused on the connection with communities, the empowerment and the minimization of barriers to access information, banking and digital inclusion.

Digital Platforms

Currently, we have nine large Digital Platforms serving clients of the Retail (Exclusive) and Prime segments. The clients, depending on their relationship profile, can choose to use the remote assistance model, via Telephone/ Corporate WhatsApp/Email or Video call. At the end of the period, we served 631,699 clients, being 461,366 clients in Retail (Exclusive) and 170,333 clients in Prime. We also have the Digital Branch Bradesco Private Bank, serving 20,235 clients in this segment.

International Performance

We have a team of experts in Brazil and abroad working in the exchange market, export, import, financial transfers and foreign trade financing (Trade Finance).

Abroad, we have 3 Branches, 11 Subsidiaries and 2 Representative Offices in addition to an extensive corresponding bank network.

Bradesco BAC Florida Bank is positioned to meet the demands of Brazilian and Latin American clients located in the United States and who wish to diversify their assets in the global market by offering investment, banking and financing solutions.

Overseas Network	
Branches	
New York	Banco Bradesco S.A.
Grand Cayman	
London	Banco Bradesco Europa
Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco BAC Florida Bank
	Bradesco BAC Florida Investments
	Bradesco Global Advisors
Representative Office	
Hong Kong	Banco Bradesco S.A.
Guatemala	Representaciones Administrativas Internacionales

next

Created in 2017 as a digital bank focused on the hyperconnected generation, next is positioned, today, as a digital platform that has as its objective to simplify everyone's life, provide financial education and be a partner in achieving clients' goals.

The ecosystem of next offers financial and non-financial services. In addition to the checking account and credit and debit card, the client has at his/her disposal options of investments and loans, insurance, financial management tools, salary account, account for children and teens (nextJoy account, in partnership with Disney), mobile phone top-up, exclusive discounts and offers at nextShop, its marketplace launched on November 2021, exclusive benefits in partnership with several brands on the *Mimos* (gratuities) hub and integration with the Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets.

The performance of next is based on customer centricity. This premise is followed to the letter with constant investments in the analysis and intelligence of data (analytics), to understand trends and behaviors, helping to anticipate the creation of a new service or suggestion for the client. Customer Experience (UX) and customer service are also key areas, focused on providing the best journey and active listening to demands. By prioritizing the client, next traces its goals aiming at sustainable growth, guaranteeing the quality of the services and actual indexes of satisfaction and engagement in the use of the App.

In the first quarter of 2022, it reached the mark of 11 million clients – a growth of 153% in the last 12 months.

Main products and services

Insurance

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which made it reach the market leadership in Brazil and Latin America.

This solid path has consistently contributed to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto.

We have Life Insurances, Health and Dental Plans, Capitalization Bonds, Private Pension Plans and Property and Casualty Insurances, which include Home and Property Insurance for Individuals and companies.

R$ million	Mar21
Grupo Bradesco Seguros Indicators	
Recurring Net Income	1,601
Annualized Return on Average Equity (ROAE) - %	18.9%
Shareholders' Equity	32,261
Total Assets	351,651
Securities	327,850
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	301,001
Revenue from Insurance Premiums, Pension Contributions and Revenue from Capitalization	22,114
Indemnities, Draws and Redemptions Paid	18,797

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco branches and an active brokers' network, ensuring presence in all regions of the country.

Cards

We have the most complete solution line of means of payment in Brazil, which includes the main card brands, like Elo, Visa, Mastercard and American Express. We also have Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main consumer credit companies, we serve the Mexican market, operating as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in that country.

We are well-positioned with relevant shareholdings such as Cielo and through Elopar – an investment holding company whose investments include Alelo (benefit cards and pre-paid cards), Livelo (coalition loyalty program), Elo Serviços (brand), and Veloe (mobility and tolls company).

R$66.6 billion in card transactions in the period.

R$2.1 billion in Fee and Commission Income.

Loan Operations

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

We are in full operational capability. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the lines, we highlight:

- **Agribusiness:** we are featured among the biggest financiers in agribusiness, with offers and solutions for the development of production. We usually participate in the 8 largest fairs in the sector and keep agreements with the main manufacturers of agricultural tools of the country. We have 14 Agribusiness Platforms distributed throughout Brazil, which have experts and agronomist engineers, providing advice to the Service Network and rural producers;

- **Special Business:** leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings, leasing, advance payments to suppliers and guarantees;

- **Real Estate Financing:** we are one of the most important in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitizing of processes made through real estate partners through APIs. We have 39 Real Estate Platforms and their extensions, with coverage throughout the national territory;

- **For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, the leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and

- **Individual (mass-market):** highlighting all personal loans, payroll-deductible loans, vehicle and revolving credit lines, where we continue transforming our customer experience with these products through the modernization of commercialization and after-sales journeys and the massive use of algorithms and advanced analytics, mapping clients' needs in real time, to respond with the best product and business conditions considering the context and moment of life for each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the period:

R$ billion	Mar22	Mar21	Variation %
Consumer Financing	**213.4**	**173.8**	**23%**
Payroll-deductible Loans	84.6	72.8	16%
Credit Card	59.1	40.5	46%
Personal Loans	35.8	30.9	16%
CDC / Vehicle Leasing	34.0	29.5	15%
Real Estate Financing	96.1	81.8	17%
Rural Loans	33.2	25.1	32%
BNDES/Finame Onlendings	22.6	22.3	1%
Working Capital	100.5	89.4	12%
Foreign Trade Finance	60.4	66.4	-9%
Sureties, Guarantees and Commercial Portfolio	177.0	149.4	18%
Other	131.3	96.9	35%

Consortia

Our clients, being account holders or not, have the full portfolio of products and services of Bradesco Consórcios (Consortia). We have an integrated base for marketing solutions in synergy with the Branches and Digital Platforms, which guarantees to us market leadership.

R$8.0 billion in revenues in the first three months of the year, resulting in a total portfolio of **R$95.6 billion.**

R$564,5 million in Fee and Commission Income.

1.5 million active quotas, totaling **155.5 thousand** new quotas sold in the period.

Investment Bank

Through Bradesco BBI, our investment bank, we advise our clients on the primary and secondary issuing of shares, merger transactions, purchase and sale of assets, and structuring and distribution of debt instruments. We also perform structured corporate finance operations and projects under the modality of Project Finance. To do this, we have a highly qualified research team. The Global Markets area is responsible for the securities and for the institutional client relationship covering varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico, New York, London and Hong Kong.

Asset Management

Our representative in the offering of complete solutions in asset management and investments portfolios, for all the client profiles that we serve, is BRAM – Bradesco Asset Management, one of the market-leading companies. It acts in multiple segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and abroad, and various Family Offices, ensuring excellence in service quality.

R$637.0 billion in investment funds and managed portfolios under management in the period.

Ágora Investimentos

Ágora – the investment house of Bradesco – demonstrates agility and flexibility in the era of innovation by providing an open and independent investment platform for both individuals and companies, including Bradesco account holders and non-account holders, with a total of more than 770 thousand investors.

By accessing the Ágora platform, the client can register 100% online and have access to a complete investment portfolio for all profiles, having curated the selection of the best products on the market, bringing together more than 1,000 investment options among more than 130 institutions, with several options from R$1.00. In addition, you can have the personalized advice of our experts to make the best decision when it comes to investing.

Whether via website or Ágora App, the client has a 360º view of the portfolio, daily follow-up of the valuation of its investment portfolio, advanced Home Broker to access the stock market, futures, options, BDRs, ETFs and FIIS listed on B3, in addition to a wide and complete grid of options for investments in fixed income, funds, COEs and private pension, whether of own issue or of third parties.

Still in 2021, Ágora implemented several new day-to-day services for its clients, introducing new advanced trading platforms at Ágora Trader and new incentive programs for beginning investors, such as Ágora Kids and Ágora Universitário. In partnership with Veloe, it offered an exclusive benefit, with no monthly fee for the car tag service for investors to save time in tolls and parking queues, being the first investment house in Brazil to offer such a benefit to clients.

It is worth highlighting the new content platforms, open to clients and non-clients: i) Ágora Academy, a financial education platform that brings together the best business schools in the country and promotes financial education accessible to all (more than 50 free courses, in addition to

specialization, professionalization, postgraduate and MBA courses); and ii) Ágora Play and Cast, to watch daily live streams and podcasts with analysts and experts, learn everything that happens in the market, live or at any time, from wherever you are.

With Ágora, the client finds at its disposal a complete platform of investments, customized service, content, products and exclusive services gathered in one place, which provides a different experience, with comfort and security when investing.

Broker

Through Bradesco Corretora, we exclusively serve the institutional segment, covering investors domiciled in Brazil, the USA, Europe and Asia.

Bradesco Corretora aims to mediate the purchase and sale of shares, future commodity contracts, financial assets, indexes, options, share leases, swaps, fixed-term contracts in the primary and secondary markets, negotiations on the B3 and in the organized over-the-counter market.

It offers a comprehensive investment analysis service, covering the main sectors and companies of the Latin American market, through a team composed of 29 industry analysts. It also has its own teams of economists and fixed-income analysts.

Investments

We have a complete investment platform that aims to provide the client with differentiated investment advice, in a remote and in-person manner, contemplating all the products of Banco Bradesco, Bradesco Asset Management (BRAM), Ágora Investimentos and Bradesco Previdência, considering the moment of life, need and profile of the client.

The investment advice service, in addition to the assistance of branch network managers, has a team of investment experts. Clients also benefit from the recommended portfolios, which combine a diversity of financial products and are established monthly based on the client profile and the domestic and international market perspectives.

Miscellaneous solutions

Capital Market

We provide a broad range of solutions and services for the capital market through modern infrastructure and specialized professionals, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities; Investors and Issuers; Bookkeeping of Securities; and Trustees (Escrow Account). Among the services provided, we highlight our importance in providing Qualified Custody services (Global).

Cash Management

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 53 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees.

Products and services for the Public Sector

Exclusive platforms serve the Public Sector throughout the national territory with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month,

more than 11.5 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have nine Specialized Platforms to assist Governments, State Capitals, Courts, Chambers, Public Prosecutor's Offices, Public Defender's Offices, and the Brazilian Municipalities with the highest GDP. We also have 44 Platforms serving other Municipalities and Bodies. Find out more on bradescopoderpublico.com.br.

Technology and Innovation

Of the pillars that underpin our strategy of seeking opportunities for the fulfillment of people and for the sustainable development of companies and society, Digital Transformation is undoubtedly one of the most relevant. And it gains even more strength when connected to our purpose of being agile, efficient, and innovative at all times. After all, we have made the essential commitment of delighting our clients and turning each one into a fan, by providing intuitive, simple and customized experiences that are in line with their expectations and context of life, always through the most convenient channel.

We have been able to realize this ambition with a great focus on innovation and investment of R$6.9 billion in new solutions, products and business models. Technology can provide more autonomy to clients, as well as to strengthen the competitive advantages and the self-service differentials.

In this first quarter, we offer new amenities to Individuals through the Bradesco App. A great example is the Earnings Report platform that consolidates account products (IRPF), real estate financing, consortium and, for Bradesco employees, the payroll, into one document. In addition, clients have the alternative of performing the self-management of transfer limits between Bradesco accounts by their mobile phones. The traditional phone contact for *Fone Fácil* (Contact Center), can now be directed to Bradesco App and BIA Clients services for transactions made by the App or by telephone.

The enhancement of digital channels also includes important improvements in the Cards product. It has become possible to anticipate invoice payments from the total or partial balance in the Cards App before maturity or the cut-off date, freeing the limit for new purchases. Another new feature is the ease of using a new Visa or Elo credit card immediately upon request and approval on the App. Such use should be by mobile phone (payments by contactless payments in physical stores) or online (payments in virtual stores by Digital Wallet).

As far as credit products are concerned, other services have been incremented to the 100% digital journey, such as the 0km vehicle financing process through digital channels. Intuitive, complete and with the support of the BRAIN platform (Bradesco Business Intelligence), the purchase goes through the simulation stages, real-time credit evaluation, documentation submission, digital client signature, vehicle lien, pre-registration of the contract, TED payment to the shopkeeper (concessionaire), evaluation and after-sales.

We are also the first bank to make the service of signing and registering the property available digitally in real estate financing agreements arising from refinancing. And clients can carry out personal loan operations on the Bradesco App to obtain authorization with capitalization guarantee, in addition to investment guarantees, such as funds, CDB, VGBL, LCA and LCI, without the need to go to the Branch. In consortia plans, the purchase can be done at the time and from where the client is through the App or Internet Banking, with the possibility of choosing quotas (real estate, vehicles, trucks and tractors or motorcycles), viewing fees, information on installment values and all details of the operation.

New features have been deployed to investor clients, such as the ability to schedule, by the Bradesco App and at any time, their investments for the next business day. On the Ágora App, a new trading platform brings special features and more than a thousand investment options, new services to update registration details and access to service channels, as well as the Home Broker, the Ágora Academy and the Ágora Cast.

For Corporate clients, there is the option of opening accounts by the Net Empresa App, in the *Empresa Individual* (EI – Individual Company), *Empresa Individual de Responsabilidade Limitada* (EIRELI – Individual Limited Liability Company) and *Sociedade Limitada Unipessoal* (SLU – Single-Member Limited Liability Company). With an incredible combination of ease, practicality and speed, in just a few minutes, the process is already forwarded to formalization. And we have integrated the opening of the account

and contracting of the Cielo Affiliation via the Financial Terminal. The results of this digital commitment are already quite concrete: in the last period, we recorded a 60% growth in the amount of financial transactions carried out by the Mobile PJ (for Companies).

As an extension of the Insurance Company's solutions, now Bradesco clients are able to contract *Vida Viva* Bradesco life insurance 100% online. They, therefore, guarantee protection with a flexible and customizable product, which has 19 coverages, 17 types of assistance and many benefits. Through Bradesco Seguros website, it is possible to open a claim for life and pension products, send documents and follow up processes in a simple and intuitive manner.

So, we are keeping an eye on new opportunities and trends, focusing on the evolution of our business models. We believe that this is the way we remain at the forefront in the various segments and areas in which we operate. In this trajectory, the intensification of the Cloud use is another relevant step. Its combination with advanced analytics allows us to have a more complete view of each client's profile. This is certainly a huge leap forward so that we can understand their expectations and meet their needs in real time. The client's journey drives us to further rethink processes, create solutions, deliver new experiences, and form partnerships. All with deployments in the shortest possible time and with continuous learning. This exponential growth is cutting edge with a milestone in the digital transformation of our ecosystem, making it even more innovative, sustainable and with many possibilities on the horizon.

Sustainability for Bradesco

The commitment to sustainable development is one of the drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand the management of environmental, social, and governance (ESG) aspects as essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and the society.

We structured our Sustainability Strategy on six pillars: Sustainable Business, Climate Change, Customer Relationship, Diversity & Inclusion, Innovation and Private Social Investment. Our work is aligned with the Sustainable Development Goals (SDGs) of the UN.

Highlights of the quarter:

- We issued in January 2022 our first international Sustainable Bond worth US$500 million, following the scope of Bradesco's Sustainable Finance Framework, and with verification and advice from Sustainalytics (a verifier company specializing in sustainable business).
- We followed by extending support to our clients through the structuring of bonds linked to socio-environmental indicators (sustainability-linked bonds), like the agreement for the first issue of debts with ESG goals of the Volkswagen assembler in the Brazilian market, issued in February 2022.
- For the fourth consecutive year, we are Silver category in the Global S&P Sustainability Yearbook, which places us among the 5% with the best ESG evaluation of the banking sector in the world.
- We integrated the 2022 portfolio of the CDP Index of Climate Resilience, maintaining ourselves among the best performing companies in the integration of climate issues in their strategy and risk management.
- We are seventh in the Merco ranking of companies with the best corporate reputation in Brazil and first in the sector-based ranking, which evaluates companies that provide financial services.
- For the fourth consecutive year, we have integrated the Bloomberg Gender-Equality Index, which is recognized among the best performing companies in metrics related to gender equity in the workplace. We are also among the best companies in Brazil in diversity, respect and racial equity, recognized with emphasis on the Racial Equity Index (IERE) – a partnership of the Corporate Initiative for Racial Equality with the *IstoÉ Dinheiro* magazine.

We are committed to the sustainable development of Brazil and continue our journey of engagement and support to our clients and partners in the transition to a greener and more inclusive economy.

Follow our evolution through the websites bradescori.com.br and bradescosustentabilidade.com.br.

Human Resources

One of the most important pillars that support the Organization as well as one of the reasons for our success that we would like to recognize is the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all by means of career growth opportunities, constant recognition and challenges, training and development, differentiated compensation and benefits, appreciation of diversity, and balance between work and family life.

Health is a vector of transformation in people's lives. That is why a culture based on prevention and promotion of healthy habits and behaviors prevails in the Organization. *Viva Bem* (Living Well), the health, well-being and life quality program of Bradesco, structured into three major pillars – balance, health and movement –, provides the necessary support and care for the employees in all the stages of their journeys. Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

This culture of health and well-being, allied to the technological support and the safety measures, has contributed for us to structure and adopt contingency measures to cope with Covid-19. Following the recommendations of the national and international regulatory agencies (WHO, ILO, Ministry of Health and ANVISA) and considering the current moment of flexibility, Bradesco intensified its efforts in the issues related to virus prevention.

Among other actions, we adapted the working model to improve the agility to treat positive cases in the dependencies and implemented a new sanitization process, replacing the health care in working environments, providing business continuity without the need to close the site, always focused on the employees' health.

We also reinforced communications on the use of the mask, preventive care, and support channels for employees and households.

In addition to health care, the education and the promotion of diversity gained prominence. Unibrad – Corporate University of Bradesco highlighted the interest and importance of distance learning courses, especially during the pandemic, a period in which more than 80 learning courses traditionally administered in person migrated to an online/virtual environment. Among the themes are short-term solutions geared to specific needs, such as preventing the Covid-19, mental health, remote work and adaptation of routines.

Finally, with much pride, we communicate that our ongoing commitment to adopt practices that support and foster a healthy, balanced, diverse and inclusive environment, has once again been recognized by various institutions, such as the 2022 Top Employers Certification, for companies with excellence in people management and employer branding, the list of LinkedIn Top Companies Brazil 2022, a survey that brings 25 companies from various sectors that operate in the country offering the best opportunities for professional growth, and the Bloomberg Gender-Equality Index 2021 (GEI), which evaluates publicly-held companies according to gender equity practices.

Much more than policies and practices, we consolidated a culture of respect disseminated by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 87,488 employees, of which 75,476 of Bradesco and 12,012 of Affiliated Companies. Among outsourced employees, we had 8,593 associates and 2,112 interns.

Corporate Governance

The Shareholders' Meeting is the highest body of our governance. In this meeting, the members of the Board of Directors are elected for a single two-year term of office. It is composed of eleven members, four of which are independent and responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Statutory Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Body ordinarily meets six times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first three months of 2022, 11 meetings were held, one of which was annual and 10 were special.

The Internal Audit reports to the Board of Directors, in addition to six committees, the statutory ones, which are the Audit and Remuneration committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, and Nomination & Succession committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one

year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

Internal Audit

It is the responsibility of the Department of Audit and General Inspectorship, which reports functionally to the Board of Directors and is responsible for independently assessing the effectiveness of risk management, including how the areas of business, support and internal controls achieve their objectives.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), Monitoring (benchmarking of risk indicators) and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Policy for Distribution of Dividends and Interest on Shareholders' Equity

In the first quarter of 2022, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 4.6% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Integrated Risk Control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing the Board's decisions, generating and carrying out methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risks Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the main highlights are: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Strategy, Reputation, Model, Contagion, Compliance and Cybersecurity. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change and by technological innovation in financial services.

Independent Validation of Models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

In the case of simplifications of reality, however, the models are subject to risks, which may cause adverse consequences due to decisions based on incorrect or obsolete estimates or, even, inappropriate use. In order to identify and mitigate these risks, in addition to ensuring adherence to established compliance standards, the Independent Model Validation Area (AVIM) of the Compliance, Conduct and Ethics Department effectively acts in strengthening the use of models, performing acculturation actions, and disseminating good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and performs reports to the respective managers, to the Internal Audit, Technical Commission for the Evaluation of Models and Risk Committees.

Compliance, Ethics Integrity and Competition

Seen as the standards that affirm our values and govern the daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, business partners and correspondents in Brazil, service providers and subsidiaries, elucidating the high standards of conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, mitigation, monitoring and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or an operation and situation with indications of connection to illegal activities, aimed at the adoption of appropriate actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, supported by the Organization's Board of Directors.

Independent Audit

In compliance with CVM Instruction No. 381/03, the Bradesco Organization hired services by KPMG Auditores Independentes (Independent Auditors) that were not related to the Financial Statements Audit at a level lower than 5% of the total fees related to Independent Audit.

Bradesco Organization has an Independent Audit Hiring Policy with guidelines related to governance, transparency, compliance, objectivity and independence in hiring and providing the Bradesco Organization's Financial Statements Audit, and that disseminates the corporate culture of compliance with not hiring the same company for other services that may be considered an eventual conflict of interest and loss of independence in the execution of its activities.

Social Investments

Fundação Bradesco

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private socio-educational investment program in Brazil, allowing us to fulfill one of our most important commitments: to grow without failing to look around and contribute to the development of the country. We are based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. Our educational structure includes the offer of quality education, the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 own schools located in regions with pronounced socioeconomic vulnerability, we are present in all Brazilian states and the Federal District.

Total budget for 2022 is **R$1.0 billion**, of which:

R$734 million are allocated for Activity Expenses.

R$279 million are for investments in Infrastructure and Educational Technology.

And these investments allow us to have:

66,958 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and Initial and Continuing Education focused on the creation of jobs. The more than 40 thousand students of Basic Education will also receive, without cost, uniforms, school supplies, meals, medical and dental assistance;

More than 2.3 million students to complete at least one of the courses offered in their program in the *EaD* – Distance Learning modality –, by means of their e-learning portal "Escol@ Virtual" (Virtual School); and

7,000 beneficiaries in projects and actions in partnerships, such as educational and information technology courses and lectures.

Bradesco Esportes (Sports)

We encourage sport as an activity to support the development of children and young people by means of Bradesco Esportes e Educação (Sports and Education) Program. In more than 30 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development with 1,200 girls being trained. Participants also receive civic education instruction. Those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

Recognitions

- Integrate the **Bloomberg Gender-Equality Index 2022**, which assesses publicly-held companies according to gender equity practices (Bloomberg).
- For the third consecutive year, we received the **Top Employers 2022**, an international certification for companies with excellence in people management and employer branding (Top Employer Institute).
- We received the **Excellence in People Management** Award, which identifies and recognizes the practices and level of investment of companies in the valuation of people (*Gestão* RH and FGV in Company).
- We received the **Best Private Bank (Brazil) 2022** award, which highlights the effectiveness of B2B and B2C businesses, recognizing companies that guarantee the satisfaction of their clients and work for the development and growth of the entire market (World Economic Magazine).
- For the seventh time, Bradesco BBI was elected the **Best Brazilian Investment Bank 2022** (Global Finance Magazine).
- We received the **Brazilian Ombudsmanship 2021** (Brazilian Association of Company-Customer Relations) award.
- For the tenth consecutive time, BRAM was recognized as the manager with the **Best Funds in the Ranking with Money** (Investidor Institucional Magazine).
- We were second on the **Linkedln Top Companies (Brazil) 2022** list, which brings 25 companies from various sectors that operate in the country offering the best opportunities for professional growth (LinkedIn).

Acknowledgments

The first quarter of 2022 is over and hopes for better times are solidified. The world is being restored, still under care, but it guarantees us a life closer to normality. We are with the Brazilian people, who tirelessly reinvent themselves, something we have in our spirit and vision of the future, to contribute to the growth and development of the country. As always, we appreciate the trust that our clients and shareholders place in us and, with the same importance, our employees and other associates, who help us keep the Bradesco family even more alive.

Cidade de Deus, May 5, 2022

Board of Directors and Board of Executive Officers

	Note	On March 31, 2022	On December 31, 2021
			R$ thousand
Assets			
Cash and due from banks	6	18,652,637	21,284,330
Financial instruments		1,563,040,435	1,540,106,149
- Interbank investments	7	124,417,351	83,361,149
- Compulsory deposits with the Brazilian Central Bank	8	84,568,715	87,317,302
- Securities	9	653,960,870	688,022,963
- Derivative financial instruments	10	25,760,070	22,184,725
- Loans	11	515,091,407	509,982,031
- Other financial instruments	12	159,242,022	149,237,979
Leases	11	3,274,845	3,283,723
Expected credit loss associated with credit risk		(47,150,047)	(45,107,224)
- Loans		(44,233,838)	(42,228,881)
- Leases		(52,273)	(57,535)
- Other receivables		(2,863,936)	(2,820,808)
Deferred income tax assets	37	86,949,681	85,766,298
Investments in associates and jointly controlled entities	13	7,900,598	7,594,244
Premises and equipment, net	14	21,837,742	20,829,752
Intangible assets	15	37,039,533	36,327,645
Accumulated depreciation and amortization		(36,111,560)	(36,153,007)
- Premises and equipment		(12,079,948)	(11,762,059)
- Intangible assets		(24,031,612)	(24,390,948)
Other assets	16	23,144,278	23,690,916
Accumulated impairment of non-financial assets		(3,606,657)	(3,957,258)
Total assets		1,674,971,485	1,653,665,568

The accompanying Notes are an integral part of these Consolidated Financial Statements.

			R$ thousand
	Note	On March 31, 2022	On December 31, 2021
Liabilities			
Deposits and other financial liabilities		1,147,921,660	1,144,344,330
- Deposits from banks	17	280,209,959	279,009,280
- Deposits from customers	18	545,390,853	569,726,250
- Securities issued	19	179,041,539	166,228,542
- Subordinated debts	20	49,715,621	54,451,077
- Derivative financial instruments	10	20,991,085	14,265,283
- Other financial liabilities	21	72,572,603	60,663,898
Provisions		336,528,048	329,539,547
- Technical provisions for insurance and pension plans	22	301,001,347	292,860,356
- Other reserves	22	35,526,701	36,679,191
Deferred income tax liabilities	37	5,600,625	5,595,140
Other liabilities	24	33,115,911	26,351,585
Total liabilities		1,523,166,244	1,505,830,602
Shareholders' equity			-
Capital		87,100,000	83,100,000
Treasury shares		-	(666,702)
Capital reserves		11,441	11,441
Profit reserves		67,681,050	67,670,900
Other comprehensive income		(3,693,865)	(2,994,628)
Equity attributable to shareholders of the parent	25	151,098,626	147,121,011
Non-controlling interest	26	706,615	713,955
Total equity		151,805,241	147,834,966
Total equity and liabilities		1,674,971,485	1,653,665,568

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Income Statements

	Note	R$ thousand (except earnings per share)	
		Three months ended on March 31	
		2022	2021
Revenue from financial intermediation		41,970,213	30,144,719
- Loans		23,825,457	18,050,773
- Leases		99,270	49,535
- Net gain or (loss) with securities and interbank investments		13,696,019	6,269,308
- Net gain or (loss) from derivative financial instruments		1,760,261	893,107
- Financial income from insurance, pension plans and capitalization bonds		370,590	3,145,392
- Foreign exchange income	12	86,765	1,506,619
- Reserve requirement	8	1,617,548	371,066
- Sale or transfer of financial assets		514,303	(141,081)
Expenses from financial intermediation		(19,196,498)	(11,708,577)
- Retail and professional market funding	17	(19,796,137)	(5,336,726)
- Borrowing and on-lending	17	599,639	(6,371,851)
Net revenue from financial intermediation		22,773,715	18,436,142
Expected Credit Loss Associated with Credit Risk expense		(6,769,801)	(4,710,956)
- Loans		(6,795,345)	(4,661,121)
- Leases		4,988	1,795
- Other receivables		20,556	(51,630)
Gross income from financial intermediation		16,003,914	13,725,186
Net other operating income (expenses)		(6,356,242)	(5,803,599)
- Fee and commission income	27	5,019,465	4,534,244
- Income from banking fees	27	1,936,110	1,967,055
- Other income from insurance, pension plans and capitalization bonds	22	1,646,297	1,718,852
- Personnel expenses	28	(5,162,745)	(4,788,935)
- Other administrative expenses	29	(4,831,465)	(4,566,505)
- Tax expenses	30	(2,154,814)	(1,620,780)
- Share of profit (loss) of associates and jointly controlled entities	13	217,230	204,693
- Other operating income	31	3,157,363	1,802,926
- Other operating expenses	32	(5,510,436)	(4,708,796)
- Provision (expenses)/reversals		(673,247)	(346,353)
- Labor		(242,789)	(236,245)
- Tax		65,778	219,547
- Civil		(307,929)	(292,794)
- Others		(188,307)	(36,861)
Operating profit/(loss)		9,647,672	7,921,587
Non-operating income/(expense)	33	388,892	(62,421)
Income before income tax and non-controlling interest		10,036,564	7,859,166
Income taxes	37	(2,980,817)	(1,645,304)
Non-controlling interests in subsidiaries		(46,547)	(60,944)
Net income		7,009,200	6,152,918
Net income attributable to shareholders:			
Shareholders of the parent		7,009,200	6,152,918
Non-controlling interest		46,547	60,944
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):			
- Earnings per common share	25	0.63	0.55
- Earnings per preferred share	25	0.69	0.60

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statement of Comprehensive Income

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Net income for the period	**7,009,200**	**6,152,918**
Non-controlling interest	46,547	60,944
Net income for the period attributable to shareholders of the parent	**7,055,747**	**6,213,862**
Items that may be subsequently reclassified to the income statement	(699,267)	(3,552,495)
Securities available for sale	(407,688)	(3,641,142)
- Own and Subsidiaries	(443,100)	(3,599,478)
- Associates and jointly controlled entities	35,412	(41,664)
Cash flow hedge	(290,870)	216,002
Hedge of investment abroad	235,969	(154,361)
Exchange differences on translations of foreign operations	(236,678)	27,006
Items that cannot be reclassified to the income statement	30	10
Actuarial valuation	30	10
Total other comprehensive income	**(699,237)**	**(3,552,485)**
Comprehensive income for the period	**6,356,510**	**2,661,377**

Attributable to shareholders:		
Shareholders of the parent	6,309,963	2,600,433
Non-controlling interest	46,547	60,944

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of changes in shareholders' equity

R$ thousand

	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-		-	-
Cancellation of treasury shares	-	-	-	(440,514)	-	440,514	-	-
Asset valuation adjustments (1)	-	-	-	-	(3,552,485)	-	-	(3,552,485)
Net income	-	-	-	-	-	-	6,152,918	6,152,918
Allocations:								
- Reserves	-	-	307,646	3,782,235	-	-	(4,089,881)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(2,063,037)	(2,063,037)
Balance on March 31, 2021	83,100,000	11,441	10,758,368	48,296,814	2,073,413	-	-	144,240,036
Balance on December 31, 2021	83,100,000	11,441	11,548,007	56,122,893	(2,994,628)	(666,702)	-	147,121,011
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of treasury shares	-	-	-	(666,702)	-	666,702	-	-
Asset valuation adjustments (1)	-	-	-	-	(699,237)	-	-	(699,237)
Net income	-	-	-	-	-	-	7,009,200	7,009,200
Allocations:								
- Reserves	-	-	350,460	4,326,392	-	-	(4,676,852)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(2,231,505)	(2,231,505)
- Provisioned dividends	-	-	-	-	-	-	(100,843)	(100,843)
Balance on March 31, 2022	87,100,000	11,441	11,898,467	55,782,583	(3,693,865)	-	-	151,098,626

(1) It includes the effects of the exchange variation referring to the conversion of investments abroad.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Added Value

Description	R$ thousand			
	Three months ended on March 31			
	2022	%	2021	%
1 – Revenue	41,601,788	235.6	31,125,885	213.6
1.1) Financial intermediation	41,970,213	237.7	30,144,719	206.8
1.2) Fees and commissions	6,955,575	39.4	6,501,299	44.6
1.3) Expected Credit Loss Associated with Credit Risk expense	(6,769,801)	(38.3)	(4,710,956)	(32.3)
1.4) Other	(554,199)	(3.1)	(809,177)	(5.6)
2 – Financial intermediation expenses	(19,196,498)	(108.7)	(11,708,577)	(80.3)
3 – Inputs acquired from third parties	(3,708,783)	(21.0)	(3,465,840)	(23.8)
Outsourced services	(1,185,729)	(6.7)	(1,125,249)	(7.7)
Data processing	(475,789)	(2.7)	(556,021)	(3.8)
Communication	(290,910)	(1.6)	(338,285)	(2.3)
Asset maintenance	(338,944)	(1.9)	(311,406)	(2.1)
Financial system services	(316,808)	(1.8)	(267,683)	(1.8)
Advertising and marketing	(325,205)	(1.8)	(164,124)	(1.1)
Security and surveillance	(146,381)	(0.8)	(151,592)	(1.0)
Transport	(188,042)	(1.1)	(156,712)	(1.1)
Material, water, electricity and gas	(130,173)	(0.7)	(116,586)	(0.8)
Travel	(8,599)	-	(7,014)	-
Other	(302,203)	(1.7)	(271,168)	(1.9)
4 – Gross added value (1-2-3)	18,696,507	105.9	15,951,468	109.4
5 – Depreciation and amortization	(1,254,155)	(7.1)	(1,581,877)	(10.9)
6 – Net added value produced by the entity (4-5)	17,442,352	98.8	14,369,591	98.6
7 – Added value received through transfer	217,230	1.2	204,693	1.4
Share of profit (loss) of associates and jointly controlled companies	217,230	1.2	204,693	1.4
8 – Added value to distribute (6+7)	17,659,582	100.0	14,574,284	100.0
9 – Added value distributed	17,659,582	100.0	14,574,284	100.0
9.1) Personnel	4,513,592	25.6	4,203,354	28.8
Salaries	2,596,281	14.7	2,393,658	16.4
Benefits	1,216,989	6.9	1,125,914	7.7
Government Severance Indemnity Fund for Employees (FGTS)	215,188	1.2	199,391	1.4
Other	485,134	2.7	484,391	3.3
9.2) Tax, fees and contributions	5,784,784	32.8	3,851,665	26.4
Federal	5,458,651	30.9	3,489,042	23.9
State	252	-	3,063	-
Municipal	325,881	1.8	359,560	2.5
9.3) Remuneration for providers of capital	305,459	1.7	305,403	2.1
Rental	305,278	1.7	305,073	2.1
Asset leases	181	-	330	-
9.4) Added Value distributed to shareholders	7,055,747	40.0	6,213,862	42.6
Interest on Shareholders' Equity/Dividends paid and/or provisioned	2,332,348	13.2	2,063,037	14.2
Retained earnings	4,676,852	26.5	4,089,881	28.1
Non-controlling interests in retained earnings	46,547	0.3	60,944	0.4

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Cash Flow

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Cash flow from operating activities:		
Income/(Loss) before income taxes and non-controlling interests	10,036,564	7,859,166
Adjustments for:	12,148,055	449,489
- Effect of changes in exchange rates on cash and cash equivalents	(527,872)	(812,884)
- Expected credit loss associated with credit risk	6,769,801	4,710,956
– Depreciation and amortization	1,254,155	1,581,877
- Constitution/Reversion impairment losses of assets	(639,626)	41,988
- CConstitution/reversion and inflation indexation of Civil, Labor and Tax Provisions	916,443	657,528
- Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds	8,445,597	1,762,144
- Share of profit (loss) of associates and jointly controlled entities	(217,230)	(204,693)
- (Gain)/Loss on Investments	(348,860)	-
- (Gain)/loss on sale of fixed assets	10,773	14,760
- (Gain)/loss on sale of non-financial assets held for sale	(83,588)	(36,032)
- Exchange variation from other assets and liabilities overseas	(3,431,538)	(7,266,155)
(Increase)/Decrease in interbank investments	2,957,291	(7,368,319)
(Increase)/Decrease in compulsory deposits with the Brazilian Central Bank	2,748,587	(96,819)
(Increase)/Decrease in trading securities and derivative financial instruments	34,891,404	(3,357,283)
(Increase)/Decrease in loans and leases	(9,475,853)	(18,355,088)
(Increase)/Decrease in Deferred income tax assets	(882,444)	(954,540)
(Increase)/Decrease in other assets	553,217	1,060,311
(Increase)/Decrease in Other financial liabilities	(7,981,736)	(18,149,803)
Increase/(Decrease) in Deposits and other financial instruments	(12,386,498)	28,742,606
Increase/(Decrease) in Deferred tax liabilities	(3,276,271)	(3,624,396)
Increase/(Decrease) in Provisions	(2,373,539)	(2,761,116)
Increase/(decrease) in other liabilities	6,307,570	7,918,397
Income tax and social contribution paid	(3,024,117)	(2,272,020)
Net cash provided by/(used in) operating activities	30,242,230	(10,909,415)
Cash flow from investing activities:		
Maturity of and interest on held-to-maturity securities	16,903,836	2,469,104
Sale of/maturity of and interest on available-for-sale securities	78,494,871	37,037,756
Proceeds from sale of non-financial assets held for sale	221,554	171,533
Sale of property and equipment	166,304	345,521
Acquisition of subsidiaries, net of cash and cash equivalents received	(623,966)	(183,172)
Purchases of available-for-sale securities	(78,634,224)	(73,265,966)
Purchases of held-to-maturity securities	(7,087,201)	-
Purchase of premises and equipment	(1,291,171)	(372,423)
Intangible asset acquisitions	(2,139,998)	(456,261)
Dividends and interest on shareholders' equity received	71,262	64,550
Net cash provided by/(used in) investing activities	6,081,267	(34,189,358)
Cash flow from financing activities:		
Securities issued	34,929,854	20,044,769
Settlement and interest payments of securities issued	(24,191,896)	(24,592,917)
Funds from subordinated debt issued	631,500	-
Settlement and interest payments of subordinated debts	(6,348,471)	(9,790,201)
Interest on Shareholders' Equity/Dividends Paid	(436,669)	(3,571,351)
Non-controlling interest	(53,887)	(17,072)
Net cash provided by/(used in) financing activities	4,530,431	(17,926,772)
Net increase/(decrease) in cash and cash equivalents	40,853,928	(63,025,545)
Cash and cash equivalents - at the beginning of the period	71,386,319	190,820,989
Effect of changes in exchange rates in cash and cash equivalents	527,872	812,884
Cash and cash equivalents - at the end of the period	112,768,119	128,608,328
Net increase/(decrease) in cash and cash equivalents	40,853,928	(63,025,545)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index of Notes

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Bradesco's consolidated interim financial statements include the financial statements of Bradesco, its branches abroad, subsidiaries in Brazil and abroad, Special Purpose Entities (SPEs) and investment funds in which the Organization's companies are the main beneficiaries or holders of the main obligations, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements, in the item "Control".

For the preparation of these consolidated financial statements, the interests of one company in another, the balances of equity accounts, revenues, expenses and unrealized profits between the companies were eliminated, as well as the portions of net income and equity net related to the interests of non-controlling shareholders. Goodwill on acquisitions of investments in associated/subsidiaries and jointly-controlled companies is presented in investments (Note 13) and intangible assets (Note 15a). The exchange variation of the branch operations and also of the investments abroad is presented, under the headings of results with derivative financial instruments and loan and onlending operations. These effects are neutralized by the results obtained by the financial instruments used to hedge the effects of the exchange rate variation produced by our investments abroad.

These condensed interim financial statements were prepared, in addition to the IFRS statements, as provided for in article 77 of CMN Resolution No. 4,966/22, which are being released on the same date.

These statements are in accordance with the rules applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen) for the preparation of financial statements, contemplate CMN Resolution No. 4,818/20 and BCB Resolution No. 2/20, including the guidelines issued by the No. 4,595/64 (National Financial System Law) and No. 6,404/76 (Corporate Law), as amended by Laws No. 11,638/07 and No. 11,941/09. For the accounting of operations, the rules and instructions of the National Monetary Council (CMN) and the Central Bank of Brazil (Bacen) were used, in addition to the rules of the Securities Commission (CVM) of the National Council of Private Insurance (CNSP), of the Private Insurance Superintendence (Susep) and the National Supplementary Health Agency (ANS), when not in conflict with the rules applicable to financial institutions. The financial statements of the leasing company, included in this consolidation, were prepared using the financial method, with the reclassification of leased property, plant and equipment to the heading of leasing operations, less the residual value received in advance.

The condensed interim statements present all relevant information for understanding the changes in the Organization's equity and financial position, in its performance and in its cash flows that have occurred since the end of the most recent fiscal year, including, at least, the balance of each one of the groups and subgroups of accounts that are included in the most recent complete financial statements.

Management declares that the disclosures made in Bradesco's consolidated financial statements show all the relevant information used in its management and that the accounting practices were applied consistently between the periods.

The consolidated financial statements include estimates and assumptions, such as: the calculation of expected credit loss associated with credit risk; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco's consolidated financial statements were approved by the Board of Directors on May 5, 2022.

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brasil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A. (1)	São Paulo - Brazil	Digital Bank	100.00%	-	100.00%	-
Tempo Serviços Ltda.	Minas Gerais - Brasil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Argentina S.A.U. (2)	Buenos Aires - Argentina	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - Estados Unidos	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - Estados Unidos	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - México	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bac Florida Bank (5)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Atlântica Companhia de Seguros	Rio de Janeiro - Brasil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brasil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brasil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (6)	São Paulo - Brazil	Dental care	50.01%	50.01%	50.01%	50.01%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2) (6)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas						
Bradesco North America LLC (2)	New York - Estados Unidos	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (7)						
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF VGBL - F10	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private BP FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) Company acquired in February 2022;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) Accounting information used with date lag of up to 60 days; and
(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING POLICIES

The condensed interim financial statements follow uniform principles, methods and criteria in relation to those adopted for the annual financial statements for the year ended December 31, 2021 and must be analyzed in conjunction with those financial statements.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The significant accounting estimates and judgments used in the preparation of these condensed interim financial statements are consistent with those adopted for the annual financial statements for the year ended December 31, 2021. In addition, we declare that there were no changes of a nature related to the matter.

5) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to manage the Organization, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

				R$ thousand
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets				
Cash and due from banks	18,652,637	682,674	(407,354)	18,927,957
Interbank investments and Compulsory deposits with the Brazilian Central Bank	208,986,066	(2,447)	(172,170)	208,811,449
Securities and derivative financial instruments	679,720,940	5,258,137	42,813,614	727,792,691
Loans and leases	518,366,252	-	(306,176)	518,060,076
Other financial instruments	159,242,022	1,950,703	(850,984)	160,341,741
Expected credit loss associated with credit risk	(47,150,047)	(163)	-	(47,150,210)
Deferred income tax assets	86,949,681	528,712	-	87,478,393
Investments in associates and jointly controlled entities	7,900,598	(4,967,421)	-	2,933,177
Premises and equipment, net	9,757,794	303,452	-	10,061,246
Intangible assets and goodwill, net	13,007,921	3,650,618	-	16,658,539
Other assets	23,144,278	1,301,809	(464,108)	23,981,979
Accumulated impairment of non-financial assets	(3,606,657)	131,941	-	(3,474,716)
Total on March 31, 2022	1,674,971,485	8,838,015	40,612,822	1,724,422,322
Total on December 31, 2021	1,653,665,568	10,413,213	31,138,435	1,695,217,216

				R$ thousand
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities				
Deposits from banks	280,209,959	1,165,656	40,590,307	321,965,922
Deposits from customers	545,390,853	(470,295)	2,966,308	547,886,866
Securities issued	179,041,539	-	3,143,137	182,184,676
Subordinated debt	49,715,621	-	-	49,715,621
Derivative financial instruments	20,991,085	8,802	(1,929,015)	19,070,872
Other financial liabilities	72,572,603	(1,771,001)	(524,911)	70,276,691
Provisions	336,528,048	1,159,892	(20,530)	337,667,410
Deferred income tax liabilities	5,600,625	85,836	-	5,686,461
Other liabilities	33,115,911	7,722,879	(3,612,474)	37,226,316
Non-controlling interest	706,615	936,246	-	1,642,861
Shareholders' equity	151,098,626	-	-	151,098,626
Total on March 31, 2022	1,674,971,485	8,838,015	40,612,822	1,724,422,322
Total on December 31, 2021	1,653,665,568	10,413,213	31,138,435	1,695,217,216

				R$ thousand
	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	41,970,213	195,029	363,241	42,528,483
Expenses from financial intermediation	(19,196,498)	(85,467)	(913,975)	(20,195,940)
Financial margin	22,773,715	109,562	(550,734)	22,332,543
Expected Credit Loss Associated with Credit Risk expense	(6,769,801)	(43,142)	-	(6,812,943)
Gross income from financial intermediation	16,003,914	66,420	(550,734)	15,519,600
Other income from insurance, pension plans and capitalization bonds	1,646,297	-	-	1,646,297
Fee and commission income and income from banking fees	6,955,575	1,098,405	495,351	8,549,331
Personnel expenses	(5,162,745)	(179,638)	-	(5,342,383)
Other administrative expenses	(4,831,465)	(352,749)	103,085	(5,081,129)
Tax expenses	(2,154,814)	(161,788)	-	(2,316,602)
Share of profit (loss) of unconsolidated and jointly controlled companies	217,230	(194,987)	-	22,243
IR/CS and Other income/expenses	(5,664,792)	(275,663)	(47,702)	(5,988,157)
Net Income accrued in the period ended March 31, 2022	7,009,200	-	-	7,009,200
Net Income accrued in the period ended March 31, 2021	6,152,918	-	-	6,152,918

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and

(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

The managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	14,131,673	4,440,881	302,163	5,756	463,063	(415,579)	18,927,957
Interbank investments and Compulsory deposits with the Brazilian Central Bank	206,971,889	1,837,801	11,260	-	-	(9,501)	208,811,449
Securities and derivative financial instruments	386,794,193	23,025,282	327,723,347	9,221	3,728,792	(13,488,144)	727,792,691
Loans and leases	480,719,712	79,349,320	-	-	-	(42,008,956)	518,060,076
Other financial instruments	161,532,683	1,276,279	7,938,788	12,171	235,930	(10,654,110)	160,341,741
Expected credit loss associated with credit risk	(45,665,165)	(1,485,045)	-	-	-	-	(47,150,210)
Deferred income tax assets	82,991,754	24,229	4,109,497	1,199	351,714	-	87,478,393
Investments in associates and jointly controlled entities	64,591,870	12,566	2,761,263	-	967,890	(65,400,412)	2,933,177
Premises and equipment, net	6,555,352	30,221	3,452,343	473	22,857	-	10,061,246
Intangible assets and goodwill, net	13,778,516	31,261	2,167,123	622	681,017	-	16,658,539
Other assets	20,137,809	638,476	2,871,765	896	337,121	(4,088)	23,981,979
Accumulated impairment of non-financial assets	(3,430,980)	(4,219)	(39,171)	-	(346)	-	(3,474,716)
Total on March 31, 2022	1,389,109,306	109,177,052	351,298,378	30,338	6,788,038	(131,980,790)	1,724,422,322
Total on December 31, 2021	1,358,128,703	127,643,287	342,140,696	35,152	5,495,625	(138,226,247)	1,695,217,216

	Financial Brazil	Financial Overseas	Insurance Group Brazil	Insurance Group Overseas	Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
Liabilities							
Deposits from banks	348,107,659	17,930,867	-	-	-	(44,072,604)	321,965,922
Deposits from customers	500,468,019	48,493,430	-	-	-	(1,074,583)	547,886,866
Securities issued	181,570,359	11,371,294	-	-	-	(10,756,977)	182,184,676
Subordinated debt	49,715,621	-	-	-	-	-	49,715,621
Derivative financial instruments	16,379,089	2,702,546	4,684	-	-	(15,447)	19,070,872
Other financial liabilities	70,276,516	175	-	-	-	-	70,276,691
Provisions	30,087,797	112,395	307,244,107	15,081	271,576	(63,546)	337,667,410
Deferred income tax liabilities	5,147,904	34,631	480,049	-	23,877	-	5,686,461
Other liabilities	34,681,824	629,111	11,668,907	1,529	842,166	(10,597,221)	37,226,316
Non-controlling interest	1,575,892	27,902,603	31,900,631	13,728	5,650,419	(65,400,412)	1,642,861
Shareholders' equity	151,098,626	-	-	-	-	-	151,098,626
Total on March 31, 2022	1,389,109,306	109,177,052	351,298,378	30,338	6,788,038	(131,980,790)	1,724,422,322
Total on December 31, 2021	1,358,128,703	127,643,287	342,140,696	35,152	5,495,625	(138,226,247)	1,695,217,216

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	31,697,590	1,009,667	10,062,371	774	77,927	(319,846)	42,528,483
Expenses from financial intermediation	(11,515,920)	(554,072)	(8,445,597)	-	(198)	319,847	(20,195,940)
Financial margin	**20,181,670**	**455,595**	**1,616,774**	**774**	**77,729**	**1**	**22,332,543**
Expected Credit Loss Associated with Credit Risk expense	(7,293,754)	480,811	-	-	-	-	(6,812,943)
Gross income from financial intermediation	**12,887,916**	**936,406**	**1,616,774**	**774**	**77,729**	**1**	**15,519,600**
Other income from insurance, pension plans and capitalization bonds	-	-	1,642,097	2,982	-	1,218	1,646,297
Fee and commission income and income from banking fees	7,956,984	141,271	424,324	-	214,087	(187,335)	8,549,331
Personnel expenses	(4,565,502)	(107,141)	(554,978)	(2,488)	(113,037)	763	(5,342,383)
Other administrative expenses	(4,733,870)	(100,893)	(349,051)	(1,742)	(214,829)	319,256	(5,081,129)
Tax expenses	(1,997,416)	(7,378)	(284,101)	(51)	(27,656)	-	(2,316,602)
Share of profit (loss) of unconsolidated and jointly controlled companies	4,690	-	18,192	-	(639)	-	22,243
Other operating income / expenses	(3,255,662)	(544,231)	943,440	(713)	15,538	(133,903)	(2,975,531)
Operating profit/(loss)	**6,297,140**	**318,034**	**3,456,697**	**(1,238)**	**(48,807)**	**-**	**10,021,826**
Non-operating income/(expense)	374,372	5,575	5,658	-	5	-	385,610
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(2,443,854)	(29,302)	(942,915)	606	17,229	-	(3,398,236)
Net Income/Loss accumulated on March 31, 2022	**4,227,658**	**294,307**	**2,519,440**	**(632)**	**(31,573)**	**-**	**7,009,200**
Net Income/Loss accumulated on March 31, 2021	**4,646,784**	**(132,754)**	**1,626,844**	**2,067**	**9,977**	**-**	**6,152,918**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

6) CASH AND CASH EQUIVALENTS

		R$ thousand
	On March 31, 2022	On December 31, 2021
Cash and due from banks in domestic currency	13,761,991	14,850,622
Cash and due from banks in foreign currency	4,890,646	6,433,495
Investments in gold	-	213
Total cash and due from banks	18,652,637	21,284,330
Interbank investments (1)	94,115,482	50,101,989
Total cash and cash equivalents	112,768,119	71,386,319

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

7) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2022	On December 31, 2021
Securities purchased under agreements to resell:						
Own portfolio position	20,084,954	1,949,472	-	-	22,034,426	10,447,117
• Financial treasury bills	276,971	26,087	-	-	303,058	549,778
• National treasury notes	12,484,682	1,759,507	-	-	14,244,189	6,775,038
• National treasury bills	6,005,302	-	-	-	6,005,302	1,243,142
• Other	1,317,999	163,878	-	-	1,481,877	1,879,159
Funded position	72,197,021	2,138,313	-	-	74,335,334	43,869,456
• Financial treasury bills	-	234,388	-	-	234,388	35,230,954
• National treasury notes	39,643,287	79,342	-	-	39,722,629	5,179,482
• National treasury bills	32,553,734	1,824,583	-	-	34,378,317	3,459,020
Unrestricted position	4,637,033	7,889,780	-	-	12,526,813	13,183,666
• National treasury bills	4,637,033	7,889,780	-	-	12,526,813	13,183,666
Subtotal	96,919,008	11,977,565	-	-	108,896,573	67,500,239
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	1,356,942	8,778,293	2,252,655	2,400,191	14,788,081	15,931,032
• Allowance for losses	(90)	(16,315)	(15,946)	(34,951)	(67,302)	(70,122)
Subtotal	1,356,852	8,761,978	2,236,709	2,365,240	14,720,779	15,860,910
Voluntary applications at the Central Bank						
• Voluntary applications at the Central Bank	799,999	-	-	-	799,999	-
Subtotal	799,999	-	-	-	799,999	-
On March 31, 2022	99,075,859	20,739,543	2,236,709	2,365,240	124,417,351	
%	79.6	16.7	1.8	1.9	100.0	
On December 31, 2021	59,486,174	14,293,321	6,812,695	2,768,959		83,361,149
%	71.4	17.1	8.2	3.3		100.0

b) Income from interbank investments

Presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

		R$ thousand
	Three months ended on March 31	
	2022	2021
Income from investments in purchase and sale commitments:		
• Own portfolio position	571,509	222,686
• Funded position	1,877,402	613,715
• Unrestricted position	1,226,520	764,633
Subtotal	3,675,431	1,601,034
Income from interest-earning deposits in other banks/Others	290,603	90,158
Total (Note 10f III)	3,966,034	1,691,192

8) COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement

			R$ thousand
	Remuneration	On March 31, 2022	On December 31, 2021
Compulsory deposit – demand deposits	not remunerated	11,706,643	12,598,918
Compulsory deposit – savings deposits	savings index	18,697,554	19,112,960
Compulsory deposit – time deposits	Selic rate	54,164,518	55,605,424
Total		84,568,715	87,317,302

For more information on compulsory deposits, see Note 38 f.

b) Revenue from reserve requirement

		R$ thousand
	Three months ended on March 31	
	2022	2021
Reserve requirement – Bacen (Compulsory deposit)	1,616,620	370,382
Reserve requirement – SFH (1)	928	684
Total	1,617,548	371,066

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

9) SECURITIES

a) Consolidated classification by categories, terms and business segments

I) Trading securities

R$ thousand

Securities	On March 31, 2022							On December 31, 2021	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	9,735,056	16,475,898	14,218,968	39,890,068	80,319,990	80,339,321	(19,331)	110,532,857	(226,236)
Financial treasury bills	-	474,317	1,170,134	12,288,486	13,932,937	13,926,839	6,098	19,538,769	673
National treasury notes	-	541,069	8,024,335	20,021,473	28,586,877	28,769,373	(182,496)	23,320,871	(137,537)
Financial bills	-	57,637	604	230,612	288,853	287,020	1,833	316,237	584
Debentures	312	495	30,937	819,777	851,521	919,985	(68,464)	1,020,066	(92,678)
National treasury bills	4,178,652	14,705,364	4,834,284	4,801,287	28,519,587	28,401,759	117,828	58,977,840	74,842
Brazilian foreign debt securities	-	-	14,694	257,104	271,798	273,741	(1,943)	307,452	(4,743)
Other	5,556,092	697,016	143,980	1,471,329	7,868,417	7,760,604	107,813	7,051,622	(67,377)
- Insurance group - insurance and capitalization bonds	3,317,647	371,876	1,101,258	5,467,525	10,258,306	10,258,145	161	12,511,328	(2,179)
Financial treasury bills	-	368,643	614,416	4,178,398	5,161,457	5,154,118	7,339	8,117,571	3,827
Financial bills	-	-	10,828	153,809	164,637	171,352	(6,715)	241,658	(7,024)
Other	3,317,647	3,233	476,014	1,135,318	4,932,212	4,932,675	(463)	4,152,099	1,018
- Insurance group - Pension plans	12,429,867	14,019,887	6,753,640	158,988,218	192,191,612	192,815,158	(623,546)	191,465,868	(1,749,814)
Financial treasury bills	25,450	953,132	2,643,674	107,049,407	110,671,663	110,461,947	209,716	115,535,302	(121,801)
National treasury notes	-	9,826,019	23,365	14,537,419	24,386,803	25,394,521	(1,007,718)	30,591,557	(1,618,250)
National treasury bills	53,374	265,353	907,628	4,674,494	5,900,849	5,902,881	(2,032)	2,799,217	(145,780)
Financial bills	-	1,818,222	2,164,571	20,147,189	24,129,982	24,063,360	66,622	17,768,099	34,142
Debentures	266,427	983,215	616,719	11,631,723	13,498,084	13,395,692	102,392	12,031,465	97,351
Other	12,084,616	173,946	397,683	947,986	13,604,231	13,596,757	7,474	12,740,228	4,524
- Other activities	-	-	-	2,567	2,567	2,577	(10)	3,369	(1)
Financial treasury bills	-	-	-	2,567	2,567	2,577	(10)	3,369	(1)
Total	25,482,570	30,867,661	22,073,866	204,348,378	282,772,475	283,415,201	(642,726)	314,513,422	(1,978,230)

II) Available-for-sale securities

R$ thousand

Securities (2)	On March 31, 2022							On December 31, 2021	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	4,710,467	12,604,839	14,186,613	199,848,308	231,350,227	231,965,835	(615,608)	226,021,803	(339,446)
National treasury bills	-	-	6,851	27,223,965	27,230,816	27,548,294	(317,478)	41,513,590	253,453
Debentures	33,687	2,831,311	3,578,640	71,161,285	77,604,923	77,133,093	471,830	73,325,855	(72,331)
National treasury notes	-	446,645	79,563	25,231,885	25,758,093	26,722,813	(964,720)	25,487,559	(741,152)
Foreign corporate securities	260,468	960,053	1,178,575	3,218,043	5,617,139	5,593,602	23,537	6,147,618	148,129
Shares	1,505,036	-	-	-	1,505,036	1,555,066	(50,030)	1,505,043	(50,023)
Foreign government bonds	9,478	3,703,065	2,557,779	410,146	6,680,468	6,714,046	(33,578)	7,404,875	(14,708)
Promissory notes	183,067	1,931,210	986,496	7,478,119	10,578,892	10,442,435	136,457	6,278,812	84,340
Certificates of real estate receivables	-	96,229	-	1,549,926	1,646,155	1,559,299	86,856	1,655,559	81,489
Financial treasury bills	-	598,766	819,006	42,688,802	44,106,574	43,832,657	273,917	34,422,172	129,099
Other	2,718,731	2,037,560	4,979,703	20,886,137	30,622,131	30,864,530	(242,399)	28,280,720	(157,742)
- Insurance group - insurance and capitalization bonds	4,128,625	-	3,236,227	18,884,099	26,248,951	28,639,655	(2,390,704)	27,981,338	(2,229,618)
National treasury notes	-	-	3,236,227	17,255,653	20,491,880	22,513,272	(2,021,392)	20,946,637	(1,706,814)
Shares	3,941,056	-	-	-	3,941,056	4,281,406	(340,350)	5,208,223	(521,707)
National treasury bills	-	-	-	1,398,730	1,398,730	1,480,627	(81,897)	1,389,144	(60,334)
Other	187,569	-	-	229,716	417,285	364,350	52,935	437,334	59,237
- Insurance group - Pension plans	1,682,966	4,191	48,149	33,163,447	34,898,753	35,977,215	(1,078,462)	33,579,226	(725,720)
National treasury notes	-	-	-	32,429,158	32,429,158	33,563,288	(1,134,130)	32,012,039	(717,313)
Shares	1,678,710	-	-	-	1,678,710	1,617,559	61,151	810,017	1
Debentures	4,256	4,191	8,185	543,329	559,961	558,488	1,473	538,822	(580)
Other	-	-	39,964	190,960	230,924	237,880	(6,956)	218,348	(7,828)
- Other activities	157	-	-	-	157	158	(1)	111	(47)
Other	157	-	-	-	157	158	(1)	111	(47)
Subtotal	10,522,215	12,609,030	17,470,989	251,895,854	292,498,088	296,582,863	(4,084,775)	287,582,478	(3,294,831)
Accounting Hedge (Note 10f II) (1)	-	-	-	-	-	-	(1,636,849)	-	(1,557,951)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	177,356	-	313,001
Total	10,522,215	12,609,030	17,470,989	251,895,854	292,498,088	296,582,863	(5,544,268)	287,582,478	(4,539,781)

III) Held-to-maturity securities

Securities (2)	On March 31, 2022							On December 31, 2021	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	4,186,740	6,403,195	408,385	38,045,018	49,043,338	46,573,161	(2,470,177)	56,939,643	(2,278,309)
National treasury bills	3,719,424	6,402,838	-	16,237,291	26,359,553	25,524,067	(835,486)	33,227,175	(877,513)
Certificates of real estate receivables	467,316	-	-	4,835,051	5,302,367	5,549,544	247,177	5,868,326	294,827
National treasury notes	-	357	408,385	16,784,267	17,193,009	15,320,500	(1,872,509)	17,683,251	(1,696,727)
Other	-	-	-	188,409	188,409	179,050	(9,359)	160,891	1,104
- Insurance group - insurance and capitalization bonds	-	1,178,536	-	5,743,853	6,922,389	6,754,499	(167,890)	6,849,905	(41,062)
National treasury notes	-	1,178,536	-	5,743,853	6,922,389	6,754,499	(167,890)	6,849,905	(41,062)
- Insurance group - Pension plans	-	-	-	22,724,580	22,724,580	26,152,973	3,428,393	22,137,515	3,125,159
National treasury notes	-	-	-	22,724,580	22,724,580	26,152,973	3,428,393	22,137,515	3,125,159
Total	4,186,740	7,581,731	408,385	66,513,451	78,690,307	79,480,633	790,326	85,927,063	805,788

b) Composition of the portfolio by type and maturity

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2022 (3) (4)	On December 31, 2021 (3) (4)
Sale of own securities	36,248,898	41,526,169	25,747,662	382,561,949	486,084,678	488,859,567
Fixed income securities	19,852,345	41,526,169	25,747,662	382,561,949	469,688,125	473,965,462
Equity securities	16,396,553	-	-	-	16,396,553	14,894,105
Restricted securities	3,942,627	7,555,109	14,205,578	137,662,191	163,365,505	194,867,853
- Subject to repurchase agreements	3,265,200	6,298,997	10,184,354	104,712,152	124,460,703	156,010,950
- Privatization rights	-	-	-	23,515	23,515	24,692
- Given in guarantee	677,427	1,256,112	4,021,224	32,926,524	38,881,287	38,832,211
Securities sold under repurchase agreements - unrestricted	-	1,977,144	-	2,533,543	4,510,687	4,295,543
Total	40,191,525	51,058,422	39,953,240	522,757,683	653,960,870	688,022,963
%	6.2	7.8	6.1	79.9	100.0	100.0

(1) For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities";

(2) In compliance with article 8 of Bacen Circular No. 3068/01, Bradesco declares that it has the financial capacity and intention to maintain securities classified in the held-to-maturity category until maturity date. At the time of preparation of consolidated financial statements as of December 31, 2021, Management decided to reclassify R$ 40,305,887 thousand Securities from the Available for Sale to Trading category, resulting in a pre-tax loss of R$ 1,373,557 thousand, according to article 5 of the aforementioned Circular. These reclassifications are aligned with the risk and capital management strategy and due to the requirements contained in BCB Resolution No. 111. in the 1st quarter of 2022, there were no sales or reclassifications of securities classified in the Held to Maturity category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas.

c) Impairment of Securities

In the 1st quarter of 2022, there was a reversal of impairment of financial assets, mostly debentures, in the amount of R$ (639,626) thousand (2021 - R$ 41,988 thousand), net of constitution/(reversal), classified in the categories "Available for Sale" and "Hold to Expiration".

10) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customer's requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Bradesco's derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

R$ thousand

	Total on March 31, 2022					Total on December 31, 2021				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts										
Purchase commitments:	81,680,432		-	-	-	99,213,654		-	-	-
- Interbank market	37,702,658	-	-	-	-	61,640,819	-	-	-	-
- Foreign currency	37,148,907	6,865,741	-	-	-	31,449,101	-	-	-	-
- Other	6,828,867	5,062,254	-	-	-	6,123,734	2,234,955	-	-	-
Sale commitments:	132,198,490		-	-	-	186,188,569		-	-	-
- Interbank market (1)	100,148,711	62,446,053	-	-	-	131,650,443	70,009,624	-	-	-
- Foreign currency (2)	30,283,166	-	-	-	-	50,649,347	19,200,246	-	-	-
- Other	1,766,613	-	-	-	-	3,888,779	-	-	-	-
Option contracts										
Purchase commitments:	172,410,852		1,449,501	278,853	1,728,354	277,559,369		1,304,697	473,982	1,778,679
- Interbank market	157,904,712	5,365,817	752,509	-	752,509	250,565,454	8,112,967	748,111	(264)	747,847
- Foreign currency	6,021,649	-	137,488	(4,370)	133,118	3,442,347	-	151,280	(51,642)	99,638
- Other	8,484,491	-	559,504	283,223	842,727	23,551,568	-	405,306	525,888	931,194
Sale commitments:	167,409,969		(1,028,700)	(144,610)	(1,173,310)	270,271,972		(943,666)	(148,378)	(1,092,044)
- Interbank market	152,538,895	-	(16,071)	-	(16,071)	242,452,487	-	(96,655)	45	(96,610)
- Foreign currency	6,143,643	121,994	(126,291)	(41,057)	(167,348)	3,986,437	544,090	(172,612)	115,438	(57,174)
- Other	8,727,431	242,940	(886,338)	(103,553)	(989,891)	23,833,048	281,480	(674,399)	(263,861)	(938,260)
Forward contracts										
Purchase commitments:	35,826,210		(1,387,279)	(7,124)	(1,394,403)	32,430,997		303,733	(5,263)	298,470
- Foreign currency	30,810,200	340,031	(2,219,802)	-	(2,219,802)	31,622,823	4,716,522	231,503	(826)	230,677
- Other	5,016,010	-	832,523	(7,124)	825,399	808,174	-	72,230	(4,437)	67,793
Sale commitments:	35,766,908		2,529,267	(18,969)	2,510,298	30,185,980		1,876,674	(38,817)	1,837,857
- Foreign currency (2)	30,470,169	-	2,134,324	-	2,134,324	26,906,301	-	(92,393)	-	(92,393)
- Other	5,296,739	280,729	394,943	(18,969)	375,974	3,279,679	2,471,505	1,969,067	(38,817)	1,930,250
Swap contracts										
Assets (long position):	333,078,847		8,357,373	3,181,290	11,538,663	85,399,663		13,299,664	3,501,416	16,801,080
- Interbank market	11,933,348	-	525,698	1,087,218	1,612,916	26,515,089	-	(33,786)	1,594,172	1,560,386
- Fixed rate	30,449,561	23,849,448	2,079,190	791,314	2,870,504	16,113,972	9,253,753	4,135,240	(765,075)	3,370,165
- Foreign currency	281,142,655	112,050,904	4,493,620	1,166,679	5,660,299	32,743,824	14,819,075	8,095,899	2,530,658	10,626,557
- IGPM	504,193	-	639,599	14,620	654,219	504,587	-	563,281	11,054	574,335
- Other	9,049,090	3,041,151	619,266	121,459	740,725	9,522,191	4,995,108	539,030	130,607	669,637

										R$ thousand
	Total on March 31, 2022					Total on December 31, 2021				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Liabilities (unrestricted position):	221,142,636		(6,948,911)	(1,491,706)	(8,440,617)	67,738,764		(10,367,236)	(1,337,364)	(11,704,600)
- Interbank market	38,820,934	26,887,586	(611,796)	(1,694,353)	(2,306,149)	37,713,535	11,198,446	(29,833)	(1,336,711)	(1,366,544)
- Fixed rate	6,600,113	-	(578,484)	27,829	(550,655)	6,860,219	-	(2,983,362)	21,352	(2,962,010)
- Foreign currency	169,091,751	-	(4,067,753)	104,104	(3,963,649)	17,924,749	-	(5,924,580)	(53,459)	(5,978,039)
- IGPM	621,899	117,706	(771,369)	(18,184)	(789,553)	713,178	208,592	(759,159)	(17,985)	(777,144)
- Other	6,007,939	-	(919,509)	88,898	(830,611)	4,527,083	-	(670,302)	49,439	(620,863)
Total	1,179,514,344		2,971,251	1,797,734	4,768,985	1,048,988,968		5,473,866	2,445,576	7,919,442

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$59,315,455 thousand (R$97,361,681 thousand on December 31, 2021); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$45,146,466 thousand (R$46,895,240 thousand on December 31, 2021) (Note 10f II);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$27,920,141 thousand (R$32,578,474 thousand on December 31, 2021); and

(3) Reflects the net balance between the Asset and Liability position.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

R$ thousand

	Total on March 31, 2022							Total on December 31, 2021
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Fair value	Original amortized cost	Fair value adjustment	Fair value
Swaps	788,532	601,400	982,284	9,166,447	11,538,663	8,357,373	3,181,290	16,801,080
Forward purchases	919,597	55,659	366,828	4,228,427	5,570,511	5,576,109	(5,598)	714,556
Forward sales (1)	2,480,709	431,072	1,462,827	2,547,934	6,922,542	6,941,509	(18,967)	2,890,410
Premiums on exercisable options	255,629	51,061	47,065	1,374,599	1,728,354	1,449,501	278,853	1,778,679
Total assets (A)	4,444,467	1,139,192	2,859,004	17,317,407	25,760,070	22,324,492	3,435,578	22,184,725
Swaps	(221,166)	(357,782)	(626,210)	(7,235,459)	(8,440,617)	(6,948,911)	(1,491,706)	(11,704,600)
Forward purchases	(1,069,706)	(547,252)	(704,763)	(4,643,193)	(6,964,914)	(6,963,388)	(1,526)	(416,086)
Forward sales	(936,471)	(26,436)	(998,401)	(2,450,936)	(4,412,244)	(4,412,242)	(2)	(1,052,553)
Premiums on written options	(283,141)	(123,632)	(58,785)	(707,752)	(1,173,310)	(1,028,700)	(144,610)	(1,092,044)
Total liabilities (B)	(2,510,484)	(1,055,102)	(2,388,159)	(15,037,340)	(20,991,085)	(19,353,241)	(1,637,844)	(14,265,283)
Net position (A-B)	1,933,983	84,090	470,845	2,280,067	4,768,985	2,971,251	1,797,734	7,919,442

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – Nominal Value

R$ thousand

	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on March 31, 2022	Total on December 31, 2021
Futures contracts (1)	49,836,431	30,194,645	40,027,404	93,820,442	213,878,922	285,402,223
Option contracts	178,559,385	152,224,211	3,459,916	5,577,309	339,820,821	547,831,341
Forward contracts (1)	36,478,556	9,384,932	12,867,574	12,862,056	71,593,118	62,616,977
Swap contracts	303,656,428	54,688,131	35,291,654	160,585,270	554,221,483	153,138,427
Total on March 31, 2022	568,530,800	246,491,919	91,646,548	272,845,077	1,179,514,344	
Total on December 31, 2021	565,415,602	200,165,615	59,701,103	223,706,648		1,048,988,968

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	R$ thousand	
	On March 31, 2022	On December 31, 2021
Government securities		
National treasury notes	1,657,608	5,169,701
Total	1,657,608	5,169,701

e) Gains and losses, net

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Swap contracts	(1,422,254)	1,474,637
Forward contracts (1)	(184,305)	(1,599,690)
Option contracts	(65,413)	226,291
Futures contracts (1)	1,618,235	(1,800,039)
Foreign exchange variation of assets and liabilities overseas	1,813,998	2,591,908
Total (Note 9f III)	1,760,261	893,107

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

	R$ thousand	
	Total on March 31, 2022	Total on December 31, 2021
B3 (stock exchange)	539,124,159	823,937,640
B3 (over-the-counter)	185,406,012	189,058,418
- Financial Institutions	60,145,710	73,884,030
- Companies	124,796,787	114,852,989
- Individuals	463,515	321,399
Overseas (stock exchange) (1)	9,947,237	5,257,959
Overseas (over-the-counter) (1)	445,036,936	30,734,951
Total	1,179,514,344	1,048,988,968

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand	
	Total on March 31, 2022	Total on December 31, 2021
Risk received in credit swaps:	3,024,256	3,490,765
- Debt securities issued by companies	751,107	826,946
- Bonds of the Brazilian public debt	1,687,083	2,085,120
- Bonds of foreign public debt	586,066	578,699
Risk transferred in credit swaps:	(1,411,864)	(1,512,316)
- Brazilian public debt derivatives	(833,853)	(831,495)
- Foreign public debt derivatives	(578,011)	(680,821)
Total net credit risk value	1,612,392	1,978,449
Effect on Shareholders' Equity	97,713	111,268
Remuneration on the counterparty receiving the risk	(25,499)	(33,927)

The contracts related to credit derivatives transactions described above are due in 2027. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On March 31, 2022, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the net income of the Organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

R$ thousand

Strategy	Fair value of hedge instruments	Fair value of hedged items	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	45,146,466	45,371,709	(1,570,999)	(864,049)
Hedge of interest payments on funding (2)	59,315,455	58,201,797	323,583	177,971
Total on March 31, 2022	104,461,921	103,573,506	(1,247,416)	(686,079)
Hedge of interest receipts from investments in securities (1)	46,895,240	47,164,744	(933,758)	(513,567)
Hedge of interest payments on funding (1)	97,361,681	96,910,430	215,196	118,358
Total on December 31, 2021	144,256,921	144,075,174	(718,562)	(395,209)

(1) Referenced to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2027, making the cash flow fixed; and
(2) Referenced to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates in 2025, making the cash flow fixed.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(203,631) thousand.

The gains/(losses) related to the cash flow accounting hedge, recorded in income accounts, until March 31, 2022 was R$ 182 thousand.

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged item are shares classified as Available for Sale. Valuation or devaluations in fair value that are effectively hedged are recognized in the income statement. Valuation or devaluations in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when performing the hedge. The ineffective portion of the hedged item is recognized directly in an equity account.

R$ thousand

Strategy	Fair value of hedge instruments	Fair value of hedged items	Market adjustment recorded in income (gross of tax effects)	Market adjustment recorded in income (net of tax effects)
Debenture hedge	207,339	207,339	11,694	6,432
Total on March 31, 2022	207,339	207,339	11,694	6,432
Debenture hedge	205,592	205,592	5,592	3,076
Total on December 31, 2021	205,592	205,592	5,592	3,076

Regarding the risk of shares, using Swaps contracts, with maturities up to 2028.
The effectiveness verified in the hedge portfolio is in accordance with the provisions of Bacen Circular 3082/02.

For the next 12 months, the gains/(losses) related to the fair value hedge accounting, which are expected to be recognized in equity accounts is R$(6,047) thousand.

There were no gains/(losses) related to the fair value hedge, recorded in equity accounts, until March 31, 2022.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousand			
	Fair value of hedge instruments	Fair value of hedged items	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	2,722,113	2,671,818	(389,433)	(204,228)
Total on March 31, 2022	2,722,113	2,671,818	(389,433)	(204,228)
Hedge of exchange variation on future cash flows (1)	4,658,609	2,800,937	(839,389)	(440,197)
Total on December 31, 2021	4,658,609	2,800,937	(839,389)	(440,197)

(1) Subsidiaries whose functional currency is different from the real, using Forward and Dollar Futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar).

The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the income statement, amounts to R$3,234 thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, until March 31, 2022 was R$ (34,577) thousand (2021 - R$ (38,333) thousand).

III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Fixed income securities	10,323,362	5,244,972
Interbank investments (Note 7b)	3,966,034	1,691,192
Equity securities	(593,377)	(666,856)
Subtotal	13,696,019	6,269,308
Financial income from insurance, pension plans and capitalization bonds (1)	370,590	3,145,392
Derivative financial instruments (Note 17e)	1,760,261	893,107
Total	15,826,870	10,307,807

(1) In the 1st quarter of 2022, it comprises financial income from insurance, pension plans and capitalization in the amount of R$ 8,816,187 thousand (2021 - R$ 4,907,536 thousand) and Expenses with updating and interest on technical provisions for insurance, pension plans and capitalization in the amount of R$ (8,445,597) thousand (2021 - R$ (1,762,144) thousand) (Note 17e).

11) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) Modalities and risk levels

R$ thousand

	Levels of risk										
	AA	A	B	C	D	E	F	G	H	Total on March 31, 2022	Total on December 31, 2021
Discounted trade receivables and loans (1)	33,118,530	64,909,538	88,978,643	50,789,327	14,783,266	10,918,425	6,176,731	3,290,153	17,764,983	290,729,596	287,155,646
Financing and on-lending	115,378,291	41,732,598	22,568,955	12,883,667	2,847,446	1,800,051	1,656,617	1,037,394	1,511,419	201,416,438	199,312,644
Agricultural and agribusiness loans	6,651,308	9,972,694	5,831,656	348,443	42,600	28,313	14,032	8,749	47,578	22,945,373	23,513,741
Subtotal	155,148,129	116,614,830	117,379,254	64,021,437	17,673,312	12,746,789	7,847,380	4,336,296	19,323,980	515,091,407	509,982,031
Leases	419,695	1,254,301	1,513,693	39,480	10,515	5,342	279	20,410	11,130	3,274,845	3,283,723
Advances on foreign exchange contracts (2)	8,258,770	4,983,895	6,195,620	1,612,900	11,012	6,556	9,301	-	106,402	21,184,456	16,569,433
Subtotal	163,826,594	122,853,026	125,088,567	65,673,817	17,694,839	12,758,687	7,856,960	4,356,706	19,441,512	539,550,708	529,835,187
Other receivables (3)	21,223,096	24,413,870	13,405,264	17,176,994	2,121,051	337,543	111,712	73,810	717,614	79,580,954	79,341,233
Credit portfolio	185,049,690	147,266,896	138,493,831	82,850,811	19,815,890	13,096,230	7,968,672	4,430,516	20,159,126	619,131,662	609,176,420
Acquisition of credit card receivables	-	-	-	-	-	-	-	-	-	13,197,705	15,238,967
Subtotal	185,049,690	147,266,896	138,493,831	82,850,811	19,815,890	13,096,230	7,968,672	4,430,516	20,159,126	632,329,367	624,415,387
Sureties and guarantees	78,030,591	2,185,996	1,333,707	-	3,675,314	2,486,699	-	-	-	87,712,307	83,467,093
Guarantee given on rural loans assigned	-	-	-	-	-	-	-	-	-	51,946	43,016
Letters of credit for imports	-	-	-	-	-	-	-	-	-	762,811	1,233,034
Confirmed exports loans	-	-	-	-	-	-	-	-	-	141,686	31,508
Total - Memorandum accounts	78,030,591	2,185,996	1,333,707	-	3,675,314	2,486,699	-	-	-	88,668,750	84,774,651
Total on March 31, 2022	263,080,281	149,452,892	139,827,538	82,850,811	23,491,204	15,582,929	7,968,672	4,430,516	20,159,126	720,998,117	
Total on December 31, 2021	268,960,230	157,351,851	137,834,339	77,468,904	22,898,974	12,748,446	7,331,659	5,774,087	18,821,548		709,190,038

b) Composition of credit operations by risk levels and maturity ranges

	Levels of risk										R$ thousand
	AA	A	B	C	D	E	F	G	H	Total on March 31, 2022	Total on December 31, 2021
Performing loans	185,049,690	147,266,896	135,523,914	78,017,690	14,378,445	8,105,885	4,753,122	1,924,373	8,349,478	583,369,493	579,839,239
Installments not yet due	184,950,587	146,823,622	135,418,854	77,785,847	14,256,027	8,054,071	4,742,593	1,915,654	8,315,440	582,262,695	578,614,759
1 to 30	16,997,927	22,817,880	12,189,903	13,622,262	2,213,591	494,935	348,973	125,380	502,945	69,313,796	64,209,661
31 to 60	10,982,424	10,755,587	6,848,442	7,352,520	1,260,859	307,516	100,808	54,586	287,684	37,950,426	37,507,344
61 to 90	14,103,005	9,344,321	6,617,032	5,951,058	1,029,330	327,476	716,915	52,623	212,265	38,354,025	35,810,036
91 to 180	16,948,098	19,632,727	15,165,685	10,059,718	1,710,310	756,711	182,615	107,567	514,378	65,077,809	66,776,516
181 to 360	26,357,787	20,547,627	19,432,366	12,336,054	2,361,481	1,225,044	307,172	214,856	1,347,898	84,130,285	84,157,101
More than 360	99,561,346	63,725,480	75,165,426	28,464,235	5,680,456	4,942,389	3,086,110	1,360,642	5,450,270	287,436,354	290,154,101
Past due up to 14 days	99,103	443,274	105,060	231,843	122,418	51,814	10,529	8,719	34,038	1,106,798	1,224,480
Non-performing loans	-	-	2,969,917	4,833,121	5,437,445	4,990,345	3,215,550	2,506,143	11,809,648	35,762,169	29,337,181
Past-due installments	-	-	450,444	1,281,544	1,649,733	1,527,069	1,294,246	1,102,209	6,157,840	13,463,085	10,842,544
1 to 14	-	-	17,667	64,382	62,779	53,067	32,225	20,977	114,049	365,146	291,101
15 to 30	-	-	349,670	353,574	240,883	128,913	67,833	39,733	172,079	1,352,685	1,028,380
31 to 60	-	-	83,107	820,511	437,282	231,483	139,898	73,205	289,448	2,074,934	1,645,302
61 to 90	-	-	-	30,799	842,794	264,786	108,266	77,060	277,923	1,601,628	1,207,897
91 to 180	-	-	-	12,278	65,995	817,706	895,104	839,703	988,779	3,619,565	2,995,818
181 to 360	-	-	-	-	-	31,114	50,920	51,531	4,234,042	4,367,607	3,608,799
More than 360	-	-		-	-			-	81,520	81,520	65,247
Installments not yet due	-	-	2,519,473	3,551,577	3,787,712	3,463,276	1,921,304	1,403,934	5,651,808	22,299,084	18,494,637
1 to 30	-	-	134,850	247,678	225,617	162,984	82,310	70,737	264,026	1,188,202	919,172
31 to 60	-	-	117,975	207,896	189,275	142,275	93,083	58,029	244,212	1,052,745	830,645
61 to 90	-	-	111,751	178,032	168,521	128,841	71,004	53,933	225,253	937,335	818,176
91 to 180	-	-	239,464	390,291	418,070	364,500	211,398	150,976	619,067	2,393,766	1,944,855
181 to 360	-	-	384,055	623,415	680,428	614,583	362,983	251,800	1,036,153	3,953,417	3,227,053
More than 360	-	-	1,531,378	1,904,265	2,105,801	2,050,093	1,100,526	818,459	3,263,097	12,773,619	10,754,736
Total	185,049,690	147,266,896	138,493,831	82,850,811	19,815,890	13,096,230	7,968,672	4,430,516	20,159,126	619,131,662	609,176,420.00
Minimum required provision	-	736,334	1,384,938	2,485,524	1,981,589	3,928,869	3,984,336	3,101,361	20,159,126	37,762,077	35,886,394
Supplementary provision	-	157,145	294,785	481,661	3,632,397	2,487,520	1,101,666	1,232,796	-	9,387,970	9,220,830
Existing provision	-	893,479	1,679,723	2,967,185	5,613,986	6,416,389	5,086,002	4,334,157	20,159,126	47,150,047	45,107,224
Total portfolio as of December 31, 2021	181,519,650	152,982,973	135,798,991	77,468,904	19,300,640	10,361,145	7,331,659	5,590,910	18,821,548		609,176,420
Minimum required provision	-	764,915	1,357,990	2,324,068	1,930,064	3,108,344	3,665,828	3,913,637	18,821,548		35,886,394
Supplementary provision	-	160,077	284,712	1,117,899	3,518,757	1,946,210	916,840	1,276,335	-		9,220,830
Existing provision	-	924,992	1,642,702	3,441,967	5,448,821	5,054,554	4,582,668	5,189,972	18,821,548		45,107,224

(1) Percentage of installments by maturities;

(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) Contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

I) Credit portfolio by days past due

Exposure - Loans								R$ thousand
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on March 31, 2022	566,220,967	10,661,705	17,361,944	4,873,415	9,083,595	10,646,922	283,114	619,131,662
Total on December 31, 2021	563,894,052	10,967,653	13,482,704	3,629,229	7,982,803	8,971,973	248,006	609,176,420

II) Emergency Employment Support Program (PESE)

Considering the provisions of the CMN Resolution No. 4,846/20, the table below presentes the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

				R$ thousand
Rating	On March 31, 2022		On December 31, 2021	
	Assets	Provision	Assets	Provision
AA	8,628	-	10,334	-
A	57,599	43	68,933	52
B	153,886	231	185,525	278
C	445,065	2,011	539,652	3,262
D	81,492	3,666	101,636	4,572
E	20,236	1,517	18,747	1,406
F	8,576	900	6,789	713
G	6,278	942	6,044	907
H	36,694	5,504	37,435	5,615
Total	818,454	14,814	975,095	16,805

c) Concentration of loans

				R$ thousand
	On March 31, 2022	% (1)	On December 31, 2021	% (1)
Largest borrower	5,691,432	0.9	4,591,389	0.8
10 largest borrowers	34,785,605	5.6	36,566,184	6.0
20 largest borrowers	54,322,211	8.8	56,694,208	9.3
50 largest borrowers	83,836,962	13.5	85,693,624	14.1
100 largest borrowers	105,633,915	17.1	109,004,242	17.9

(1) Percentage on total portfolio (as defined by Bacen).

d) Credit portfolio by economic sector

				R$ thousand
	On March 31, 2022	%	On December 31, 2021	%
Public sector	5,335,241	0.9	6,274,554	1.0
Oil, derivatives and aggregate activities	4,006,463	0.6	4,419,138	0.7
Production and distribution of electricity	1,307,024	0.2	1,306,448	0.2
Other industries	21,754	-	548,968	0.1
Private sector	613,796,421	99.1	602,901,866	99.0
Companies	285,835,263	46.1	286,767,311	47.1
Real estate and construction activities	24,339,547	3.9	23,708,445	3.9
Retail	41,307,190	6.7	42,151,968	6.9
Services	49,275,610	8.0	49,027,498	8.0
Transportation and concession	26,802,494	4.3	26,937,082	4.4
Automotive	12,497,410	2.0	12,660,961	2.1
Food products	16,041,556	2.6	17,426,747	2.9
Wholesale	20,468,021	3.3	22,341,759	3.7
Production and distribution of electricity	7,044,356	1.1	7,555,587	1.2
Iron and steel industry	8,790,458	1.4	9,398,330	1.5
Sugar and alcohol	7,906,866	1.3	7,213,887	1.2
Holding	2,181,331	0.4	2,138,697	0.4
Capital goods	3,930,399	0.6	3,655,407	0.6
Pulp and paper	3,786,839	0.6	3,736,314	0.6
Chemical	6,113,143	1.0	6,839,500	1.1
Cooperative	3,174,239	0.5	3,442,407	0.6
Financial	2,972,643	0.5	3,264,759	0.5
Leisure and tourism	3,889,057	0.6	3,922,523	0.6
Textiles	2,604,391	0.4	2,635,846	0.4
Agriculture	1,418,718	0.2	1,451,848	0.2
Oil, derivatives and aggregate activities	1,362,069	0.2	1,957,203	0.3
Other industries	39,928,926	6.4	35,300,543	5.8
Individuals	327,961,158	53.0	316,134,555	51.9
Total	619,131,662	100.0	609,176,420	100.0

e) Changes in the renegotiated portfolio

		R$ thousand
	2022	2021
Opening balances at the beginning of the year	28,619,018	29,757,140
Amount renegotiated	7,747,029	7,949,014
Amount received/Others (1)	(4,301,972)	(7,255,197)
Write-offs	(1,781,203)	(1,084,553)
Closing balance on March 31	30,282,872	29,366,404
Expected credit loss associated with credit risk	18,871,152	18,724,491
Percentage on renegotiated portfolio	62.3%	63.8%

(1) Includes the settlement of renegotiated contracts through new transactions.

f) Changes in the provision and net PDD expense

I) Changes in provision for Expected credit loss associated with credit risk

		R$ thousand
	2022	2021
- Specific provision (1)	14,939,719	11,961,634
- Generic provision (2)	20,946,675	22,737,256
- Supplementary provision (3)	9,220,830	10,503,301
Opening balances at the beginning of the year	45,107,224	45,202,191
Accounting for allowance for loan losses (Note 11f II)	6,769,801	4,710,956
Write-offs	(4,685,930)	(4,308,004)
Foreign exchange variation/Others	(41,048)	314,545
Closing balance on March 31	47,150,047	45,919,688
- Specific provision (1)	17,387,263	13,000,446
- Generic provision (2)	20,374,814	21,351,567
- Supplementary provision (3)	9,387,970	11,567,675

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and
(3) The supplementary provision is constituted considering the provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse).

II) Expected credit loss associated with credit risk expense

The expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

		R$ thousand
	Three months ended on March 31	
	2022	2021
Amount recorded	6,769,801	4,710,956
Amount recovered	(1,768,597)	(1,725,865)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	5,001,204	2,985,091

(1) In the 1st quarter of 2022, there was an assignment of credit from active operations, in the amount of R$ 121,587 thousand (R$ 261,760 thousand in 2021), whose sale value was R$ 21,355 thousand (R$ 44,438 thousand in 2021) and credit assignments of operations already written off as loss, without retention of risks and benefits in the amount of R$ 6,232,820 thousand (R$ 2,937,788 thousand in 2021), whose sale value was R$ 380,000 thousand (R$ 182,572 thousand in 2021).

12) OTHER FINANCIAL INSTRUMENTS

Sundry

	R$ thousand	
	On March 31, 2022	On December 31, 2021
Foreign exchange portfolio (a)	45,533,871	37,281,983
Credit card operations	49,344,182	45,870,572
Trade and credit receivables (1)	30,922,869	34,297,647
Debtors for escrow deposits	20,197,608	19,819,051
Securities trading	5,672,090	4,795,860
Receivable insurance premiums	4,676,677	4,604,687
Receivables	1,492,045	1,293,457
Payments made to be reimbursed	973,862	830,816
Receivables on sureties and guarantees honored	290,418	297,316
Other investments	48,161	47,567
Receivables from sale of assets	90,239	99,023
Total	159,242,022	149,237,979

(1) It contemplates the termination of the exclusivity right in the exploitation of financial services and products.

a) Foreign exchange portfolio

Balances

	R$ thousand	
	On March 31, 2022	On December 31, 2021
Assets – other financial instruments		
Exchange purchases pending settlement	31,272,728	27,326,479
Exchange sale receivables	14,969,138	9,911,900
(-) Advances in domestic currency received	(845,376)	(138,949)
Income receivable on advances granted	137,381	182,553
Total	45,533,871	37,281,983
Liability - Other financial instruments		
Exchange sales pending settlement	14,260,006	10,365,523
Exchange purchase payables	34,346,778	26,418,639
(-) Advances on foreign exchange contracts	(21,184,456)	(16,569,433)
Other	206	78
Total	27,422,534	20,214,807
Net foreign exchange portfolio	18,111,337	17,067,176
Memorandum accounts:		
- Loans available for import	762,811	1,233,034
- Confirmed exports loans	141,686	31,508

Foreign exchange results

Net foreign exchange income for presentation purposes

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Revenue from financial intermediation – foreign exchange income	86,765	1,506,619
Adjustments:		
- Income on foreign currency financing (1)	16,776	64,332
- Income on export financing (1)	671,115	387,471
- Expenses of liabilities with foreign bankers (2) (Note 17d)	103,879	(726,521)
- Funding expenses (3)	(597,855)	(387,320)
- Other (4)	360,003	(242,538)
Total adjustments	553,918	(904,576)
Net foreign exchange income	640,683	602,043

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and

(4) Primarily includes the exchange rate variations of amounts invested in foreign currency.

13) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in associates and jointly controlled entities (joint ventures)

											R$ thousand
Companies	March 31, 2022								Three months ended on March 31, 2022		
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Equity in net income - Accumulated (1)	Other comprehensive income of the period	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	110,683	2,718,901	1,723,748	2,280,856	2,161,793	214	(478)	593
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.55%	213,249	773,144	2,027,576	843,157	1,089,014	3,847	-	15,670
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	425,984	2,714,139	1,555,008	3,169,574	304,613	3,060	3,165	10,816
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	21.02%	21.02%	19,167	112,075	1,087,363	193,908	914,350	(4,486)	-	(21,342)
Other (3)				5,832,236					78,077		
Total investments in associates				6,601,319					80,712		
Elo Participações Ltda. (4)	São Paulo - Brazil	50.01%	50.01%	1,299,279	685,071	2,392,224	262,031	208,178	136,518	-	280,958
Total investments in joint ventures				1,299,279					136,518		
Total on March 31, 2022				7,900,598					217,230		

(1) The adjustments arising from the valuation consider the results calculated, periodically, by the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for equalization of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of the financial statements, permitted by regulation;

(3) Basically includes investments in publicly held companies Cielo S.A. and Fleury S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. On March 31, 2022, the Organization received R$71,259 thousand in dividends and interest on equity from this investment.

R$ thousand

Companies	December 31, 2021								Three months ended on March 31, 2021		
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Equity in net income - Accumulated (1)	Other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	110,564	3,191,545	1,155,424	2,429,956	1,917,013	288	(3,434)	(362)
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.55%	219,491	914,853	1,977,956	866,662	1,132,175	17,153	-	34,368
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	313,658	2,504,889	1,621,205	3,029,473	311,473	(2,288)	(3,506)	(9,227)
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	21.02%	21.02%	23,653	93,479	1,079,405	161,048	942,313	(4,148)	-	(17,781)
Others (3) (4)				5,438,863					80,061	(359,457)	105,572
Total investments in associates				6,106,229					91,066		
Elo Participações Ltda. (4)	São Paulo - Brazil	50.01%	50.01%	1,488,015	734,729	2,729,981	313,385	211,267	113,627	(1,571)	229,096
Total investments in joint ventures				1,488,015					113,627		
Total on December 31, 2021				7,594,244							
Total on March 31, 2021									204,693		

(1) The adjustments arising from the valuation consider the results calculated, periodically, by the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for equalization of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of the financial statements, permitted by regulation;

(3) Basically includes investments in publicly held companies Cielo S.A. and Fleury S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. On March 31, 2021, the Organization received R$50,202 thousand in dividends and interest on equity from this investment.

14) PREMISES AND EQUIPMENT

						R$ thousand
	Annual depreciation rate	Cost	Depreciation	Accumulated impairment of non-financial assets	Carrying amount	
					On March 31, 2022	On December 31, 2021
Property and equipment:						
- Buildings	4%	2,771,549	(1,050,705)	(184)	1,720,660	1,712,486
- Land	-	783,452	-	-	783,452	815,611
Facilities, furniture and premises and equipment	10%	5,555,141	(3,148,231)	(54,452)	2,352,458	2,392,864
Security and communication systems	10%	382,107	(275,441)	(3,918)	102,748	102,094
Data processing systems	20 to 40%	11,608,119	(7,502,298)	(7,103)	4,098,718	3,231,533
Transportation systems	10 to 20%	195,795	(103,273)	-	92,522	96,608
Assets under construction	-	541,579	-	-	541,579	672,719
Total on March 31, 2022		21,837,742	(12,079,948)	(65,657)	9,692,137	
Total on December 31, 2021		20,829,752	(11,762,059)	(43,778)		9,023,915

(1) In 2021, an impairment in the amount of R$20,033 thousand was recorded in the "Other Operating Expenses" account.

The fixed assets to shareholders' equity ratio is 25.9% (30.1% on December 31, 2020) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by Resolution No. 2,669/99.

15) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,518,559 thousand (R$4,060,277 thousand on December 31, 2021), net of provisions for impairment and accumulated amortization, of which: (i) R$1,882,515 thousand (R$1,774,515 thousand on December 31, 2021) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury); and (ii) R$2,636,045 thousand (R$2,285,762 thousand on December 31, 2021) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

In the 1st quarter of 2022, goodwill in the amount of R$ 149,468 thousand (471,657 thousand in 2021) was amortized (Note 32).

b) Intangible assets

Acquired intangible assets consist of:

					R$ thousand
	Rate of Amortization (1)	Cost	Accumulated amortization	Cost net of amortization	
				On March 31, 2022	On December 31, 2021
Acquisition of rights to provide financial services	Contract	8,160,668	(4,421,652)	3,739,016	4,127,366
Software	20%	14,374,130	(8,324,852)	6,049,278	4,931,270
Goodwill (2)	Up to 20%	14,072,540	(10,880,081)	3,192,459	2,842,176
Other	Contract	432,195	(405,027)	27,168	35,885
Total on March 31, 2022		37,039,533	(24,031,612)	13,007,921	
Total on December 31, 2021		36,327,645	(24,390,948)		11,936,697

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses";

(2) On March 31, 2022, primarily composed of goodwill on the acquisition of equity interest in BAC Florida Bank - R$1,349,906 thousand (R$1,402,820 thousand as of December 31, 2021), Odonto System – R$99,281 thousand (R$109,156 thousand as of December 31, 2021), Bradescard Mexico - R$11,112 thousand (R$11,449 thousand as of December 31, 2021), Bradesco BBI – R$47,031 thousand (R$51,430 thousand as of December 31, 2021), Kirton Bank - R$519,563 thousand (R$581,893 thousand as of December 31, 2021), RCB Investimentos - R$85,966 thousand (R$96,978 thousand as of December 31, 2021) and Banco Digio – R$369,987.

c) Changes in intangible assets by type

	On December 31, 2021	Additions / (reductions)	Amortization for the period	On March 31, 2022
				R$ thousand
Acquisition of rights to provide financial services	4,127,366	48,959	(437,309)	3,739,016
Software	4,931,270	1,390,462	(272,454)	6,049,278
Goodwill – Future profitability	2,289,946	499,751	(60,520)	2,729,177
Goodwill – Based on intangible assets and other reasons	116,609	-	(67,533)	49,076
Goodwill – Difference in fair value of assets/liabilities	435,621	-	(21,415)	414,206
Other	35,885	97,934	(106,651)	27,168
Total	11,936,697	2,037,106	(965,882)	13,007,921
Total (1)	12,250,588	308,086	(1,012,983)	11,545,691

(1) Corresponds to the movement of assets from December 31, 2020 to March 31, 2021.

16) OTHER ASSETS

	On March 31, 2022	On December 31, 2021
		R$ thousand
Prepaid taxes	13,343,796	13,286,829
Other assets and values (a)	5,518,032	5,367,283
Other debtors	2,571,769	3,066,085
Interbank and interdepartmental accounts	310,390	348,500
Other	1,400,291	1,622,219
Total	23,144,278	23,690,916

a) Other Assets and Values

I) Non-financial assets held for sale/other

				R$ thousand
	Cost	Accumulated impairment of non-financial assets	Cost net of provision	
			On March 31, 2022	On December 31, 2021
Real estate	2,497,224	(1,637,668)	859,556	904,543
Vehicles and similar	557,780	(255,995)	301,785	289,921
Inventories/warehouse	18,838	-	18,838	11,875
Machinery and equipment	4,469	(3,358)	1,111	1,238
Other	19,795	(18,359)	1,436	1,245
Total on March 31, 2022	3,098,106	(1,915,380)	1,182,726	
Total on December 31, 2021	3,185,495	(1,976,673)		1,208,822

II) Prepaid expenses

	On March 31, 2022	On December 31, 2021
		R$ thousand
Deferred insurance acquisition costs (1)	1,152,881	1,159,821
Commission on the placement of loans and financing (2)	15,307	21,348
Advertising and marketing expenses (3)	360,139	368,644
Other (4)	891,599	631,975
Total	2,419,926	2,181,788

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

17) DEPOSITS FROM BANKS

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2022	On December 31, 2021
Demand deposits - Financial Institutions	1,007,630	-	-	-	1,007,630	1,508,083
Interbank deposits	699,741	1,003,232	550,269	83,761	2,337,003	4,655,644
Securities sold under agreements to repurchase (a)	214,199,157	3,774,112	460,163	645,440	219,078,872	222,574,700
Borrowings (b)	4,978,890	10,167,558	17,818,833	1,138,655	34,103,936	26,546,104
Onlending (c)	1,248,355	2,895,589	3,368,596	16,169,978	23,682,518	23,724,749
Total on March 31, 2022	222,133,773	17,840,491	22,197,861	18,037,834	280,209,959	
%	79.3	6.4	7.9	6.4	100.0	
Total on December 31, 2021	222,594,841	26,499,773	11,878,705	18,035,961		279,009,280
%	79.8	9.5	4.3	6.4		100.0

a) Securities sold under agreements to repurchase

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2022	On December 31, 2021
Sale of own securities	122,951,759	2,877,477	460,163	645,440	126,934,839	160,891,409
• Government securities	114,900,780	302,562	-	-	115,203,342	146,943,356
• Debentures	1,709,776	779,944	-	10,716	2,500,436	3,870,961
• Foreign	6,341,203	1,794,971	460,163	634,724	9,231,061	10,077,092
Securities received as collateral (1)	74,574,000	5,654	-	-	74,579,654	43,936,912
Right to sell or repledge the collateral (1)	16,673,398	890,981	-	-	17,564,379	17,746,379
Total on March 31, 2022	214,199,157	3,774,112	460,163	645,440	219,078,872	
%	97.8	1.7	0.2	0.3	100.0	
Total on December 31, 2021	215,478,453	5,525,460	40,668	1,530,119		222,574,700
%	96.8	2.5	-	0.7		100.0

(1) Represented by government securities.

b) Borrowing

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2022	On December 31, 2021
In Brazil	-	-	12,038,292		12,038,292	1,010,274
– Official Institutions	-	-	12,038,292	-	12,038,292	1,010,274
Overseas	4,978,890	10,167,558	5,780,541	1,138,655	22,065,644	25,535,830
Total on March 31, 2022	4,978,890	10,167,558	17,818,833	1,138,655	34,103,936	
%	14.6	29.9	52.2	3.3	100.0	
Total on December 31, 2021	2,869,340	16,267,641	7,409,123	-		26,546,104
%	10.8	61.3	27.9	-		100.0

c) On-lending [(1)]

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2022	On December 31, 2021
In Brazil	1,248,355	2,895,589	3,368,596	16,169,978	23,682,518	23,724,749
- FINAME	312,233	1,691,080	1,677,388	8,385,135	12,065,836	11,773,849
- BNDES	935,488	1,204,509	1,330,404	7,783,457	11,253,858	11,656,865
- National Treasury	-	-	360,781	-	360,781	292,455
- Other institutions	634	-	23	1,386	2,043	1,580
Total on March 31, 2022	1,248,355	2,895,589	3,368,596	16,169,978	23,682,518	
%	5.3	12.2	14.2	68.3	100.0	
Total on December 31, 2021	1,399,772	2,515,569	3,590,923	16,218,485		23,724,749
%	5.9	10.6	15.1	68.4		100.0

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Borrowing:		
- In Brazil	82,286	5,357
- Overseas	(7,329,360)	8,095,578
- Exchange variation from other assets and liabilities overseas	6,272,325	(2,898,379)
Subtotal borrowing	(974,749)	5,202,556
On-lending in Brazil:		
- BNDES	247,539	221,838
- FINAME	228,253	220,299
- National Treasury	3,179	636
- Other institutions	18	1
On-lending overseas:		
- Payables to foreign bankers (Note 12a)	(103,879)	726,521
Subtotal on-lending	375,110	1,169,295
Total	(599,639)	6,371,851

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Savings deposits	2,102,916	650,562
Time deposits	6,342,901	1,224,903
Securities sold under agreements to repurchase	5,917,520	1,571,648
Securities issued (Note 19a)	3,733,960	1,158,668
Subordinated debts (Note 20b)	1,475,980	491,548
Other funding expenses	222,860	239,397
Subtotal	19,796,137	5,336,726
Cost of change in value of FIEs and inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	8,445,597	1,762,144
Total	28,241,734	7,098,870

(1) Comprises the balance of financial income from insurance, pension plans and capitalization bonds (Note 10f III).

18) DEPOSITS FROM CUSTOMERS

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2022	On December 31, 2021
Demand deposits - customers (1)	50,266,251	-	-	-	50,266,251	56,613,691
Savings deposits (1)	134,394,503	-	-	-	134,394,503	139,341,042
Time deposits (2)	26,328,126	39,539,595	63,093,224	231,769,154	360,730,099	373,771,517
Total on March 31, 2022	210,988,880	39,539,595	63,093,224	231,769,154	545,390,853	
%	38.7	7.2	11.6	42.5	100.0	
Total on December 31, 2021	222,968,554	47,974,278	61,694,101	237,089,317		569,726,250
%	39.2	8.4	10.8	41.6		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover; and
(2) Consider the maturities established in the contracts.

19) SECURITIES ISSUED

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2022	On December 31, 2021
Securities – Brazil:						
- Letters of credit for real estate	800,575	5,467,623	6,281,092	33,273,433	45,822,723	41,461,933
- Letters of credit for agribusiness	431,659	2,518,922	5,611,024	10,043,345	18,604,950	17,300,060
- Financial bills	623,710	8,056,464	11,144,140	64,350,591	84,174,905	79,752,267
- Letters property guaranteed (1)	742,800	1,747,663	117,245	13,373,323	15,981,031	13,936,949
Subtotal	2,598,744	17,790,672	23,153,501	121,040,692	164,583,609	152,451,209
Securities – Overseas:						
- MTN Program Issues (2)	213,915	332,246	244,978	2,916,231	3,707,370	1,849,851
- Securitization of future flow of money orders received from overseas	-	84,780	3,813,929	3,765,956	7,664,665	9,136,961
- Issuance costs	-	-	-	(741)	(741)	(1,166)
Subtotal	213,915	417,026	4,058,907	6,681,446	11,371,294	10,985,646
Structured Operations Certificates	4,902	259,501	238,101	2,584,132	3,086,636	2,791,687
Total on March 31, 2022	2,817,561	18,467,199	27,450,509	130,306,270	179,041,539	
%	1.6	10.3	15.3	72.8	100.0	
Total on December 31, 2021	3,403,249	41,954,379	17,751,396	103,119,518		166,228,542
%	2.0	25.2	10.7	62.1		100.0

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$17,194,242 thousand (R$15,288,584 thousand in December 31, 2021), which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 1, 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 305, 252 and 269 months and a term of 2, 45 and 45 months, the credit rights correspond to 1.19% of total assets and 43.72% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 86.77% and 9.39%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17; and

(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of funds from securities issued

		R$ thousand
	2022	2021
Opening balances at the beginning of the year	166,228,542	144,903,825
Issuance	34,929,854	20,044,769
Interest	3,733,960	1,158,668
Settlement and interest payments	(24,191,896)	(24,592,917)
Foreign exchange variation	(1,658,921)	1,081,333
Closing balance on March 31	179,041,539	142,595,678

20) SUBORDINATED DEBT

a) Composition by maturity

				R$ thousand
	Original term in years	Nominal amount	On March 31, 2022	On December 31, 2021
In Brazil				
Financial bills:				
2022	7	3,306,811	5,571,311	5,413,488
2023	7	1,347,452	2,186,599	2,125,935
2024	7	67,450	108,587	105,003
2025	7	5,425,906	6,598,169	6,427,648
2027	7	401,060	442,620	430,028
2023	8	1,523,546	2,766,401	2,685,658
2024	8	136,695	220,868	214,204
2025	8	6,193,653	6,428,723	6,477,614
2026	8	694,800	842,999	821,253
2028	8	55,437	61,050	59,315
2024	9	4,924	11,055	10,653
2025	9	370,344	560,442	546,022
2027	9	89,700	117,497	113,969
2022	10	51,690	144,011	147,062
2023	10	688,064	1,546,990	1,504,108
2025	10	284,137	740,558	709,953
2026	10	196,196	396,072	380,719
2027	10	256,243	390,991	377,838
2028	10	248,300	369,520	355,845
2030	10	134,500	159,496	155,130
2031	10	7,270,000	7,717,514	7,491,477
2032	10	631,500	634,444	-
2026	11	3,400	6,180	6,226
2027	11	47,046	72,628	70,532
2028	11	74,764	119,886	115,528
Perpetual		11,150,455	11,501,010	11,458,580
Subtotal in Brazil			49,715,621	48,203,788
Overseas:				
2022				6,255,730
Issuance costs on funding				(8,441)
Subtotal overseas			-	6,247,289
Total (1) (2) (3)			49,715,621	54,451,077

(1) It includes the amount of R$31,190,155 thousand (R$31,129,540 thousand on December 31, 2021), relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose – see note 35b;

(2) The information on results is presented on Note 17e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds; and

(3) in the 1st quarter of 2022, the Bradesco Grand Cayman subordinated debt issued abroad reached its maturity date and was settled for R$6,138,550 thousand.

b) Movement of subordinated debts

	R$ thousand	
	2022	2021
Opening balances at the beginning of the year	54,451,077	53,246,232
Issuance	631,500	-
Interest	1,475,980	491,548
Settlement and interest payments	(6,348,471)	(9,790,201)
Exchange variation/Others	(494,465)	1,382,595
Closing balance on March 31	49,715,621	45,330,174

21) OTHER FINANCIAL LIABILITIES

	R$ thousand	
	On March 31, 2022	On December 31, 2021
Foreign exchange portfolio (Note 12a)	27,422,534	20,214,807
Interbank and interdepartmental accounts	35,649,718	31,256,372
Securities trading	4,859,451	3,992,900
Obligations for operations linked to assignment	4,640,900	5,199,819
Total	72,572,603	60,663,898

22) PROVISIONS

a) Insurance, Life and Pension Plans and Capitalization Bonds

I) Technical provisions by account

R$ thousand

	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,183,036	1,179,406	247,713,197	241,065,876	-	-	248,896,233	242,245,282
Mathematical reserve for vested benefits (PMBC)	709,696	695,210	12,413,944	11,884,439	-	-	13,123,640	12,579,649
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,310,377	7,156,662	7,310,377	7,156,662
Reserve for claims incurred but not reported (IBNR)	5,132,518	4,961,922	933,201	1,013,842	-	-	6,065,719	5,975,764
Unearned premium reserve	5,067,837	4,922,416	2,755,977	2,483,194	-	-	7,823,814	7,405,610
Reserve for unsettled claims (PSL)	5,033,058	4,997,915	2,079,330	1,991,086	-	-	7,112,388	6,989,001
Reserve for financial surplus (PET)	-	-	869,875	861,170	-	-	869,875	861,170
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,191,777	1,163,481	1,191,777	1,163,481
Other reserves	3,374,314	3,376,202	5,152,187	5,027,038	81,023	80,497	8,607,524	8,483,737
Total technical provisions	20,500,459	20,133,071	271,917,711	264,326,645	8,583,177	8,400,640	301,001,347	292,860,356

II) Guarantees for technical provisions – minimum and actual values

R$ thousand

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021
Total technical provisions	20,500,459	20,133,071	271,917,711	264,326,645	8,583,177	8,400,640	301,001,347	292,860,356
(+) Monetary effect on the preparation of LAT (3)	-	-	1,295,070	1,295,070	-	-	1,295,070	1,295,070
(-) Commercialization surcharge – extended warranty	-	-	-	-	-	-	-	-
(-) Portion corresponding to contracted reinsurance	(8,468)	(10,186)	(15,441)	(16,037)	-	-	(23,909)	(26,223)
(-) Premiums receivables	(1,805,303)	(1,774,506)	-	-	-	-	(1,805,303)	(1,774,506)
(-) Unearned premium reserve – Health and dental insurance (4)	(1,902,115)	(1,849,070)	-	-	-	-	(1,902,115)	(1,849,070)
(-) Provisions from DPVAT agreements	-	-	-	-	-	-	-	-
Technical provisions to be covered	16,784,573	16,499,309	273,197,340	265,605,678	8,583,177	8,400,640	298,565,090	290,505,627
Investment fund quotas (VGBL and PGBL)	-	-	214,342,864	209,419,706	-	-	214,342,864	209,419,706
Investment fund quotas (excluding VGBL and PGBL)	4,621,718	4,354,207	26,919,358	25,661,527	1,141,398	1,206,730	32,682,474	31,222,464
Government securities	13,931,938	14,003,541	35,305,859	34,567,252	7,737,919	7,877,850	56,975,716	56,448,643
Private securities	896	-	275,541	270,249	-	-	276,437	270,249
Total assets held to guarantee technical provisions	18,554,552	18,357,748	276,843,622	269,918,734	8,879,317	9,084,580	304,277,491	297,361,062

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$3,280,927 thousand (R$3,280,927 thousand as of December 31, 2021) and the Reserve for Related Expenses of R$83,955 thousand (R$84,224 thousand as of December 31, 2021);

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$3,169,071 thousand (R$3,047,124 thousand as of December 31, 2021), "Reserve for related expenses" of R$659,880 thousand (R$653,541 thousand as of December 31, 2021) and "Other technical provisions" of R$1,305,127 thousand (R$1,305,127 thousand as of December 31, 2021);

(3) The result of the liability adequacy test, carried as of December 31, 2021, showed a total insufficiency of R$1,295,070 thousand, which was fully offset by the surplus value of the guaranteeing assets; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

III) Other income from insurance, pension plans and capitalization bonds

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Written premiums	12,584,601	11,269,830
Pension plan contributions (including VGBL)	7,960,451	6,927,407
Capitalization bond income	1,592,949	1,338,393
Ceded coinsurance premiums	(17,351)	(245)
Refunded premiums	(6,221)	(6,629)
Net written premiums earned	**22,114,429**	**19,528,756**
Reinsurance premiums paid	(9,512)	(9,728)
Insurance, pension plan and capitalization bond retained premiums	**22,104,917**	**19,519,028**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(9,443,814)	(7,926,594)
Capitalization bond prize draws and redemptions	(1,382,330)	(1,193,738)
Retained claims	(8,791,287)	(7,907,142)
Insurance, pension plan and capitalization expenses	(841,189)	(772,702)
Other income from insurance, pension plans and capitalization bonds	**1,646,297**	**1,718,852**

b) Other reserves

	R$ thousand	
	On March 31, 2022	On December 31, 2021
Provision for contingencies (Note 23)	23,884,604	23,979,615
Provision for Financial guarantees provided (I)	1,463,600	2,077,041
Other	10,178,497	10,622,535
Total	35,526,701	36,679,191

(1) Includes the provision for restructuring in the amount of R$800,534 (R$980,978 thousand as of December 31, 2020) recorded under "Other Operating Expenses".

I) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

	R$ thousand			
	On March 31, 2022		On December 31, 2021	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	35,328,571	(587,527)	35,279,837	(816,655)
Bank sureties	49,952,527	(874,361)	45,978,124	(1,257,801)
Others	2,431,209	(1,707)	2,209,132	(2,585)
Total	87,712,307	(1,463,595)	83,467,093	(2,077,041)

23) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages (limit of R$48 thousand on Março 31, 2022).

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite

complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, after which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. Bradesco believes that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to acquired banks are individually assessed based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions in for which provisions for legal obligations have been recognized in full , although there is a good chance of favorable outcome, based on Management assessment considering the analysis of an external legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and Cofins - R$2,770,016 thousand (R$2,734,993 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,803,149 thousand (R$1,781,022 thousand on December 31, 2021): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$899,770 thousand (R$887,913 thousand on December 31, 2021): Bradesco is requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$655,176 thousand (R$647,878 thousand on December 31, 2021): assessment received challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- PIS and Cofins - R$562,857 thousand (R$527,970 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$456,190 thousand (R$450,289 thousand on December 31, 2021): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07;

- INSS Autonomous Brokers – R$247,885 thousand (R$343,896 thousand on December 31, 2021): The Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as per new wording in Law No. 9,876/99.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Provisions by nature

		R$ thousand
	On March 31, 2022	On December 31, 2021
Labor claims	6,695,152	6,729,107
Civil claims	9,074,508	9,178,471
Provision for tax risks	8,114,944	8,072,037
Total (Note 22b)	23,884,604	23,979,615

V - Changes in provisions – Provision expenses

			R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2021	6,729,107	9,178,471	8,072,037
Adjustment for inflation	197,717	121,798	111,988
Provisions, net of (reversals and write-offs)	242,789	307,929	(65,778)
Payments	(474,461)	(533,690)	(3,303)
Balance on March 31, 2022	6,695,152	9,074,508	8,114,944

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on March 31, 2022, R$8,159,719 thousand (R$7,979,276 thousand on December 31, 2021) for civil claims and R$38,060,359 thousand (R$37,556,235 thousand on December 31, 2021) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,875,171 thousand (R$9,708,225 thousand on December 31, 2021): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2017 – R$7,542,967 thousand (R$7,455,648 thousand on December 31, 2021), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2001 to 2005 – R$5,511,712 thousand (R$5,450,794 thousand on December 31, 2021): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- Social Security Contribution Taxes – 2014 to 2021 – R$2,899,986 thousand (R$2,875,747 thousand on December 31, 2021): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

- PIS and COFINS notifications and disallowances of compensations – R$1,518,529 thousand (R$1,501,667 thousand on December 31, 2021): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- Leasing companies – Tax on Services of any Nature (ISSQN), R$1,464,511 thousand (R$1,466,305 thousand on December 31, 2021): the requirement of this tax by municipalities other than those where the companies are installed is discussed, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,184,988 thousand (R$1,168,741 thousand on December 31, 2021): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2016 – R$890,807 thousand (R$875,658 thousand on December 31, 2021): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$694,742 thousand (R$686,308 thousand on December 31, 2021): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$516,662 thousand (R$507,915 thousand on December 31, 2021): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

24) OTHER LIABILITIES

		R$ thousand
	On March 31, 2022	On December 31, 2021
Sundry creditors (1)	4,958,903	4,971,568
Payment of taxes and other contributions	7,665,143	721,618
Credit card operations	3,520,330	3,944,174
Taxes and contributions payable	4,629,296	4,595,167
Liabilities for acquisition of assets and rights	1,626,572	1,375,489
Social and statutory	2,255,861	504,416
Obligations for quotas of investment funds	3,371,704	3,737,373
Other	5,088,102	6,501,780
Total	33,115,911	26,351,585

(1) It contemplates the termination of the exclusivity right in the exploitation of financial services and products.

25) SHAREHOLDERS' EQUITY

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On March 31, 2022	On December 31, 2021
Common	5,338,393,881	4,870,579,247
Preferred	5,320,094,147	4,848,500,325
Subtotal	10,658,488,028	9,719,079,572
Treasury (common shares) (1)	-	(17,493,900)
Treasury (preferred shares) (1)	-	(12,051,100)
Total outstanding shares	10,658,488,028	9,689,534,572

(1) On March 10, 2022, the cancellation of all shares held in treasury issued by the Company was approved (item f).

b) Changes in quantity of outstanding shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2021	4,853,085,347	4,836,449,225	9,689,534,572
Increase of capital stock with issuing of shares – bonus of 10% (1)	485,308,534	483,644,922	968,953,456
Number of outstanding shares as at March 31, 2022	5,338,393,881	5,320,094,147	10,658,488,028

(1) It benefited the shareholders registered in the records of Bradesco on April 18, 2022.

In the Special Shareholders' Meeting of March 10, 2022, it was approved the proposal of the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$83,100,000 thousand to R$87,100,000 thousand, with a bonus of 10% (ten per cent) in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 968,953,456 new nominative-book entry shares, with no nominal value, whereby 485,308,534 are common and 483,644,922 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, approved by Bacen on March 31, 2022.

c) Profit reserves

	R$ thousand	
	On March 31, 2022	On December 31, 2021
Profit reserves		
- Legal reserve (1)	11,898,467	11,548,007
- Statutory reserve (2)	55,782,583	56,122,893
Total	67,681,050	67,670,900

d) Earnings per share

i. Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below. For the purposes of calculating earnings per share, the quantity of shares was adjusted as if the share bonus approved on March 10, 2021 had occurred at the beginning of the earliest period presented:

	Three months ended on March 31	
	2022 (1)	2021 (1)
Net earnings attributable to the Organization's common shareholders (R$ thousand)	3,345,969	2,937,208
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	3,663,231	3,215,710
Weighted average number of common shares outstanding (thousands)	5,338,394	5,357,637
Weighted average number of preferred shares outstanding (thousands)	5,320,094	5,333,350
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	0.63	0.55
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	0.69	0.60

(1) All amounts of shares presented in previous periods have been adjusted to reflect the split of shares, approved at the Extraordinary General Meeting of March 10, 2022, in the proportion of 1 new share for every 10 held.

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

e) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

Interest on shareholders' equity for the 1st quarter of 2022, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	7,009,200	
(-) Legal reserve	350,460	
Adjusted calculation basis	6,658,740	
Interest on equity (gross) monthly and additional provisioned	2,231,505	
Withholding income tax on interest on shareholders' equity	(334,726)	
Interest on shareholders' equity (net)	1,896,779	
Supplementary dividends provisioned	100,843	
Interest on equity (net) and total dividends accrued as of March 31, 2022	1,997,622	30.00
Interest on shareholder's equity (net) accumulated in March 31, 2021	1,753,581	30.00

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid/provisioned
	Common	Preferred			R$ thousand
Monthly interest on shareholders' equity paid	0.051749	0.056924	480,032	72,005	408,027
Supplementary interest on shareholders' equity paid	0.170650	0.187716	1,583,005	237,451	1,345,554
Total accrued on March 31, 2021	**0.222399**	**0.244640**	**2,063,037**	**309,456**	**1,753,581**
Monthly interest on shareholders' equity paid	0.051749	0.056924	526,441	78,966	447,475
Supplementary interest on shareholders' equity provisioned	0.167604	0.184364	1,705,064	255,760	1,449,304
Supplementary dividends provisioned	0.009913	0.010904	100,843	-	100,843
Total accrued on March 31, 2022	**0.229266**	**0.252192**	**2,332,348**	**334,726**	**1,997,622**

f) Treasury shares

In the Special Shareholders' Meeting held on March 10, 2022, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 29,545,000 nominative-book-entry shares was approved, being 17,493,900 common shares and 12,051,100 preferred shares, without reduction of share capital (which was also approved by Bacen on March 31, 2022).

26) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of March 31, 2022, the balance of minority interests in subsidiaries was R$706,615 thousand (R$713,955 thousand on December 31, 2021), represented, primarily by Odontoprev.

27) FEE AND COMMISSION INCOME

	Three months ended on March 31	R$ thousand
	2022	2021
Credit card income	2,062,613	1,696,465
Checking account	1,947,953	1,942,787
Loans	730,545	634,160
Collections	463,588	502,449
Consortium management	564,592	513,186
Asset management	314,404	314,395
Underwriting/ Financial advisory services	236,103	254,558
Custody and brokerage services	319,302	332,459
Payments	110,671	113,054
Other	205,804	197,786
Total	**6,955,575**	**6,501,299**

28) PAYROLL AND RELATED BENEFITS

	Three months ended on March 31	R$ thousand
	2022	2021
Salaries	2,596,281	2,393,658
Benefits	1,216,989	1,125,914
Social security charges	864,341	784,972
Employee profit sharing	465,864	471,303
Training	19,270	13,088
Total	**5,162,745**	**4,788,935**

29) OTHER ADMINISTRATIVE EXPENSES

		R$ thousand
	Three months ended on March 31	
	2022	2021
Outsourced services	1,185,729	1,125,249
Depreciation and amortization	817,223	795,262
Data processing	475,789	556,021
Communication	290,910	338,285
Asset maintenance	338,944	311,406
Rental	305,278	305,073
Financial system services	316,808	267,683
Advertising and marketing	325,205	164,124
Security and surveillance	146,381	151,592
Transport	188,042	156,712
Water, electricity and gas	104,476	93,207
Supplies	25,697	23,379
Travel	8,599	7,014
Other	302,384	271,498
Total	4,831,465	4,566,505

30) TAX EXPENSES

		R$ thousand
	Three months ended on March 31	
	2022	2021
Contribution for Social Security Financing (COFINS)	1,518,850	1,032,353
Social Integration Program (PIS) contribution	240,520	159,766
Tax on Services (ISSQN)	243,561	283,682
Municipal Real Estate Tax (IPTU) expenses	64,221	61,992
Other	87,662	82,987
Total	2,154,814	1,620,780

31) OTHER OPERATING INCOME

		R$ thousand
	Three months ended on March 31	
	2022	2021
Other interest income	771,178	216,651
Reversal of other operating provisions	899,167	735,780
Revenues from recovery of charges and expenses	204,214	92,089
Other	1,282,804	758,406
Total	3,157,363	1,802,926

32) OTHER OPERATING EXPENSES

		R$ thousand
	Three months ended on March 31	
	2022	2021
Other finance costs	484,339	208,318
Sundry losses	264,525	81,233
Discount granted	854,477	630,169
Commissions on loans and financing	182,897	134,124
Intangible assets amortization - payroll	287,464	314,958
Goodwill amortization (Note 15a)	149,468	471,657
Card marketing expenses	765,900	752,299
Other	2,521,366	2,116,038
Total	5,510,436	4,708,796

33) NON-OPERATING INCOME (LOSS)

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Gain/loss on sale and write-off of assets and investments (1)	421,675	21,272
Recording/reversal of non-operating provisions (2)	(40,890)	(102,154)
Other	8,107	18,461
Total	388,892	(62,421)

(1) In Mar/22, includes gains related to the demutualization of the CIP (*Câmara Interbancária de Pagamentos*); and

(2) Primarily includes the provision for devaluation of non-financial assets held for sale.

34) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,818/20 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousand

	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021	On March 31, 2022	On December 31, 2021
Assets								
Interbank investments	-	-	109,797	431,132	-	-	109,797	431,132
Securities and derivative financial instruments	133,877	113,137	281,421	246,293	-	-	415,298	359,430
Loans and other assets	11	11	543,772	127,391	178,077	186,714	721,860	314,116
Liabilities								
Demand deposits/Savings accounts	371	7,726	15,309	52,881	20,754	21,217	36,434	81,824
Time deposits	2,489,846	2,472,296	1,130,336	671,714	261,219	275,519	3,881,401	3,419,529
Securities sold under agreements to repurchase	1,576,231	969,421	43,108	14,556	-	-	1,619,339	983,977
Funds from issuance of securities and subordinated debts	14,474,707	14,179,462	-	-	822,118	763,057	15,296,825	14,942,519
Derivative financial instruments	-	-	-	34,815	-	-	-	34,815
Interest on own capital and dividends payable	622,074	54,732	-	-	-	-	622,074	54,732
Other liabilities	-	-	12,737,588	12,285,329	26,368	30,737	12,763,956	12,316,066

Three months ended on March 31 - R$ thousand

	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2022	2021	2022	2021	2022	2021	2022	2021
Income from financial intermediation	12,606	6,620	75,091	8,358	-	-	87,697	14,978
Financial intermediation expenses	(494,333)	(78,911)	(38,124)	(46,565)	(26,439)	(5,700)	(558,896)	(131,176)
Income from services provided	47	44	30,233	10,852	9	26	30,289	10,922
Other expenses net of other operating revenues	17,168	15,549	(442,080)	(431,475)	(375,785)	(97,213)	(800,697)	(513,139)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 13; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2022, the maximum amount of R$772,350 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$552,672 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and/or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Remuneration and Social Security Contribution to the INSS	191,921	159,588
Total	191,921	159,588

Post-employment benefits

	R$ mil	
	Three months ended on March 31	
	2022	2022
Defined contribution supplementary pension plans	121,213	100,756
Total	121,213	100,756

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Defined contribution supplementary pension plans	121,213	100,756
Total	121,213	100,756

(1) On March 31, 2022, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.64% of common shares, 0.84% of preferred shares and 1.74% of all shares (2.35% of common shares, 0.84% of preferred shares and 1.60% of all shares on December 31, 2021).

35) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose objective is to advise the Chief Executive Officer in the performance of his duties in the management and control of all risks and the Organization's capital; and
- Risk Committee, whose main objective is to assess the Organization's risk management framework, as well as to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these consolidated financial statements is part of, or incorporated by reference in, the consolidated financial statements.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio (1)	R$ thousand	
	Prudential Conglomerate	
	On March 31, 2022	On December 31, 2021
Tier I capital	**132,800,958**	**130,565,270**
- Common equity	121,299,950	119,106,690
- Shareholders' equity	151,098,626	147,121,011
- Non-controlling interest/Other (2)	1,177,754	(27,227)
- Prudential adjustments	(30,976,430)	(27,987,094)
- Additional capital (3)	11,501,008	11,458,580
Tier II capital (3)	**19,689,147**	**19,670,960**
- Subordinated debts (Resolution No. 4.955/21)	19,689,147	19,670,960
Reference Equity (a)	**152,490,105**	**150,236,230**
- Credit risk	890,983,977	873,736,764
- Market risk	6,738,224	7,995,181
- Operational risk	74,882,037	71,593,740
Risk-weighted assets – RWA (b)	**972,604,237**	**953,325,685**
Basel ratio (a/b)	**15.7%**	**15.8%**
Tier I capital	**13.7%**	**13.7%**
- Common equity	12.5%	12.5%
- Additional capital	1.2%	1.2%
Tier II capital	**2.0%**	**2.1%**

(1) According to Resolution No. 4,958/21, the minimum required for tier I and common equity are 8.625% and 7.125%, respectively;
(2) As per BCB Normative Instruction No. 206 of 12/13/2021, as of Jan22, the amount related to minority interests in Investment Funds became part of the Equity balance; and
(3) "Eligible Debt Capital Instruments" for regulatory capital purposes - refer to Note 20a.

c) Indicator of Global Systemic Importance (IAISG)

According to the Resolutions No. 171/21 and No. 54/20, Bradesco discloses annually the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important.

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);

- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors (1)		R$ thousand
	On March 31, 2022	On December 31, 2021
Fixed rates	4,317	1,693
IGPM/IPCA	4,378	2,008
Exchange coupon	35	21
Foreign currency	1,180	951
Equities	10,678	450
Sovereign/Eurobonds and Treasuries	2,341	3,049
Other	5,705	2,828
Correlation/diversification effect	(14,678)	(7,404)
VaR (Value at Risk)	**13,956**	**3,596**

(1) Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices, For example: for a Real/US dollar exchange rate of R$4.75 a scenario of R$4.80 was used, while for a 1-year fixed interest rate of 12.71%, a 12.72% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.75 a scenario of R$5.94 was used, while for a 1-year fixed interest rate of 12.71%, a 15.89% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.75 a scenario of R$7.13 was used, while for a 1-year fixed interest rate of 12.71%, a 19.07% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

							R$ thousand
		Trading Portfolio (1)					
		On March 31, 2022			On December 31, 2021		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(136)	(39,979)	(77,852)	(273)	(72,496)	(137,888)
Price indexes	Exposure subject to variations in price index coupon rates	(2,914)	(58,599)	(120,431)	(2,069)	(58,427)	(115,254)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(4)	(129)	(257)	(1)	(18)	(36)
Foreign currency	Exposure subject to exchange rate variations	(670)	(16,752)	(33,504)	(373)	(9,334)	(18,668)
Equities	Exposure subject to variation in stock prices	(506)	(12,642)	(25,284)	(47)	(1,177)	(2,355)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(472)	(3,610)	(7,122)	(363)	(3,114)	(6,295)
Other	Exposure not classified in other definitions	(551)	(2,757)	(5,510)	(436)	(2,387)	(4,765)
Total excluding correlation of risk factors		(5,253)	(134,468)	(269,960)	(3,562)	(146,953)	(285,261)
Total including correlation of risk factors		(3,363)	(97,519)	(197,049)	(2,256)	(96,633)	(185,755)

(1) Amounts net of tax effects.

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

							R$ thousand
		Trading and Banking Portfolios (1)					
		On March 31, 2022			On December 31, 2021		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(18,800)	(5,272,406)	(10,101,946)	(13,603)	(3,642,541)	(7,039,005)
Price indexes	Exposure subject to variations in price index coupon rates	(27,031)	(3,540,829)	(6,236,503)	(26,327)	(3,142,601)	(5,586,279)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(739)	(52,395)	(102,178)	(1,488)	(70,758)	(138,972)
Foreign currency	Exposure subject to exchange rate variations	(2,476)	(61,901)	(123,803)	(5,539)	(138,469)	(276,938)
Equities	Exposure subject to variation in stock prices	(11,445)	(286,134)	(572,268)	(21,015)	(525,366)	(1,050,731)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(3,027)	(115,252)	(229,096)	(1,933)	(71,314)	(140,945)
Other	Exposure not classified in other definitions	(1,042)	(6,375)	(12,741)	(439)	(2,809)	(5,610)
Total excluding correlation of risk factors		(64,560)	(9,335,292)	(17,378,535)	(70,344)	(7,593,858)	(14,238,480)
Total including correlation of risk factors		(39,528)	(7,848,027)	(14,569,914)	(43,198)	(6,061,074)	(11,324,811)

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 318bps and 636bps (scenarios 2 and 3 respectively) as of March 31, 2022 (December 31, 2021 - the values were approximately 280 bps and 570 bps in the scenarios 2 and 3 respectively).

g) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The socio-environmental risk management process has a governance structure, made up of committees, policies, rules and procedures, which ensures the proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with Bacen Resolution No. 4,327/14 and observes the principles of relevance and proportionality, necessary given the complexity of the Organization's financial products and activity profile.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization's Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory to the Equator Principles since 2004, which evaluates, among other requirements, the working conditions, respect for human rights, and impacts on traditional communities and the environment of projects financed, observing Brazilian legislation, guidelines the International Finance Corporation (IFC), and the World Bank Health, Safety and Environment Guidelines.

Since 2019, we have participated in sectoral initiatives focused on the development of methodologies and climate risk management tools for the banking industry, aligned with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

At the international level, we participate in pilot projects coordinated by the financial branch of the United Nations Environment Program (UNEP-FI), alongside banks from different countries.

h) Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousand
	On March 31, 2022			On December 31, 2021
	Total	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	18,652,637	12,557,064	6,095,573	7,810,562
Financial instruments	1,563,040,435	1,457,885,237	105,155,198	110,908,349
- Interbank investments	124,417,351	122,590,414	1,826,937	2,234,018
- Compulsory deposits with the Brazilian Central Bank	84,568,715	84,474,960	93,755	113,094
- Securities	653,960,870	624,385,242	29,575,628	32,593,958
- Derivative financial instruments	25,760,070	24,150,662	1,609,408	379,590
- Loans	515,091,407	475,673,597	39,417,810	47,680,193
- Other financial instruments	159,242,022	126,610,362	32,631,660	27,907,496
Leases	3,274,845	3,274,845	-	-
Expected credit loss associated with credit risk	(47,150,047)	(45,665,002)	(1,485,045)	(2,367,723)
- Loans	(44,233,838)	(42,748,810)	(1,485,028)	(2,367,701)
- Leases	(52,273)	(52,273)	-	-
- Other receivables	(2,863,936)	(2,863,919)	(17)	(22)
Deferred income tax assets	86,949,681	86,924,253	25,428	4,431
Investments in associates and jointly controlled entities	7,900,598	7,900,598	-	-
Premises and equipment, net	21,837,742	21,666,377	171,365	196,638
Intangible assets	37,039,533	36,863,007	176,526	203,518
Accumulated depreciation and amortization	(36,111,560)	(35,826,262)	(285,298)	(327,909)
- Premises and equipment	(12,079,948)	(11,939,292)	(140,656)	(161,249)
- Intangible assets	(24,031,612)	(23,886,970)	(144,642)	(166,660)
Other assets	23,144,278	22,501,701	642,577	656,185
Accumulated impairment of non-financial assets	(3,606,657)	(3,602,438)	(4,219)	(4,863)
Total assets	1,674,971,485	1,564,479,380	110,492,105	117,079,188
Liabilities				
Deposits and other financial liabilities	1,147,921,660	1,035,692,845	112,228,815	121,106,581
- Deposits from banks	280,209,959	248,618,971	31,590,988	36,018,086
- Deposits from customers	545,390,853	499,599,758	45,791,095	49,306,468
- Securities issued	179,041,539	167,670,245	11,371,294	10,985,645
- Subordinated debts	49,715,621	49,715,621	-	6,247,289
- Derivative financial instruments	20,991,085	16,488,234	4,502,851	4,281,897
- Other financial liabilities	72,572,603	53,600,016	18,972,587	14,267,196
Provisions	336,528,048	336,400,107	127,941	226,357
- Technical provision for insurance, pension plans and capitalization bonds	301,001,347	300,991,625	9,722	11,365
- Other reserves	35,526,701	35,408,482	118,219	214,992
Deferred income tax liabilities	5,600,625	5,565,994	34,631	157,898
Other liabilities	33,115,911	32,460,704	655,207	565,975
Total liabilities	1,523,166,244	1,410,119,650	113,046,594	122,056,811
Shareholders' equity				
Equity attributable to shareholders of the parent	151,098,626	151,098,626	-	-
Non-controlling interest	706,615	706,615	-	-
Total Shareholders' equity	151,805,241	151,805,241	-	-
Total Liability and Shareholders' equity	1,674,971,485	1,561,924,891	113,046,594	122,056,811
Net position of assets and liabilities			(2,554,489)	(4,977,623)
Net position of derivatives (2)			(2,817,814)	2,344,269
Other net off-balance-sheet accounts (3)			(130,616)	(709,998)
Net foreign exchange position (passive) (4)			(5,502,919)	(3,343,352)

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in memorandum accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$4,461,289 thousand in the 1st quarter of 2022 (R$2,591,175 thousand in 2021), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$45,055 thousand (R$475,378 thousand in 2021).

II - The statement of financial position by maturity

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	R$ thousand Total
Assets						
Cash and due from banks	18,652,637	-	-	-	-	18,652,637
Financial instruments	793,995,146	176,578,246	99,404,180	493,062,863	-	1,563,040,435
- Interbank investments (1)	101,208,517	18,606,886	2,236,709	2,365,239	-	124,417,351
- Compulsory deposits with the Brazilian Central Bank	84,568,715	-	-	-	-	84,568,715
- Securities (1) (2)	448,331,529	20,270,616	13,118,038	172,240,687	-	653,960,870
- Derivative financial instruments (1) (2)	11,890,216	2,884,039	1,300,276	9,685,539	-	25,760,070
- Loans	44,843,102	97,498,073	76,068,535	296,681,697	-	515,091,407
- Other financial instruments	103,153,067	37,318,632	6,680,622	12,089,701	-	159,242,022
Leases	265,500	554,960	429,276	2,025,109	-	3,274,845
Expected credit loss associated with credit risk	(12,312,881)	(7,113,379)	(6,232,182)	(21,491,605)	-	(47,150,047)
- Loans	(10,689,617)	(6,159,242)	(6,018,417)	(21,366,562)	-	(44,233,838)
- Leases	(3,403)	(7,732)	(8,992)	(32,146)	-	(52,273)
- Other receivables	(1,619,861)	(946,405)	(204,773)	(92,897)	-	(2,863,936)
Deferred income tax assets	466,179	9,141,551	5,330,062	72,011,889	-	86,949,681
Investments in associates and jointly controlled entities	-	-	-	-	7,900,598	7,900,598
Premises and equipment, net	219,276	1,096,380	1,315,655	6,343,031	783,452	9,757,794
Intangible assets	347,970	1,285,001	1,496,872	9,719,964	158,114	13,007,921
Other assets	10,619,596	1,330,405	2,551,243	8,643,034	-	23,144,278
Accumulated impairment of non-financial assets	(3,606,486)	-	-	(171)	-	(3,606,657)
Total on March 31, 2022	808,646,937	182,873,164	104,295,106	570,314,114	8,842,164	1,674,971,485
Total on December 31, 2021	793,328,987	178,705,128	104,650,984	568,423,590	8,556,879	1,653,665,568

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Liabilities						
Deposits and other financial liabilities	505,709,113	89,340,100	124,321,895	417,049,544	11,501,008	1,147,921,660
- Deposits from banks (1) (3)	222,133,773	17,840,491	22,197,861	18,037,834	-	280,209,959
- Deposits from customers (3)	210,988,880	39,539,595	63,093,224	231,769,154	-	545,390,853
- Securities issued	2,817,561	18,467,199	27,450,509	130,306,270	-	179,041,539
- Subordinated debts	7,134	105,656	10,391,837	27,709,986	11,501,008	49,715,621
- Derivative financial instruments	13,169,016	1,610,492	883,559	5,328,018	-	20,991,085
- Other financial liabilities	56,592,749	11,776,667	304,905	3,898,282	-	72,572,603
Provisions	261,538,885	1,199,366	1,469,729	72,320,068	-	336,528,048
- Technical provision for insurance, pension plans and capitalization bonds (3)	250,364,987	-	-	50,636,360	-	301,001,347
- Other reserves	11,173,898	1,199,366	1,469,729	21,683,708	-	35,526,701
Deferred income tax liabilities	47,489	7,490	21,376	5,524,270	-	5,600,625

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Other liabilities	31,662,019	15,858	1,033,239	404,795	-	33,115,911
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	151,098,626	151,098,626
Non-controlling interest	-	-	-	-	706,615	706,615
Total Shareholders' equity	-	-	-	-	151,805,241	151,805,241
Total on March 31, 2022	798,957,506	90,562,814	126,846,239	495,298,677	163,306,249	1,674,971,485
Total on December 31, 2021	792,282,292	134,006,190	99,124,113	468,959,427	159,293,546	1,653,665,568
Net assets accumulated on March 31, 2022	9,689,431	101,999,781	79,448,648	154,464,085		
Net assets accumulated on December 31, 2021	1,046,695	45,745,633	51,272,504	150,736,667		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

36) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, a defined benefit plan, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of variable contribution, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made in the in the 1st quarter of 2022, were R$271,155 thousand (R$239,263 thousand in 2021).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and administrators other benefits, including: health insurance, dental assistance, life and personal accident insurance and

professional training, the amount of which, including the aforementioned contributions, totaled, in the 1st quarter of 2022, the amount of R$1,236,259 thousand (R$1,139,002 thousand in 2021).

37) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Income before income tax and social contribution	10,036,564	7,859,166
Total burden of income tax and social contribution at the current rates (Note 3f)	(4,516,454)	(3,536,625)
Effect on the tax calculation:		
Equity investment in unconsolidated and jointly controlled companies	97,754	92,112
Net non-deductible expenses of non-taxable income	33,930	26,769
Interest on shareholders' equity (paid and payable)	1,004,177	753,789
Other amounts (1) (2)	399,776	1,018,651
Income tax and social contribution for the period	(2,980,817)	(1,645,304)

(1) Primarily, includes: (i) the exchange variation of assets and liabilities, derived from investments abroad, in the amount (2021 - R$ 583,202 thousand); (ii) the equalization of the effective rate of non-bank financial companies and companies in the insurance sector, as of 2020, and of non-financial companies, in relation to the stated rate; and (iii) the incentivized deductions; and

(2) On July 28, 2020, Law No. 14,031 was enacted, which changed, as of the 2021 financial year, the tax treatment levied on the exchange rate variation of the portion with risk coverage (hedge) of the investment value in the abroad, registered in accordance with the accrual basis, which must be computed in the determination of the taxable income and on the basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country, in the proportion of: i) 50%, in the year 2021; and ii) 100%, from the year 2022.

b) Breakdown of income tax and social contribution in the income statement

	R$ thousand	
	Three months ended on March 31	
	2022	2021
Current taxes:		
Income tax and social contribution payable	(3,215,281)	(2,247,396)
Deferred taxes:		
Constitution/realization in the period on temporary additions and exclusions	465,500	801,383
Use of opening balances of:		
Social contribution loss	(158,505)	(178,492)
Income tax loss	(199,431)	(221,180)
Constitution in the period of:		
Social contribution loss	34,962	79,846
Income tax loss	91,938	120,535
Total deferred tax expense	234,464	602,092
Income tax and social contribution for the period	(2,980,817)	(1,645,304)

c) Deferred income tax and social contribution

				R$ thousand
	Balance on December 31, 2021	Amount recorded	Amount realized	Balance on March 31, 2022
Expected credit loss associated with credit risk	43,683,213	3,864,231	(2,910,084)	44,637,360
Civil provisions	4,011,932	77,274	(122,562)	3,966,644
Tax provisions	3,401,251	62,246	(43,601)	3,419,896
Labor provisions	2,996,377	114,497	(129,441)	2,981,433
Impairment of securities and investments	3,912,172	169,647	(519,800)	3,562,019
Non-financial assets held for sale	845,667	26,907	(57,941)	814,633
Fair value adjustment of trading securities and derivatives	353,503	14,303	(164,133)	203,673
Amortization of goodwill	199,654	5,887	(2,782)	202,759
Provision for interest on own capital (1)	-	767,279	-	767,279
Other	5,471,297	670,548	(870,483)	5,271,362
Total deductible taxes on temporary differences	64,875,066	5,772,819	(4,820,827)	65,827,058
Income tax and social contribution losses in Brazil and overseas	18,701,919	216,749	(357,936)	18,560,732
Subtotal	83,576,985	5,989,568	(5,178,763)	84,387,790
Adjustment to fair value of available-for-sale securities	2,189,313	640,836	(268,258)	2,561,891
Total deferred tax assets (Note 3f)	85,766,298	6,630,404	(5,447,021)	86,949,681
Deferred tax liabilities (Note 37e)	5,595,140	669,542	(664,057)	5,600,625
Deferred tax assets, net of deferred tax liabilities	80,171,158	5,960,862	(4,782,964)	81,349,056
- Percentage of net deferred tax assets on capital (Ntoe 35b)	53.4%			53.4%
- Percentage of net deferred tax assets over total assets	4.8%			4.9%

(1) The tax credit on interest on shareholders' equity is accounted for up to the tax limit allowed.

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On March 31, 2022, there was a total of R$12,640 thousand (R$12,681 thousand as of December 31, 2021) of unrecognized deferred tax assets, primarily related to temporary differences. These credits will only be recorded upon the effective perspective of realization according to the technical study and analyses made by the Board as required by Bacen.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

					R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2022	4,793,945	3,705,933	165,675	136,367	8,801,920
2023	10,008,115	7,906,568	224,635	187,874	18,327,192
2024	9,575,471	7,614,205	133,720	151,676	17,475,072
2025	8,504,203	6,765,779	109,587	151,303	15,530,872
2026	3,240,939	2,418,017	1,530,761	1,258,232	8,447,949
2027	211,220	149,753	2,036,814	1,625,752	4,023,539
2028	204,200	145,465	1,943,672	1,525,537	3,818,874
2029	46,052	28,925	2,037,438	1,609,853	3,722,268
2030	144,026	87,249	1,700,895	1,822,200	3,754,370
2031	177,560	99,433	17,446	191,295	485,734
Total	36,905,731	28,921,327	9,900,643	8,660,089	84,387,790

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On March 31, 2022, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$76,210,722 thousand (R$76,415,054 thousand on December 31, 2021), of which: R$60,901,081 thousand (R$60,621,807 thousand on December 31, 2021) of temporary differences; and R$15,309,641thousand (R$15,793,247 thousand on December 31, 2021) to tax losses and negative basis of social contribution.

e) Deferred tax liabilities

				R$ thousand
	Balance on December 31, 2021	Amount recorded	Realized/Decrease	Balance on March 31, 2022
Fair value adjustment to securities and derivative financial instruments	1,824,164	314,387	(411,261)	1,727,290
Difference in depreciation	274,687	35,578	-	310,265
Judicial deposit	2,326,652	123,622	(35,590)	2,414,684
Other	848,344	191,864	(12,381)	1,027,827
Total deferred liabilities on temporary exclusions	**5,273,847**	**665,451**	**(459,232)**	**5,480,066**
Adjustment to fair value of available-for-sale securities	321,293	4,091	(204,825)	120,559
Total deferred tax expense (Note 37c)	**5,595,140**	**669,542**	**(664,057)**	**5,600,625**

38) OTHER INFORMATION

a) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

	R$ thousand			
	On March 31, 2022		On December 31, 2021	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	124,417,351	124,425,169	83,361,149	83,375,054
Compulsory deposits with the Brazilian Central Bank	84,568,715	84,568,715	87,317,302	87,317,302
Securities:				
- Trading securities	282,772,475	282,772,475	314,513,422	314,513,422
- Available-for-sale securities	292,498,088	292,498,088	287,582,478	287,582,478
- Held-to-maturity securities	78,690,307	79,480,633	85,927,063	86,732,851
Derivative financial instruments	25,760,070	25,760,070	22,184,725	22,184,725
Loans (1)	619,131,662	610,567,612	609,176,420	607,725,289
Other financial instruments	79,661,068	79,661,068	69,896,614	69,896,614
Liabilities				
Deposits from banks	280,209,959	280,579,468	279,009,280	279,299,225
Deposits from customers	545,390,853	546,260,377	569,726,250	570,368,593
Securities issued	179,041,539	166,321,194	166,228,542	155,235,456
Subordinated debt	49,715,621	51,063,445	54,451,077	55,756,684
Derivative financial instruments	20,991,085	20,991,085	14,265,283	14,265,283
Other financial liabilities	51,388,147	51,388,147	44,094,465	44,094,465

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value

requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 2% and 6%.

To fair value securities which have no consistent, regularly updated, public price source, the Organization uses models defined by its CMM (mark-to-market commission) and documented in the fair value manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of assets at fair value, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

								R$ thousand
	On March 31, 2022				On December 31, 2021			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	244,836,305	36,910,254	1,025,916	282,772,475	282,407,213	31,627,904	478,305	314,513,422
Financial treasury bills	129,768,624	-	-	129,768,624	143,195,011	-	-	143,195,011
National treasury notes	47,646,485	5,407,812	-	53,054,297	47,546,733	6,487,867	-	54,034,600
Financial bills	-	24,583,472	-	24,583,472	-	18,325,994	-	18,325,994
National treasury bills	35,615,913	-	-	35,615,913	61,794,819	-	-	61,794,819
Debentures	9,669,527	4,867,604	103,234	14,640,365	8,474,650	4,759,006	122,888	13,356,544
Brazilian foreign debt securities	271,798	-	-	271,798	307,452	-	-	307,452
Other	21,863,958	2,051,366	922,682	24,838,006	21,088,548	2,055,037	355,417	23,499,002
Derivatives	1,060,946	4,082,448	(374,409)	4,768,985	(220,868)	8,491,757	(351,447)	7,919,442
Derivative financial instruments (assets)	11,960,687	13,604,824	194,559	25,760,070	3,982,364	18,022,857	179,504	22,184,725
Derivative financial instruments (liabilities)	(10,899,741)	(9,522,376)	(568,968)	(20,991,085)	(4,203,232)	(9,531,100)	(530,951)	(14,265,283)
Available-for-sale securities	188,046,912	91,803,421	12,647,755	292,498,088	195,662,635	81,254,564	10,665,279	287,582,478
National treasury notes	78,679,131	-	-	78,679,131	78,446,234	-	-	78,446,234
Debentures	8,740,552	59,683,489	9,964,158	78,388,199	9,212,481	55,712,917	9,152,766	74,078,164
National treasury bills	28,629,546	-	-	28,629,546	42,902,735	-	-	42,902,735
Shares	4,788,093	1,503,503	833,363	7,124,959	6,018,528	1,503,503	1,363	7,523,394
Foreign government bonds	6,680,468	-	-	6,680,468	7,404,875	-	-	7,404,875
Foreign corporate securities	5,617,139	-	-	5,617,139	6,147,618	-	-	6,147,618
Promissory notes	-	10,381,728	197,164	10,578,892	-	6,278,812	-	6,278,812
Certificates of real estate receivables	-	1,377,611	268,544	1,646,155	-	1,352,941	275,111	1,628,052
Other	54,911,983	18,857,090	1,384,526	75,153,599	45,530,164	16,406,391	1,236,039	63,172,594
Total	433,944,163	132,796,123	13,299,262	580,039,548	477,848,980	121,374,225	10,792,137	610,015,342
Public	380,447,417	5,407,812	24,662	385,879,891	425,586,324	6,501,091	25,786	432,113,201
Private	53,496,746	127,388,311	13,274,600	194,159,657	52,262,656	114,873,134	10,766,351	177,902,141

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousand
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on December 31, 2021	478,305	179,504	(530,951)	10,665,279	10,792,137
Recognized in income	549,051	-	-	485,974	1,035,025
Recognized in other comprehensive income	-	-	-	647,671	647,671
Acquisitions	41,435	15,055	(38,017)	1,587,144	1,605,617
Disposals	(42,875)	-	-	(583,963)	(626,838)
Maturities	-	-	-	(103,234)	(103,234)
Transfer to other levels (1)	-	-	-	(51,116)	(51,116)
Balance on March 31, 2022	1,025,916	194,559	(568,968)	12,647,755	13,299,262

(1) These instruments were reclassified between levels 2 and 3, because according to the Institution's internal methodology, certain impacts on risk assessment parameters may result in the use of observable and unobservable data, thus resulting in the transfer from level 2 to level 3 and vice versa.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

					R$ thousand
	Scenarios	On March 31, 2022		On December 31, 2020	
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
Interest rate in Reais	1	-	(23)	-	(40)
	2	(32)	(6,365)	(31)	(9,925)
	3	(61)	(12,252)	(60)	(18,043)
Price indexes	1	(1)	(1)	(1)	(1)
	2	(165)	(159)	(223)	(183)
	3	(327)	(314)	(439)	(359)
Exchange coupon	1	-	-	-	-
	2	-	-	-	-
	3	-	-	-	-
Foreign currency	1	-	(170)	-	-
	2	-	(4,251)	-	-
	3	-	(8,502)	-	-
Equities	1	(5,528)	(5,000)	(1,947)	(7)
	2	(138,196)	(125,004)	(48,681)	(187)
	3	(276,392)	(250,009)	(97,361)	(375)

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.75, a scenario of R$4.80 was applied, while for a 1-year fixed interest rate of 12.71%, a scenario of 12.72% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.75, a scenario of R$5.94 was applied, while for a 1-year fixed interest rate of 12.71%, a 15.89% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$4.75 a scenario of R$7.13 was applied, while for a 1-year fixed interest rate of 12.71%, a 19.07% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

										R$ thousand
	On March 31, 2022					On December 31, 2021				
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										
Interbank investments	-	124,425,169	-	124,425,169	124,417,351	-	83,375,054	-	83,375,054	83,361,149
Securities held to maturity	73,930,552	5,301,373	248,708	79,480,633	78,690,307	80,568,748	5,920,745	243,358	86,732,851	85,927,063
Loans	-	-	610,567,612	610,567,612	619,131,662	-	-	607,725,289	607,725,289	609,176,420
Liabilities										
Deposits from banks	-	-	280,579,468	280,579,468	280,209,959	-	-	279,299,225	279,299,225	279,009,280
Deposits from customers	-	-	546,260,377	546,260,377	545,390,853	-	-	570,368,593	570,368,593	569,726,250
Securities issued	-	-	166,321,194	166,321,194	179,041,539	-	-	155,235,456	155,235,456	166,228,542
Subordinated debt	-	-	51,063,445	51,063,445	49,715,621	-	-	55,756,684	55,756,684	54,451,077

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3(d). See Note 9b (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b) Non-recurring net income

In accordance with BCB Resolution No. 2/2020 (Article 34) and the Bradesco Organization's policy for evaluating and measuring non-recurring events, we present below the non-recurring results for the periods:

Our accounting result as of March 31, 2022 was R$7,009 million, the recurring result was R$6,821 million and the non-recurring result was R$188 million net of taxes, which is not expected to occur in future years. , below we detail:

i. Goodwill Amortization – R$ (42) million: Goodwill amortization due to expected future profitability, related to an atypical acquisition for the Organization's business considering the history of other Organization acquisitions, where we do not expect to have these effects beyond the next year; and ii. Others – R$ 231 million – Related to the gain from the demutualization of investment.

Our accounting result as of March 31, 2021 was R$6,153 million, the recurring result was R$6,515 million and the non-recurring result was R$ (362) million, net of taxes, as detailed below:

i. Goodwill Amortization – R$ (356) million: Goodwill amortization due to expected future profitability, related to an atypical acquisition for the Organization's business considering the history of other Organization acquisitions, where we do not expect to have these effects beyond the next year; and ii. Others – R$ (6) million.

c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets which, on March 31, 2022, amounted to R$1,071,085,523 thousand (R$1,060,428,685 thousand on December 31, 2021).

d) Standards, amendments and interpretations of standards applicable in future periods

CPC 06 (R2) – Leases. The main changes in relation to the previous rules for lessees are: (i) there no longer exists a classification between operating and financial leasing; and (ii) all leasing operations have a leased asset and an associated lease liability, and interest and depreciation expenses must be recognized. There are optional exemptions for short-term leases and leases of low-value items.

Lessor accounting remains similar to the current standard, classifying leases as finance or operating. CPC 06 (R2) will be applicable as of January 1, 2025, in accordance with CMN Resolution No. 4,975/21, and the possible impacts arising from the adoption of this amendment are being evaluated.

CMN Resolution No. 4,966 - Provides for the concepts and accounting criteria applicable to financial instruments, as well as for the designation and recognition of hedge operations, replaces, among other rules, Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3082.

The new standard establishes that: (i) all financial assets must be, initially, classified according to the business model and in one of three categories: amortized cost, fair value in other comprehensive income and fair value in income; and (ii) the evaluation of the effectiveness of hedge operations becomes prospective, in accordance with the Risk Management Strategy.

Regarding the allowance for credit losses, CMN Resolution No. 4,966 establishes criteria applicable to all financial assets, including bonds and securities. The classification of losses is divided into 3 (three) stages and must be applied from initial recognition of the financial instruments.

The Central Bank of Brazil (Bacen) will also issue complementary rules for the definition of the components of the financial instrument that constitute payments of principal and interest on the principal amount for the purpose of classifying financial assets, the definition of the interest rate calculation methodology of the financial instrument, the establishment of minimum levels of provision for losses associated with credit risk and terms for writing off financial instruments and the detailing of the information to be disclosed in the explanatory notes.

Resolution No. 4,966 will be applied prospectively on January 1, 2025, but a plan for implementation, approved by the Board of Directors, must be prepared and submitted to Bacen by June 30, 2022. The Bank is in the process of evaluating the application of the aforementioned standards and therefore it is not yet possible to measure their effects.

e) Consortium funds

	R$ thousand	
	On March 31, 2022	On December 31, 2021
Monthly estimate of funds receivable from consortium members	750,257	742,298
Contributions payable by the group	43,578,853	42,296,299
Consortium members - assets to be included	38,540,492	37,320,497
Credits available to consortium members	7,678,001	7,674,529

	In units	
	On March 31, 2022	On December 31, 2021
Number of groups managed	3,605	3,596
Quantity of assets pending delivery	134,569	138,355
Quantity of total delivered assets	2,329,153	2,275,239
Quantity of total active consortium members	1,521,518	1,516,876
Quantity of total dropouts and cancellations	1,518,749	1,501,566
Default rate	3.39%	3.41%

	In units	
	Three months ended on March 31	
	2022	2021
Quantity of assets delivered in the period	53,914	49,892
Quantity of active consortium members in the period	138,130	59,529
Quantity of dropouts and cancellations in the period	82,215	76,830

f) In 2022, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits	BCB RESOLUTION No. 21, OF OCTOBER 2, 2020 (Revoked) It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on March 15, 2021 and ends on March 19, 2021. II- 20% from the calculation period which starts on March 22, 2021 and ends on March 26, 2021.	BCB Resolution No. 78, of March 10, 2021 It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on November 22, 2021 and ends on November 26, 2021, with adjustment on December 6, 2021. II- 20% from the calculation period which starts on November 29, 2021 and ends on December 6, 2021, with adjustment on December 13, 2021
	BCB Resolution No. 78 of October 03, 2021 defines: Rate applied to calculate the compulsory collection requirement: I - 17% up to the calculation period starting on November 22, 2021 and ending on November 26, 2021, with adjustment on December 06, 2021. II - 20% from the calculation period starting on November 29, 2021 and ending on December 03, 2021, with adjustment on December 13, 2021.	Resolution BCB No. 145 of September 24, 2021 consolidated the compulsory collection rules and defined them. - Determination of the compulsory collection requirement applying a 20% rate. - Possibility of Deduction based on the value of the Total Financial Limit for Forward Liquidity Line (LLT) operations, limited to the value of 3% of the calculation base of the reserve requirement requirement. It enters into force from the calculation period from November 08, 2021 to November 12, 2021, whose adjustment will take place on November 22, 2021.

g) The recent conflict between Russia and Ukraine caused the government of the United States, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia in addition to threats with additional sanctions and controls. These measures have impacted the prices of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. These conditions can affect global credit and capital markets.

Bradesco's Management has been following up and monitoring the situation and, to date, no relevant direct impacts have been identified.

h) On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the foreign exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of 100%, from the fiscal year of 2022.

i) On February 25, 2022, Bradesco communicated to its shareholders, customers and the market in general that, through its subsidiary, Bradescard Elo Participações S.A. (Bradescard Elo), concluded the acquisition of 49.99% of the share capital of Banco Digio. For the acquisition, Bradescard Elo paid the amount of R$645 million, indirectly holding 100% of Digio's capital stock. This acquisition reinforces Bradesco Organization's strategy of expanding the offer of financial services through digital platforms.

Bradesco obtained approval for the acquisition of Digio by CADE (Administrative Defense Council) on 11/24/21 and by BACEN (Banco Central do Brasil) on 02/04/22.

We present below, the composition of the values of the acquisition of Digio:

	R$ thousand
Amount paid on acquisition	**645,060**
Interest in the Shareholders' Equity acquired - 49.99%	307,215
Controller Settings (1)	(38,413)
Adjusted Shareholders' Equity	**268,802**
Goodwill on the acquisition of the investment	**376,258**

(1) Adjustment of provisions for losses associated with credit risk, pursuant to Resolution No. 2,682/99.

Bradesco hired a specialized and independent company to prepare the purchase price allocation study ("PPA"), for the initial allocation of the fair value of the assets acquired and liabilities assumed of Digio, the final allocation may undergo changes and improvements until the end of the study, which is estimated to take up to 12 months from the date of the respective acquisition.

Therefore, we show below the assets and liabilities consolidated by Bradesco:

	R$ thousand
	On February 25, 2022
Assets	
Cash and due from banks	41,614
Financial instruments	3,420,257
Expected credit loss associated with credit risk	(337,216)
Deferred income tax assets	398,493
Premises and equipment	2,043
Intangible assets	259,928
Depreciation and amortization	(22,677)
Other assets	363,787
Total assets	**4,126,229**

	R$ thousand
	On February 25, 2022
Liabilities	
Deposits and other financial liabilities	3,268,274
Provisions	34,702
Deferred income tax liabilities	32,587
Other liabilities	176,124
Total liabilities	**3,511,687**
Shareholders' equity (1)	**614,542**
Total liabilities and Shareholders' equity	**4,126,229**

(1) Balance eliminated with investment.

j) On January 18, 2022, Bradesco announced to the market the issuance of its first Sustainable Bond linked to socioenvironmental criteria in total amount of US$500 million, the Bond is a sustainable international senior debt issue with a maturity of 60 months and a coupon of 4.375% p.a.

k) As of January 1, 2022, pursuant to CMN Resolution No. 4,818/20, we started to adopt the international accounting standard (IFRS) in the preparation and disclosure of the Interim Consolidated Financial Statements, which will be disclosed simultaneously with these Consolidated Financial Statements.

l) On April 28, 2022, Provisional Measure No. 1,115 ("MP") was published, which increased the rate of the Social Contribution on Net Income – CSLL of the financial, insurance and cooperative sectors by one percentage point, during the period from August 2022 to December 31, 2022. Bradesco is analyzing the impacts, but they are not expected to be material to the financial statements.

Management Bodies

Base Date April 20, 2022

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Carlos Alberto Rodrigues Guilherme

Members
Denise Aguiar Alvarez
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez
*Denise Pauli Pavarina - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior

Managing Officers
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
José Ramos Rocha Neto
Antonio José da Barbara
Edson Marcelo Moreto
José Sérgio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris

Deputy Officers
Edilson Wiggers
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Klayton Tomaz dos Santos

Department Officers
Ademir Aparecido Correa Junior
* Aires Donizete Coelho
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Layette Lamartine Azevedo Júnior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Paulo Eduardo Waack
eRoberto Medeiros Paula

Officers
Adelmo Romero Perez Junior
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André David Marques
André Luis Duarte de Oliveira
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carolina Salomão Fera
Cintia Scovine Barcelos de Souza
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Francisco Armando Aranda
Francisco José Pereira Terra
Italívio Garcia Menezes
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Leandro Borges
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
Marcos Daniel Boll
Marcos Valério Tescarolo
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo

Regional Officers
Alberto do Nascimento Lemos
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D´Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Veiga Neto
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto - Coordinator
Carlos Alberto Rodrigues Guilherme
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Ivan Luiz Gonjito Junior
Clayton Neves Xavier

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Denise Aguiar Alvarez
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Oswaldo Tadeu Fernandes
Carlos Wagner Firetti
Marcelo Sarno Pasquini

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Antonio José da Barbara
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Junior
Carlos Wagner Firetti
Antonio Campanha Junior

Fiscal Council

Sitting Members
Domingos Aparecido Maia
José Maria Soares Nunes
*Joaquim Caxias Romão
Ivanyra Maura de Medeiros Correia
Cristiana Pereira

Deputy Members
*Frederico William Wolf
*Luiz Eduardo Nobre Borges
*Artur Padula Omuro
Eduardo Badyr Donni
Ava Cohn

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

* pending approval by Bacen

To
Shareholders and Board of Directors of
Banco Bradesco S.A.
Osasco - SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Bradesco S.A. ("Bradesco" or "Bank"), as of March 31, 2022, and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three-month period then ended, including the main explanatory notes (condensed interim consolidated financial information).

Management of Bradesco is responsible for the preparation of this condensed interim consolidated financial information in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this condensed interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial information does not present fairly, in all material respects, the consolidated financial position of Bradesco as at March, 31, 2022, the consolidated performance of its operations and its consolidated cash flows for the three month period then ended, in accordance with the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters - Statement of Added Value

The condensed interim consolidated financial information, related to the Statement of Value Added ("DVA") for the three-month period ended as at March 31, 2022, prepared under Bradesco Management responsibility, and which presentation is not required in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, were subject to review procedures performed together with the review of the condensed interim consolidated financial information of the Banco Bradesco S.A. For the purposes of forming our opinion, we assessed whether these statements are reconciled with the financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware of any fact that could lead us to believe that they were not prepared, in all material respects, consistently with the condensed interim consolidated financial information taken as a whole.

Other matters – Condensed Interim Consolidated Financial Information

These condensed interim consolidated financial information for the quarter ended March 31, 2022, which have been prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), are being presented in an additional manner, as permitted by Article 77 of CMN Resolution No. 4,966, to the condensed interim consolidated financial information prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and were presented separately by Bradesco, on this date and on which we have issued an independent auditor's report, without any modification, dated May 5, 2022.

São Paulo, March 5th, 2022

KPMG Auditores Independentes Ltda
CRC 2SP-014428/O-6

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A., referring to the first quarter of 2022, and, in view of the reports of KPMG Auditores Independentes, are of the opinion that the aforementioned pieces adequately reflect the equity and financial position of the Company.

Cidade de Deus, Osasco, SP, May 5, 2022

José Maria Soares Nunes

Domingos Aparecido Maia

Joaquim Caxias Romão

Ivanyra Maura de Medeiros Correia

Cristiana Pereira

For further information, please contact:

Leandro Miranda

Executive Director and Investor Relations Officer

Carlos Wagner Firetti

Business Controller and Market Relations Director

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Vermelho – 3rd floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco